Exhibit 99.1

CREDIT AGREEMENT

Among

ENERMARK INC.
(as Borrower)

- and -

ENERPLUS RESOURCES FUND
(as Guarantor and Covenantor)

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
NATIONAL BANK OF CANADA,
THE BANK OF NOVA SCOTIA,
CITIBANK, NA. Canadian Branch,
THE TORONTO-DOMINION BANK,
ALBERTA TREASURY BRANCHES,
HSBC BANK CANADA
and the other banks and financial institutions
from time to time parties hereto
(as Lenders)

- and -

CANADIAN IMPERIAL BANK OF COMMERCE
(as Administrative Agent)

- and -

ROYAL BANK OF CANADA
(as Syndication Agent)

- and -

BANK OF MONTREAL,
NATIONAL BANK OF CANADA, and
THE BANK OF NOVA SCOTIA
(as Co-Documentation Agents)

- and -

CIBC WORLD MARKETS
(as Sole Lead Arranger and Sole Bookrunner)

Dated as of November 18, 2004

THIS CREDIT AGREEMENT is made as of the 18th day of November, 2004

AMONG:

ENERMARK INC.
as Borrower
(the "Borrower")

- and -

ENERPLUS RESOURCES FUND
as Guarantor and Covenantor
(the "Fund")

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
NATIONAL BANK OF CANADA,
THE BANK OF NOVA SCOTIA,
CITIBANK, NA. Canadian Branch,
THE TORONTO-DOMINION BANK,
ALBERTA TREASURY BRANCHES,
HSBC BANK CANADA
and the other banks and financial
institutions from time to time parties to
this Agreement, as lenders
(collectively, the "Lenders")

- and -

CANADIAN IMPERIAL BANK OF COMMERCE
as administrative agent for and on behalf of itself
and the other Lenders
(the "Administrative Agent")

PREAMBLE

1.           The Borrower and the Lenders wish to enter into this Agreement in order to provide the Credit to the Borrower on and subject to the following terms.

2.           The Lenders require the Fund to execute this Agreement as Guarantor and Covenantor.

3.           The Facility will replace the Existing Facilities.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Parties to this Agreement hereby agree as follows.

ARTICLE 1
DEFINED TERMS

1.1	Defined Terms

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Additional Compensation" has the meaning ascribed thereto in Section 13.14.

"Administrative Agent" means CIBC in its capacity as administrative agent for the Lenders and includes any Successor Agent appointed pursuant to Section 10.11.

"Advance" means a borrowing by the Borrower by way of a Prime Rate Advance, a U.S. Base Rate Advance, a BA Advance, a BA Equivalent Advance, a LIBOR Advance or a Letter of Credit Advance, including deemed Advances, Conversions and Rollovers of existing Advances and of Existing BAs.

"Affiliate" has the meaning set out in the Business Corporations Act (Alberta).

"Agent Prime Rate" means, on any day, the floating annual rate of interest established from time to time by the Administrative Agent as the reference rate it will use to determine rates of interest on Canadian Dollar loans to its customers in Canada and designated as its "Prime Rate".

"Agent U.S. Base Rate" means, on any day, the floating annual rate of interest established from time to time by the Administrative Agent as the reference rate it will use to determine rates of interest on U.S. Dollar loans to its customers in Canada and designated as its "U.S. Dollar Base Rate".

"Agent's Account Branch" means the branch of the Administrative Agent which is initially situated at CIBC Main Branch, Commerce Court, Toronto, Ontario, or such other branch in Canada as the Administrative Agent may from time to time notify the Borrower.

"Agreeing Lenders" has the meaning ascribed thereto in Section 3.1(b).

"Agreement", "hereof", "herein", "hereto", "hereunder" or similar expressions, means this Agreement and the Schedules hereto, as each may be amended, supplemented, restated or replaced from time to time.

"Anniversary Date" has the meaning ascribed thereto in Section 3.1(a).

"Applicable Environmental Laws" means those Applicable Laws which pertain to the public health or safety, the protection or enhancement of the environment, the Release of materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or loading of Hazardous Substances (including without limitation, the Environmental Protection and Enhancement Act (Alberta) and the Canadian Environmental Protection Act and orders and directives issued thereunder), and further including any condition, restriction, prohibition or requirement contained in a Permit issued pursuant to such Applicable Laws affecting or pertaining to the Borrower, a Restricted Subsidiary or any of their Property.

"Applicable Laws" means, in relation to any Person, property, transaction or event:

(a)	all applicable provisions of laws, statutes, rules, policies and regulations of any Governmental/Judicial Body in effect from time to time; and

(b)
all judgments, orders, awards, decrees, official directives, writs and injunctions from time to time in effect of any Governmental/Judicial Body in an action, proceeding or matter in which the Person is a party or by which it or its property is bound or having application to the transaction or event.

"Applicable Margin" means with respect to any Advance or the Standby Fee payable under Section 4.2, the rate per annum (in Basis Points) set forth below based on the then applicable Consolidated Senior Debt to EBITDA Ratio, as applicable from time to time:

Consolidated Senior Debt to EBITDA Ratio	< 1.0:1.0	> 1.0:1.0 < 1.5:1.0	> 1.5:1.0 < 2.0:1.0	> 2.0:1.0 < 3.0:1.0	>3.0:1.0
Prime Rate Margin	0.0	0.0	0.0	0.0	25.0
U.S. Base Rate Margin	0.0	0.0	0.0	0.0	25.0
LIBOR Margin	65.0	70.0	75.0	87.5	125.0
BA Rate	65.0	70.0	75.0	87.5	125.0
Letter of Credit Rate	65.0	70.0	75.0	87.5	125.0
Standby Fee Rate	15.0	15.0	17.5	20.0	27.5

The initial Applicable Margin for all Advances and the initial Standby Fee shall be as set out in the column above which refers to a Consolidated Senior Debt to EBITDA Ratio of < 1.0:1.0.  Such Applicable Margin shall apply until receipt of the Borrower's Compliance Certificate for the First Fiscal Quarter ended September 30, 2004, after which the appropriate Applicable Margin, as set out above, will apply.

With respect to Letters of Credit which are not Direct Credit Substitutes (as determined by the applicable LC Fronting Lender, acting reasonably), the Applicable Margin shall be 66 2/3% of the rates applicable to Letters of Credit as indicated above; provided that if any such Letter of Credit is determined by the Office of the Superintendent of Financial Institutions Canada to be a Direct Credit Substitute after the issuance thereof, the Applicable Margin shall be adjusted to 100% of the rates applicable to Letters of Credit as indicated above with retroactive effect to the date of issuance of the applicable Letter of Credit and the incremental Letter of Credit Fee payable for the period from the date of issuance to the date of such determination shall be payable on the first Business Day of the next Fiscal Quarter.

For the purposes of determining the Applicable Margins, the Consolidated Senior Debt to EBITDA Ratio shall be determined as of the last day of each Fiscal Quarter and any change in any Applicable Margin resulting from a change in the Consolidated Senior Debt to EBITDA Ratio shall be effective on the date of receipt by the Administrative Agent of the Compliance Certificate for the most recently completed Fiscal Quarter (the "Effective Date"); provided that if the Borrower fails to provide the Administrative Agent with a Compliance Certificate for any Fiscal Quarter as required by Section 8.2(b), the Applicable Margin and Standby Fee shall be as set out in the column above which refers to a Consolidated Senior Debt to EBITDA Ratio of >3.0:1:0 and the Effective Date shall be deemed to be the last day on which the Borrower was obligated to provide the Compliance Certificate to the Administrative Agent.

Any resulting change, whether an increase or a decrease in the Applicable Margin and the corresponding change in the rate of any interest or fees payable hereunder, shall be calculated and applied as follows:

(a)
from and after each applicable Effective Date with respect to both outstanding and future Prime Rate Advances and U.S. Base Rate Advances, on the basis of the Applicable Margins effective from and after such Effective Date;

(b)
with respect to outstanding LIBOR Advances, BA Advances, BA Equivalent Advances and Letter of Credit Fees made prior to the Effective Date, by the Administrative Agent calculating the Bankers' Acceptance Fee payable in respect of each outstanding BA Advance and BA Equivalent Advance and the interest payable in respect of any outstanding LIBOR Advance on the basis of the Applicable Margins effective prior to such Effective Date and the Applicable Margins effective from and after such Effective Date;

(c)
with respect to LIBOR Advances, Letter of Credit Advances, BA Advances and BA Equivalent Advances made on and after the Effective Date, on the basis of the Applicable Margins effective from and after such Effective Date; and

(d)	from and after each applicable Effective Date with respect to the Standby Fee accruing, on the basis of the Applicable Margins effective from and after such Effective Date.

"Assignment Agreement" means an agreement substantially in the form of Schedule "A".

"Available Credits" means the forms of credit made available to the Borrower hereunder and includes Prime Rate Advances, U.S. Base Rate Advances, BA Advances, BA Equivalent Advances, LIBOR Advances and Letter of Credit Advances and with respect to the Swingline Facility includes Prime Rate Advances, U.S. Base Rate Advances, BA Advances and BA Equivalent Advances and "Available Credit" means any one of them.

"BA Advances" means an Advance made by way of Bankers' Acceptance.

"BA Branch of Account" has the meaning ascribed thereto in Section 6.8(a).

"BA Discount Proceeds" means the net cash proceeds resulting from the purchase by the Lenders of Bankers' Acceptances in accordance with Section 6.10(c), before deduction or payment of any fee payable hereunder in respect thereof to the Lenders.

"BA Discount Rate" means, in respect of a BA Advance:  (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), the arithmetic average of the discount rates for Canadian Dollar bankers' acceptances as quoted on the CDOR page of Reuter Money Monitor Rates Service (or such other page as may, from time to time, replace such page on that service for the purpose of displaying quotations for bankers' acceptances accepted by leading Canadian financial institutions) at approximately 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptances; or, if such rate is not available at or about such time, the average of the bankers' acceptance rates (expressed to five decimal places) as quoted to the Administrative Agent by the Schedule I BA Reference Lenders as of 10:00 a.m. (Toronto time) on such Drawdown Date for the purchase by such Schedule I BA Reference Lenders of bankers' acceptances having a comparable maturity date as the maturity date of such Bankers' Acceptance (the "CDOR Rate"); and (ii) for a Lender that is not listed in Schedule I to the Bank Act (Canada), the rate established by the Administrative Agent to be the lesser of (A) the CDOR Rate plus 10 Basis Points; and (B) the rate (expressed to five decimal places) as quoted to the Administrative Agent by such Lender as of 10:00 a.m. (Toronto time) on such Drawdown Date as its discount rate for Canadian Dollar bankers’ acceptances’ having a comparable maturity date as the maturity date of such Bankers' Acceptances.

"BA Equivalent Advance" has the meaning ascribed thereto in Section 6.10(b).

"BA Interest Period" has the meaning ascribed thereto in Section 6.9.

"BA Lender" means any Lender which is a bank named on Schedule I, Schedule II or Schedule III to the Bank Act (Canada) and which stamps and accepts Bankers' Acceptances.

"BA Rate" means from time to time, in respect of a BA Advance or a BA Equivalent Advance, the applicable rate per annum indicated beside the reference to "BA Rate" in the definition of "Applicable Margin".

"Bankers' Acceptance" means a non-interest bearing Draft in Canadian Dollars drawn by the Borrower and accepted by a BA Lender and issued for value pursuant to this Agreement.

"Bankers' Acceptance Fee" means the amount calculated by multiplying the face amount of a Bankers' Acceptance by the applicable BA Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance by a Lender up to but excluding the maturity date of such Bankers' Acceptance, and the denominator of which is 365.

"Banking Day" means:

(a)	in relation to a U.S. Base Rate Advance, a day on which banks are generally open for business in Calgary, Alberta, Toronto, Ontario and New York, New York;

(b)
in relation to a LIBOR Advance, a day on which banking institutions are open for international business (including dealing in U.S. Dollar deposits in the London interbank market) in London, England, Calgary, Alberta, Toronto, Ontario and New York, New York; and

(c)	for all other purposes, a day on which banks are generally open for domestic and foreign exchange business in Calgary, Alberta and Toronto, Ontario;

but does not in any event include a Saturday or Sunday or statutory holiday in the jurisdictions referred to above.

"Basis Points" means one-hundredth of one percent.

"Borrower" means EnerMark Inc. and its successors and permitted assigns.

"Borrower's Counsel" means Blake, Cassels & Graydon LLP or any other firm of legal counsel acting on behalf of the Borrower, licensed to practice law in Alberta.

"Canadian Dollar equivalent" means the amount of Canadian Dollars which would be required to purchase the relevant stated amount of U.S. Dollars based on the Exchange Rate at the effective date of the calculation.

"Canadian Dollars", "Cdn. Dollars", "Cdn. $" and "$" mean lawful money of Canada.

"CDOR Rate" has the meaning ascribed thereto in the "BA Discount Rate" definition.

"Change of Control" means an event or series of events by which any Person or group of Persons (acting jointly or in concert) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases, merger, consolidation, issuances of Securities by the Fund or otherwise, be or become, directly or indirectly, the beneficial owner of 50% or more of the combined voting power of the then outstanding voting Securities of the Fund.

"CIBC" means Canadian Imperial Bank of Commerce, a bank chartered under the Bank Act (Canada), and its successors and permitted assigns.

"Citibank" means Citibank, NA. Canadian Branch and its successors and permitted assigns.

"Closing Date" means November 18, 2004 or such other date on which the conditions precedent specified in Section 5.1 have been satisfied or waived by all of the Lenders.

"Collateral" means cash, a bank draft or a letter of credit issued by a bank referred to in Schedule I of the Bank Act (Canada), all in a form satisfactory to the Administrative Agent, acting reasonably.

"Commitment" means, in respect of each Lender from time to time, the maximum amount of Advances that such Lender has agreed to make as set out on Schedule "B" to this Agreement (which shall be amended and distributed to all Parties by the Administrative Agent from time to time as other Persons become Lenders or the commitments of current or future Lenders are hereafter assigned, modified, cancelled, reduced, increased or otherwise changed pursuant to the provisions of this Agreement).

"Commodity Hedge Agreement" means an agreement, whether in the form of an ISDA Master Agreement, futures contract, a swap, a written put, a written call or otherwise and whether or not such agreement contemplates physical delivery of commodities or is considered "financial", which agreement is entered into for managing, mitigating or eliminating risks relating to commodity price fluctuations.

"Compliance Certificate" means the certificate required to be completed by the Borrower pursuant to Section 8.2(b)(i), in the form attached hereto as Schedule "C".

"Consolidated EBITDA" means with respect to the Fund, as at the end of each Fiscal Quarter of the Fund, calculated on a rolling four quarter basis, the aggregate amount of net income from the immediately preceding four Fiscal Quarters determined in accordance with GAAP and, except to the extent otherwise expressly provided, on a consolidated basis (including, without duplication, the net income from the previous four Fiscal Quarters attributable to any assets (or group of related assets) or wholly-owned entities acquired directly or indirectly by the Fund during such period in each case only where the cost of each such acquisition (or series of acquisitions that constitute one transaction) is in excess of $25,000,000 and excluding therefrom, without duplication, the net income from the previous four Fiscal Quarters attributable to any asset (or groups of related assets) or wholly-owned entities disposed of directly or indirectly by the Fund in each case only where the proceeds of each such disposition (or series of dispositions that constitute one transaction) are in excess of $25,000,000 during the immediately preceding four Fiscal Quarters and also excluding the aggregate amount of net income of a Subsidiary of the Fund that on the last day of such Fiscal Quarter is a Non-Restricted Subsidiary), in each case before (i) interest expense, (ii) depreciation, depletion, amortization and accretion expenses, (iii) all provisions for Taxes and (iv) all other non-cash expenses.

"Consolidated Senior Debt" means all indebtedness and obligations in respect of amounts borrowed by the Fund, determined on a consolidated basis (except that the indebtedness and obligations of Non-Restricted Subsidiaries shall be excluded therefrom), which, in accordance with GAAP, would be recorded in its Financial Statements (including the notes thereto), and in any event including, without duplication:

(a)	indebtedness represented by notes payable, debentures and other evidence of indebtedness representing extensions of credit;

(b)
the stated amount of letters of credit and letters of guarantee and the stated amount of surety bonds supporting obligations which would otherwise constitute Consolidated Senior Debt within the meaning of the opening paragraph of this definition;

(c)
actual amounts owed under Hedging Agreements upon termination of such Hedging Agreements, including early termination, including without limitation net settlement amounts payable upon maturity and termination payments payable upon termination;

(d)	net proceeds received from the sale of accounts receivable;

(e)
indebtedness for or in respect of the deferred purchase or acquisition price of Property or services (including, without limitation, Purchase Money Obligations) secured by any Security Interest in excess of 90 days;

(f)
principal obligations as lessee under any lease or similar arrangement classified as a capital lease in accordance with GAAP including, without limitation, sale and lease back transactions or other forms of leases which would otherwise constitute Consolidated Senior Debt within the meaning of the opening paragraph of this definition;

(g)	indebtedness secured by any security interest existing on Property owned, whether or not the indebtedness secured thereby shall have been assumed;

(h)
indebtedness of a Person for or in respect of the purchase from such Person of any of its Property, the purchase price in respect of which has been prepaid by the purchaser in excess of 90 days before the Property subject to such purchase is to be delivered to the purchaser;

(i)
all redemption obligations and mandatory dividend obligations of a Person with respect to any Securities issued by such Person and which are by their terms or pursuant to any contract, agreement or arrangement:

(i)
redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into debt of such Person (A) at a fixed or determinable date, (B) at the option of the holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such Person, or

(ii)	convertible into any other Securities described in paragraph (i) above,

excluding any obligations contingent or otherwise in respect of any Securities issued by the Fund to its Unitholders which are required to be purchased pursuant to the Trust Indenture; and

(j)	Guarantees in respect of obligations of another Person, including the types of obligations described in (a) through (i) above;

but, for certainty, excluding therefrom any Permitted Subordinated Debt and Convertible Debenture Indebtedness.

"Consolidated Senior Debt to EBITDA Ratio" means, as at a certain date, the ratio of Consolidated Senior Debt to Consolidated EBITDA.

"Consolidated Senior Debt to Capitalization Ratio" means, as at a certain date, the ratio of Consolidated Senior Debt to Total Capitalization.

"Consolidated Tangible Assets" means the book value of the total assets of a Person, as determined on a consolidated basis in accordance with GAAP, less any value attributed to intangible assets such as, but not limited to, goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges of such Person.

"Consolidated Tangible Net Worth" means the total of stated capital, contributed surplus and retained earnings of the Fund, as determined on a consolidated basis in accordance with GAAP (however excluding any stated capital, contributed surplus and retained earnings applicable to each Non-Restricted Subsidiary), less any value attributed to intangible assets as such term is defined in GAAP (such as but not limited to goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges).

"Consolidated Total Debt" means the aggregate of the Consolidated Senior Debt and Permitted Subordinated Debt.

"Consolidated Total Debt to EBITDA Ratio" means, as at the end of any Fiscal Quarter, the ratio of Consolidated Total Debt to Consolidated EBITDA.

"Constating Documents" means, with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws, and with respect to any other Person which is an artificial body, the organization and governance documents of such Person, all as amended from time to time.

"Contracts" means agreements, franchises, leases, easements, servitudes, privileges and other rights acquired from Persons.

"Contributing Lender" has the meaning ascribed thereto in Section 10.3(b).

"Conversion" means a conversion or deemed conversion of one type of Available Credit into another type of Available Credit pursuant to this Agreement and each of "Convert" and "Converted" has a corresponding meaning.

"Conversion Date" means the date specified by the Borrower as being the date on which the Borrower has elected (or the date on which it is deemed to have elected) to effect a Conversion and which shall be a Banking Day.

"Conversion Notice" means a notice requesting a Conversion hereunder substantially in the form of Schedule "D".

"Convertible Debenture Indebtedness" means all indebtedness created, incurred, assumed or guaranteed by the Fund, the Borrower or a Restricted Subsidiary in respect of convertible subordinated debentures or notes issued by the Fund, the Borrower or a Restricted Subsidiary which have all of the following characteristics:

(a)
an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed; provided however, if such indebtedness is incurred for the purpose of an acquisition and such acquisition is not completed within 9 months after the incurrence of such indebtedness, the maturity date of such indebtedness may be within such 9 month period;

(b)
no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Securities of the Fund, the Borrower or a Restricted Subsidiary as contemplated in (f) below) prior to the Maturity Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(c)
upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Obligations which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Obligations and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)
upon any distribution of the assets of the Fund, the Borrower or a Restricted Subsidiary on any dissolution, winding up, total liquidation or reorganization of the Fund, the Borrower or a Restricted Subsidiary (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e)
the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Obligations or enforcement of the rights and remedies of the Administrative Agent and the Lenders hereunder or under any Credit Document shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)	cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f)
payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Fund, the Borrower or a Restricted Subsidiary, by delivering Securities of the Fund in accordance with the indenture or agreement governing such debentures or notes (whether such Securities of the Fund are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).

"Credit" means the credit provided by the Lenders to the Borrower under the Facility.

"Credit Documents" means this Agreement, the Fund and Restricted Subsidiary Documents, and the agreements, guarantees, certificates, instruments, Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and all other documents delivered or to be delivered to or for the benefit of the Administrative Agent or Lenders pursuant hereto or thereto.

"Currency Hedge Agreement" means an agreement, whether in the form of an ISDA Master Agreement, a futures contract, a swap, a forward rate, currency exchange contract or otherwise, entered into for or in connection with a forward rate, currency swap or currency exchange and other similar currency-related transactions, the purpose and effect of which is to manage, mitigate or eliminate currency exchange rate risk in Canadian Dollars or U.S. Dollars.

"DBNA" means the Depository Bills and Notes Act (Canada).

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Defaulting Lender" has the meaning ascribed thereto in Section 10.3(b).

"Designated Account" means, in respect of any Advance, the account or accounts maintained by the Borrower at the Agent's Account Branch, that the Borrower designates as such to the Administrative Agent.

"Direct Credit Substitutes" has the meaning contemplated within the Guidelines published March 1993 by the Office of the Superintendent of Financial Institutions Canada on Capital Adequacy Requirements, as same may be amended or replaced from time to time.

"Disclosure Schedule" means Schedule I attached hereto, which shall be amended and replaced by the Borrower in the Compliance Certificate delivered by the Borrower from time to time, as the information set out in Schedule "I" is modified or changed.

"Disposition" means any sale, transfer, assignment, exchange, lease, sublease, farmout, conveyance, or other disposition of all or any part of the property or assets of any member of the Restricted Group, other than (a) any such disposition made to another member of the Restricted Group, or (b) dispositions of inventory and of assets which are obsolete, redundant or of no material economic value made in the ordinary course of business.

"Distribution" means:

(a)	any declaration or payment of dividends, royalties or fees of any kind directly or indirectly to any holder of Securities of any Person;

(b)
in respect of the Borrower and any Restricted Subsidiary, the payment to the Fund of any amounts under or in respect of any Material Contract to which the Borrower or a Restricted Subsidiary is a party;

(c)	any repurchase, retraction, redemption, acquisition or retirement of Securities of the Borrower or any Restricted Subsidiary;

(d)	any payment by a Person of any amount of principal, interest or other amounts in respect of any debt owed to any Affiliate of such Person;

(e)	any loan or advance which is made by the Person to or in favour of a holder of Securities in such Person or an Affiliate of such holder; or

(f)	the transfer by a Person of any of its Property for consideration of less than the fair market value thereof, to any of its Affiliates.

"Documents of Title" means collectively any and all present and future documents of title and all leases, reservations, Permits, unit agreements, assignments, trust declarations, participation, exploration, farmout, farmin, royalty, purchase, or other agreements by virtue of which the Borrower or any Restricted Subsidiary is entitled to:

(a)
explore for, drill for, recover, take or win Petroleum Substances and the present and future interests of the Borrower or any Restricted Subsidiary therein, and the rights of the Borrower or any Restricted Subsidiary thereunder; or

(b)
share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits, or other interests out of, referable to, payable in respect of or any amounts calculable by reference to the volume or value of Petroleum Substances and the present and future interests of the Borrower or any Restricted Subsidiary therein and the rights of the Borrower or any Restricted Subsidiary thereunder.

"Draft" means in relation to a Bankers Acceptance, a depository bill within the meaning of the DBNA in the form required by a BA Lender, drawn by the Borrower in connection with a BA Advance.

"Drawdown Date" means the date, which shall be a Banking Day, of any Advance.

"Drawdown Notice" means a notice requesting an Advance hereunder substantially in the form attached hereto as Schedule "E".

"Effective Date" has the meaning ascribed thereto in the "Applicable Margin" definition.

"EnerMark Royalty" means the 95% royalty interest granted to the Fund in the Petroleum Substances of the Borrower within, upon or under its Oil and Gas Properties pursuant to the EnerMark Royalty Agreement, and any other present or future royalties which the Majority Lenders, in their sole discretion, have approved in writing from time to time.

"EnerMark Royalty Agreement" means the Amended and Restated Royalty Agreement dated as of January 1, 2004 providing for a grant by the Borrower to the Fund of the EnerMark Royalty in respect of the Oil and Gas Properties of the Borrower, as the same may, subject to Section 8.8(b), be amended, modified, varied, restated or replaced from time to time.

"Enerplus" means Enerplus Resources Corporation and its successors and permitted assigns.

"Enerplus Holdings" means Enerplus Holdings II Ltd. and its successors and assigns.

"Enerplus LP" means Enerplus Limited Partnership II and its successors and assigns.

"Enerplus LP Partnership Agreement" means the partnership agreement dated May 14, 2004 among Enerplus Holdings, as general partner and the Fund, as the same may, subject to Section 8.8(b), be amended, modified, varied, restated or replaced from time to time.

"Enerplus Oil and Gas" means Enerplus Oil and Gas Ltd., and its successors and assigns.

"Enerplus Oil and Gas Royalty Agreement" means the Amended and Restated Royalty Agreement dated as of December 31, 2003 providing for a grant by Enerplus Oil and Gas to the Fund of the EOG Royalty in respect of the Oil and Gas Properties of Enerplus Oil and Gas, as the same may, subject to Section 8.8(b), be amended, modified, varied, restated and replace from time to time.

"Enerplus Royalty" means the 99% royalty interest granted to the Fund in the Petroleum Substances of Enerplus within, upon or under its Oil and Gas Properties pursuant to the Enerplus Royalty Agreement, and any other present or future royalties which the Majority Lenders, in their sole discretion, have approved in writing from time to time.

"Enerplus Royalty Agreement" means the Amended and Restated Royalty Agreement dated as of January 1, 2004 providing for a grant by Enerplus to the Fund of the Enerplus Royalty in respect of the Oil and Gas Properties of Enerplus, as the same may, subject to Section 8.8(b), be amended, modified, varied, restated or replaced from time to time.

"Enerplus Royalty Indenture" means the Amended and Restated Royalty Indenture dated as of January 1, 2004 between Enerplus and the Trustee as the same may, subject to Section 8.8(b), be amended, modified, varied, restated or replaced from time to time.

"Environmental Claims" has the meaning ascribed thereto in Section 12.2.

"Environmental Liabilities" means all liabilities and obligations related to the protection of or damage to the environment or the health and safety of a Person, including liabilities and obligations to comply with or resulting from breaches of Applicable Environmental Laws, liabilities and obligations to compensate any Person for damages to the environment or to the health or safety of a Person, liabilities and obligations to remedy any Release or other occurrences which have caused or could cause damage to the environment or the health or safety of a Person and liabilities and obligations to abandon wells or pipelines, remove structures and equipment and restore or reclaim the sites thereof.

"EOG Royalty" means the 99% royalty interest granted to the Fund in the Petroleum Substances of Enerplus Oil and Gas within, upon or under its Oil and Gas Properties pursuant to the Enerplus Oil and Gas Royalty Agreement, and any other present or future royalties which the Majority Lenders, in their sole discretion, have approved in writing from time to time.

"Event of Default" has the meaning ascribed thereto in Section 9.1.

"Exchange Rate" means, on any day, with respect to the exchange of Canadian Dollars or U.S. Dollars (the "First Currency") into the other currency (the "Other Currency"), the noon spot rate of the Bank of Canada on that day for purchases of the First Currency with the Other Currency or, if such rate is not or has not yet been quoted on such day, the last preceding noon spot rate of the Bank of Canada.

"Existing BAs" means those Bankers' Acceptances previously accepted by an Existing Lender at the request of the Borrower pursuant to the Existing Syndicated Facility which remain outstanding on the Closing Date, as described in Schedule "M".

"Existing Facilities" means the Existing Syndicated Facility and the Operating Facility.

"Existing Hedging Agreements" means those Hedging Agreements previously entered into by the Borrower pursuant to the Existing Syndicated Facility which remain in effect on the Closing Date, as summarized and set forth in Schedule "M".

"Existing Syndicated Facility" means the credit agreement dated as of March 20, 2002 among the Borrower, as borrower, Enerplus, as guarantor and covenantor, the Fund, as covenantor and CIBC, Royal Bank of Canada, The Bank of Nova Scotia, The Toronto-Dominion Bank, Bank of Montreal, Citibank, N.A., Canadian Branch and National Bank of Canada, as lenders, and CIBC, as administrative agent for and on behalf of the lenders thereto, as amended by a first amending agreement dated as of December 16, 2002, by a second amending agreement dated as of May 31, 2003 and by a third amending agreement dated as of May 4, 2004.

"Face Amount" means:

(a)	in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity;

(b)	in respect of a Notional Bankers' Acceptance, the amount payable to the Non BA Lender on the maturity thereof; and

(c)	in respect of a Letter of Credit, the maximum amount which an LC Fronting Lender is contingently liable to pay the beneficiary thereof.

"Facility" means the Swingline Facility and the Syndicated Facility.

"Federal Funds Rate" means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the U.S. Federal Reserve Board (including any successor, the "H.15(519)") for such day opposite the caption "Federal Funds (Effective)".  If on any relevant day such rate is not yet published in H.15(519), the rate for such day will be the rate of interest per annum set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Board (including any successor, the "Composite 3:30 p.m. Quotations") for such day under the caption "Federal Funds Effective Rate".  If on any relevant day the appropriate rate per annum of such day is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, the rate for such day will be the arithmetic mean of the rates per annum for the last transaction of overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Administrative Agent from three major brokers of recognized standing, selected by the Administrative Agent.

"Financial Covenants" means the covenants set out in Section 8.3.

"Financial Statements" means, in respect of any Person, the financial statements of such Person as at a specified date and for the period then ended and shall include a balance sheet, statement of income, statement of changes in shareholders' or unitholders' (as the case may be) equity, statement of cash flow and application of funds, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP applied consistently.

"Fiscal Quarter" means with respect to a Person, the three month period commencing on the first day of each of its Fiscal Years and each successive three month period thereafter during such Fiscal Year.

"Fiscal Year" means, with respect to a Person, its fiscal year which in the case of the Fund and the Borrower, at present commences on January 1 of each year and ends on December 31 of such year.

"Fund" means Enerplus Resources Fund and its successors and permitted assigns.

"Fund and Restricted Subsidiary Documents" means the Fund Guarantee and Subordination Agreement and each Restricted Subsidiary Guarantee and Subordination Agreement.

"Fund Guarantee and Subordination Agreement" means the Guarantee and Subordination Agreement to be granted by the Fund to the Administrative Agent for and on behalf of the Lenders and to the Hedge Providers as required by Section 5.1(b).

"GAAP" means generally accepted accounting principles which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants.

"Governmental/Judicial Body" means:

(a)
any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b)	any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances; and

(c)	any Person acting under the authority of any of the foregoing or under a statute, rule, policy or regulation thereof.

"Guarantee" means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any Person or any other agreement, instrument or document under which a Person otherwise directly or indirectly becomes liable: (a) in respect of any obligation of any other Person, (b) to maintain the solvency or any balance sheet or other financial condition of any other Persons (including keep-well covenants), or (c) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in each case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

"Guarantee and Subordination Agreement" means an unlimited guarantee and subordination (substantially in the form annexed hereto as Schedule "K") to be granted by a Person to the Administrative Agent for and on behalf of the Lenders and to the Hedge Providers pursuant to which such Person guarantees payment of all the Obligations of the Borrower to the Administrative Agent, the Lenders and the Hedge Providers and pursuant to which such Person subordinates all present and future amounts owing to such Person under, out of, or in connection with the Material Contracts to the Obligations as the same may be amended, supplemented, restated and replaced from time to time.

"Hazardous Materials" means any substance or mixture of substances that if released to the environment is likely to cause, immediately or at some future time, harm or damage to or impairment of the environment, any risk to human health or safety or Property including any pollutant, contaminant or waste, and any "dangerous goods", "hazardous chemical", "hazardous substance", "hazardous waste" or "toxic substance" as defined by any Applicable Environmental Law.

"Hedge Provider" means:

(a)	any Lenders holding Obligations under Permitted Hedges;

(b)
any Person holding Obligations under Permitted Hedges that was a Lender hereunder at the time such Permitted Hedges were entered into, but which is not a Lender hereunder at the time of a declaration pursuant to Section 9.2 (i) or (ii); and

(c)	any Affiliate of a Lender described in (a) or (b) above, where the Affiliate of such Lender is owed any Obligations under Permitted Hedges.

"Hedging Agreements" means Commodity Hedge Agreements, Currency Hedge Agreements and Interest Rate Hedge Agreements.

"Immaterial Restricted Subsidiary" means any Restricted Subsidiary:

(a)	whose book value of its total assets does not exceed $10,000,000; and

(b)
whose total net income before (i) interest expense, (ii) depreciation, depletion, amortization and accretion expenses, (iii) all provisions for Taxes, and (iv) all other non-cash expenses, does not exceed $5,000,000 in any Fiscal Year.

"Independent Engineering Report" means one or more economic and reserve engineering evaluation reports prepared by an independent engineering firm chosen by the Borrower covering all or a portion of the Oil and Gas Properties.

"Insolvency Proceedings" means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature.

"Interest Payment Date" means, with respect to Prime Rate Advances and U.S. Base Rate Advances, the first Banking Day following the last day of each calendar month.

"Interest Rate Hedge Agreement" means an agreement, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an interest rate option, a cap transaction, floor transaction, collar transaction or otherwise, typically entered into for the managing, mitigating or eliminating risks relating to interest rate fluctuations.

"Internally Prepared Engineering Report" means an economic and reserve engineering evaluation report prepared by the internal engineering personnel of the Borrower, covering the Oil and Gas Properties that are not included in the Independent Engineering Report.

"LC Fronting Lender" means CIBC and any other Lenders consenting to issue Letters of Credit on behalf of the Lenders at the request of the Borrower and approved by the Administrative Agent, acting reasonably.

"Lenders" means the financial institutions from time to time parties to this Agreement, and "Lender" means any one of them.

"Lenders' Counsel" means Fraser Milner Casgrain LLP or such other firm of legal counsel as the Administrative Agent may from time to time designate.

"Letter of Credit" means a documentary letter of credit or letter of guarantee (in a form acceptable to the applicable LC Fronting Lender and the Borrower) in Canadian Dollars or U.S. Dollars.

"Letter of Credit Advance" means an Advance under this Agreement by the issuance of a Letter of Credit by an LC Fronting Lender at the request and for the account of the Borrower.

"Letter of Credit Fee" means, at any time, in respect of each Letter of Credit issued hereunder, a fee, calculated in respect of the Face Amount thereof on the basis of a 365 day year, for the period from the date of issue thereof to the expiry date thereof at a rate per annum equal to the Applicable Margin for the applicable Letter of Credit Advance.

"Letter of Credit Fronting Fee" means in respect of each Letter of Credit issued hereunder, a fronting fee calculated in respect of the Face Amount thereof on the basis of a 365 day year, for the period from the date of issue thereof to the expiry date thereof at a rate per annum equal to 12.5 Basis Points, payable solely for the account of the applicable LC Fronting Lender.

"Letter of Credit Limit" means the maximum aggregate Face Amount of the issued and outstanding Letters of Credit issued by the LC Fronting Lenders on behalf of the Borrower under this Agreement.  As of the date hereof, the Letter of Credit Limit is Cdn. $50,000,000 or the U.S. Dollar equivalent thereof.

"LIBO Rate" means, for any LIBOR Period and LIBOR Advance, the rate of interest (rounded up to the nearest 1/16%) expressed as a percentage per annum (on the basis of a 360 day year) at which the Administrative Agent, in accordance with its normal practice, would be prepared to quote and offer leading banks in the London interbank market deposits in U.S. Dollars at 10:00 a.m. Toronto time two Banking Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the LIBOR Advance.

"LIBOR Advance" means an Advance in U.S. Dollars bearing interest based on the LIBO Rate.

"LIBOR Period" means the period selected by the Borrower for a LIBOR Advance or the deemed period applicable to the LIBOR Advance under the terms of this Agreement which, in either case, shall be one, two, three or six months or such other periods that may from time to time be agreed to by the Lenders, commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance; provided however that:

(a)	in the case of a Rollover, the last day of each LIBOR Period shall also be the first day of the next LIBOR Period;

(b)
the last day of each LIBOR Period shall be a Banking Day and, if not, the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the first Banking Day following the last day of the LIBOR Period selected by the Borrower; and

(c)	the last day of each LIBOR Period for each LIBOR Advance made by a Lender shall be on or before the Maturity Date, as set forth in paragraph (a) in the definition thereof, applicable to such Lender.

"Majority Lenders" means any Lender or group of Lenders holding, in the aggregate, a minimum of 66 2/3% of the Total Commitment.

"Material Acquisition" means, at any time, an acquisition (including an acquisition which comprises of a number of transactions) by the Borrower and/or any Restricted Subsidiary of shares, units or other equity interests in any Person or of any Properties, in each case:

(i)	which is completed in the immediately preceding twelve months;

(ii)	the cost of each such acquisition is in excess of $25,000,000; and

(iii)	are in respect of Securities or other equity interests in any Person or of any Properties that the Fund and/or a Restricted Subsidiary continue to own,

and which, when netted against each Disposition during the same period, in excess of $25,000,000, increases the Consolidated Tangible Assets of the Fund as shown on the most current Financial Statements of the Fund by more than 5%.

"Material Adverse Effect" means any matter, event or circumstance which individually or in the aggregate has a material adverse effect on:

(a)	the business, financial condition, operations or Property of the Borrower and the Restricted Subsidiaries (taken as a whole);

(b)
the ability of the Borrower, the Fund and the Restricted Subsidiaries (taken as a whole) to pay and perform the Obligations in accordance with this Agreement and the Fund and Restricted Subsidiary Documents;

(c)	the validity or enforceability of this Agreement or any of the other Credit Documents; or

(d)	the rights and remedies of the Administrative Agent and the Lenders under the Credit Documents.

"Material Contracts" means the Trust Indenture, the Enerplus Royalty Indenture, the EnerMark Royalty Agreement, the Enerplus Royalty Agreement, Enerplus Oil and Gas Royalty Agreement, the Enerplus LP Partnership Agreement, and all other present and future agreements, indentures, or contracts to which the Borrower or a Restricted Subsidiary is a party and that provide for the payment of royalties and other Distributions to the Fund.

"Maturity Date" means the date which is 3 years after the Closing Date or such later date as the Maturity Date may be extended to from time to time by the Agreeing Lenders pursuant to Section 3.1.

"Non-Agreeing Lender" has the meaning ascribed thereto in Section 3.1(c).

"Non-Agreeing Lender Maturity Date" means with respect to a Non-Agreeing Lender, the date which is 3 years after the Closing Date or such later date as the Non-Agreeing Lender has agreed to extend the maturity date of its Commitment pursuant to Section 3.1.

"Non BA Lender" means a Lender which is not permitted by Applicable Law or by customary market practices to stamp, for purposes of subsequent sale, or accept, a Bankers' Acceptance.

"Non-Restricted Subsidiary" means any Subsidiary of the Borrower or the Fund designated by the Borrower as a Non-Restricted Subsidiary. As of the date hereof, there are no Non-Restricted Subsidiaries.

"Notice" has the meaning ascribed thereto in Section 13.18.

"Notional Bankers' Acceptances" has the meaning ascribed thereto in Section 6.10(b).

"Obligations" means all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or not, from time to time owing by the Borrower and the Restricted Subsidiaries to the Administrative Agent, any Lender and any Hedge Provider, in any currency or remaining unpaid by the Borrower and the Restricted Subsidiaries to the Administrative Agent, any Lender or any Hedge Provider under, in respect of or in connection with:

(a)	this Agreement and the other Credit Documents, and

(b)	Permitted Hedges,

whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses relating to any of the foregoing.

"Offer of Extension" means a written offer by the Administrative Agent, on behalf of the Agreeing Lenders, to the Borrower to extend the Maturity Date to a date up to three years from the next succeeding Anniversary Date, and setting forth the terms and conditions, if any, on which such extension is offered by the Agreeing Lenders and may be accepted by the Borrower.

"Oil and Gas Properties" means all of the interest, right, title and estate of the Borrower and the Restricted Subsidiaries, now owned or hereafter acquired, in and to:

(a)
all lands and other real and immovable Property interests of the Borrower and the Restricted Subsidiaries (including leasehold lands and licenses held by the Borrower and the Restricted Subsidiaries relating thereto) owned, held or used, from time to time, in connection with the exploration for and development (including, without limitation, such interests in respect of which no proved reserves are attributed), production, processing, transportation and marketing of Petroleum Substances;

(b)	the Petroleum Substances within, upon or under all lands, real and immovable Property interests referred to in subclause (a) of this definition;

(c)
royalty, production, profits and other interests or payments out of, referable to, or payable in respect of, Petroleum Substances or the value thereof produced from or allocable to the lands, real and immovable Property interests and off-shore interests referred to in subclause (a) of this definition;

(d)	the Documents of Title;

(e)
any and all rights and interests in the foregoing substantially replacing, extending or renewing any thereof in the event of termination, surrender, negotiation, renegotiation or supersession thereof; and

(f)	any and all rights to acquire any of the foregoing.

"Operating Credit Agreement" means the Operating Credit Agreement dated as of March 20, 2002 between the Borrower, as borrower, and the Operating Lender, as lender, as amended by a first amending agreement dated as of May 31, 2003 between the Borrower and the Operating Lender and as further amended by a second amending agreement dated as of May 4, 2004.

"Operating Facility" means the demand revolving credit facility in the maximum aggregate principal amount of Cdn. $31,672,000 made available by the Operating Lender to the Borrower pursuant to the Operating Credit Agreement.

"Operating Lender" means with respect to the Operating Facility, CIBC.

"Outstanding Principal" at any time means, in relation to the Facility, the aggregate at any such time of:  (a) the principal amounts outstanding of all Prime Rate Advances, U.S. Base Rate Advances, and LIBOR Advances; (b) the Face Amount of all outstanding Letters of Credit; and (c) the Face Amount of all outstanding BA Advances and BA Equivalent Advances.

"Participant" has the meaning ascribed thereto in Section 11.3.

"Participation" has the meaning ascribed thereto in Section 11.3.

"Party" means each Person that has executed this Agreement and each Person that subsequently becomes a Lender hereunder and "Parties" means all of them; provided however, a Lender shall cease to be a Party upon the repayment to such Lender of all Obligations owed to it hereunder and the cancellation or termination of the Commitment of such Lender in accordance with this Agreement.

"Permits" means governmental licences, authorizations, consents, registrations, exemptions, permits (including where applicable, export permits) and other approvals required by Applicable Law.

"Permitted Encumbrances" has the meaning ascribed thereto in Schedule "F".

"Permitted Hedges" means those Currency Hedge Agreements, Interest Rate Hedge Agreements and Commodity Hedge Agreements which at the time they are entered into, comply with the provisions of Section 8.7 after taking into account all of the other Currency Hedge Agreements, Commodity Hedge Agreements and Interest Rate Hedge Agreements of the Borrower and the Restricted Subsidiaries in effect at such time.

"Permitted Subordinated Debt" means with respect to any Person included in the Restricted Group, all indebtedness created, incurred, assumed or guaranteed by such Person and which is owing to a Person or Persons other than to another member of the Restricted Group, provided that such indebtedness will only be "Permitted Subordinated Debt" if such indebtedness is subordinated and postponed to the prior payment and performance of the Obligations on terms which reflect in all material respects the following:

(a)
at the time such indebtedness is created, incurred, assumed or guaranteed, the initial final maturity in respect of repayment of principal of such indebtedness shall extend beyond the latest Maturity Date of any Lender under this Agreement, except only to the extent that the indebtedness is incurred to fund all or a portion of the cost of a Material Acquisition;

(b)
at the time such indebtedness is created, incurred, assumed or guaranteed, there shall be no scheduled cash principal payments under such indebtedness prior to the latest Maturity Date of any Lender under this Agreement, except only to the extent that the indebtedness is incurred to fund all or a portion of the cost of a Material Acquisition;

(c)	all such indebtedness shall be unsecured;

(d)
that upon and during the continuance of any Event of Default, all amounts payable in respect of such indebtedness will be postponed, subordinated and junior in right of payment to all Obligations under this Agreement or any Guarantee thereof;

(e)	there shall be a standstill period of not less than six months that shall apply after any default in respect of such indebtedness; and

(f)
that upon any distribution of assets, dissolution, winding up, liquidation or reorganization of such Person, all Obligations under this Agreement shall first be paid in full before any payment is made on account of such indebtedness, but for certainty, excluding therefrom any indebtedness evidenced by Convertible Debenture Indebtedness.

"Permitted Title Defects" means, in respect of the Restricted Group:

(a)
overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on Petroleum Substance production in respect of the Borrower’s or any Restricted Subsidiaries’ Oil and Gas Properties that are entered into with or granted to arm’s length third parties in the ordinary course of business and for the purpose of carrying on the same and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted;

(b)
easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Borrower or any Restricted Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Borrower and the Restricted Subsidiaries taken as a whole;

(c)
the right reserved to or vested in any Governmental/Judicial Body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(d)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title; and

(e)
title defects that are consented to by the Majority Lenders or title defects which are not general in application and which do not, individually or in the aggregate, materially detract from the value of the Property of the Borrower or any Restricted Subsidiary or any significant part thereof or materially impair the use of any thereof in the operation of their respective businesses.

"Person" means any individual, corporation, company, partnership, unincorporated association, trust, joint venture, estate or other judicial entity or any governmental body.

"Petroleum Substances" means petroleum, crude oil, crude bitumen, synthetic crude oil, oilsands, bituminous sands, natural gas, natural gas liquids, condensate, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with or derived from any of the foregoing, including hydrogen sulphide, sulphur and coke.

"Prime Rate" means, on any day, the floating annual rate of interest equal to the greater of:

(a)	the Agent Prime Rate plus the Applicable Margin; and

(b)
the bankers' acceptance rate (expressed to five decimal places) as quoted by the Administrative Agent for the purchase by the Administrative Agent of bankers acceptances with a term to maturity of 30 days plus the Applicable Margin and 1.00%.

"Prime Rate Advance" means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances provided for in Section 6.13.

"Property" means, in respect of any Person, its property, assets and undertaking for the time being, both real and personal, tangible and intangible.

"Proportionate Share" means in respect of each Lender from time to time:

(a)
with respect to the Credit, an Advance or a payment, the percentage of the Credit which a Lender has agreed to advance to the Borrower, determined by dividing the Lender's Commitment by the Total Commitment;

(b)
with respect to an Advance or a payment under the Syndicated Facility only, the percentage of the Syndicated Facility which a Lender has agreed to advance to the Borrower, determined by dividing the applicable Lender's Commitment in respect of the Syndicated Facility by the aggregate of all of the Lenders' Commitments with respect to the Syndicated Facility;

(c)	100% with respect to an Advance by or repayment to the Swingline Lender only under the Swingline Facility; and

(d)
with respect to the Obligations owed to all of the Lenders on and after the Maturity Date or upon the assumption of the Obligations pursuant to Section 9.2, the percentage of the Obligations owed to the Lender under this Agreement and the other Credit Documents, determined by dividing the amount of the Obligations owed to the Lender under this Agreement and the other Credit Documents by the aggregate of all of the then outstanding Obligations owed by the Borrower to all of the Lenders under this Agreement and the other Credit Documents.

"Purchase Money Obligations" means any indebtedness incurred, assumed or owed by the Borrower or any Restricted Subsidiary as all or part of, or incurred or assumed by the Borrower or any Restricted Subsidiary to provide funds to pay all or part of the purchase price of any Property acquired by the Borrower or any Restricted Subsidiary; provided that none of the Borrower, any Restricted Subsidiary or Affiliate thereof, immediately prior to entering into an agreement for the acquisition of such Property, owns or has any interest in, or any entitlement to own, or has any interest in, the Property thereof being so acquired.

"Purchasing Lender" has the meaning ascribed thereto in Section 3.1(c).

"Refusing Lender" has the meaning ascribed thereto in Section 2.5.

"Register" has the meaning ascribed thereto in Section 11.2(c).

"Release" means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise which is or may be (under any circumstances, whether or not they have occurred):

(a)	contrary to any Applicable Laws, the terms of any title or operating document, or to any other Permit; or

(b)	harmful to any Person, Property or the environment.

"Repayment Notice" means a notice to effect a repayment hereunder substantially in the form annexed hereto as Schedule "G".

"Request for Offer of Extension" means a request by the Borrower for an offer by the Lenders to extend the Maturity Date pursuant to Section 3.1(a), substantially in the form of Schedule "J", executed by a Senior Officer of the Borrower.

"Requested Lender" has the meaning ascribed thereto in Section 3.1.

"Restricted Group" means the Fund, the Borrower and all of the Restricted Subsidiaries.

"Restricted Subsidiary" means any Subsidiary of the Borrower or the Fund that has not been designated by the Borrower as a Non-Restricted Subsidiary. As of the date hereof, the only Restricted Subsidiaries are Enerplus, Enerplus Oil and Gas, Enerplus LP, Enerplus Commercial Trust, Marlco, Inc., Oiltex, Inc., Dugite Resources Inc., 388623 Alberta Ltd., 1030467 Alberta Ltd., Enerplus Energy Ltd., Enerplus Holdings II Ltd., Enerplus ECT Resources Ltd., Enerplus Global Energy Management Company and EnerMark Management Inc.

"Restricted Subsidiary Guarantee and Subordination Agreements" means the Guarantee and Subordination Agreement (in the form of Schedule "K" attached hereto), to be granted by each Restricted Subsidiary to the Administrative Agent for and on behalf of the Lenders in accordance with Section 4.5.

"Rollover" means a rollover of a BA Advance and the corresponding BA Equivalent Advance into another BA Advance and another corresponding BA Equivalent Advance, respectively, or a LIBOR Advance into another LIBOR Advance, as permitted hereby and "Rolled Over" has a corresponding meaning.

"Rollover Date" means the date of commencement of a new BA Interest Period applicable to a BA Advance and the corresponding BA Equivalent Advance or the date of commencement of a new LIBOR Period applicable to a LIBOR Advance being Rolled Over.

"Rollover Notice" means a notice requesting a Rollover hereunder substantially in the form annexed hereto as Schedule "H".

"Schedule I BA Reference Lenders" means such Lender or Lenders that are banks referred in Schedule I of the Bank Act (Canada), as may from time to time be designated by the Administrative Agent, in consultation with the Borrower, for such purpose.

"Section" means the designated section of this Agreement.

"Securities" means any interest in any partnership, trust or joint venture or any securities in the capital stock of any corporation or limited liability company, in each case which carry a residual right to participate in the earnings of such partnership, trust, joint venture, corporation or limited liability company or, upon the liquidation or winding up of such partnership, trust, joint venture, corporation or limited liability company, to share in its assets.

"Security Interest" means a mortgage, debenture, pledge, deposit by way of security, charge, encumbrance, hypothec, assignment by way of security, security interest, lien (whether statutory, equitable or at common law), conditional sale or title retention agreement, lease with option to purchase, a right of set-off (if created for the purpose of directly or indirectly securing the repayment of money owed), and any other interest in Property, howsoever created or arising, that secures payment or performance of an obligation.

"Senior Officer" means the chief executive officer, chief operating officer, any executive vice-president, chief financial officer, any vice-president, treasurer, senior manager or any other officer or senior manager of the Fund, the Borrower or a Restricted Subsidiary.

"Standby Fees" means the Syndicated Facility Standby Fees and the Swingline Facility Standby Fees or either one of them as the context herein may require.

"Standby Fee Rate" means, from time to time, the applicable percentage rate per annum indicated beside the reference to "Standby Fee Rate" in the definition of "Applicable Margin".

"Subordination Agreement" means a subordination agreement substantially in the form annexed hereto as Schedule "L".

"Subsidiary" means, as to any Person, another Person in which such Person and/or one or more of its Subsidiaries owns, directly or indirectly, sufficient voting Securities to enable it or them (as a group) to ordinarily elect a majority of the directors (or persons performing similar functions) of such entity, and any partnership if more than a 50% interest in the profits or capital thereof is owned by such Person and/or one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).  Unless the context otherwise clearly requires, any reference herein to a "Subsidiary" is a reference to a Subsidiary of the Borrower.

"Successor Agent" has the meaning ascribed thereto in Section 10.11.

"Swingline Advance" means a borrowing by the Borrower by way of a Prime Rate Advance, a U.S. Base Rate Advance or (subject to availability) a BA Advance with a term to maturity of less than 30 days and, subject to the provisions hereof, including deemed Advances, Conversions and Rollovers of existing Swingline Advances, and any reference relating to the amount of Swingline Advances means the sum of the principal amount of all Prime Rate Advances and U.S. Base Rate Advances outstanding under the Swingline Facility, plus the Face Amount of all Bankers' Acceptances outstanding under the Swingline Facility.

"Swingline Commitment" means the Commitment of the Swingline Lender in respect of the Swingline Facility as set out in Schedule "B" attached hereto, as such Schedule may hereafter be amended from time to time.

"Swingline Facility" means the extendible revolving operating loan facility, allocated solely to the Swingline Lender, more particularly described in Section 2.2.

"Swingline Lender" means initially CIBC in respect of Advances under the Swingline Facility, or any other Lender which may replace or succeed CIBC in such capacity from time to time.

"Swingline Limit" means the maximum principal amount of Swingline Advances which the Swingline Lender has committed to make available to the Borrower under the Swingline Facility as set out in Schedule "B" hereto, as such Schedule may hereafter be amended from time to time; and for greater certainty, the Swingline Commitment forms part of the Total Commitment.

"Swingline Standby Fee" has the meaning ascribed thereto in Section 4.2.

"Syndicated Facility" means the extendible revolving loan facility more particularly described in Section 2.1.

"Syndicated Facility Commitment" means the Commitment of the Lenders in respect of the Syndicated Facility set out in Schedule "B" attached hereto, as such Schedule may hereafter be amended from time to time.

"Syndicated Facility Limit" means the aggregate of the Syndicated Facility Commitments of all the Lenders, as the same may be reduced from time to time as herein provided.  As of the date hereof the Syndicated Facility Limit is Cdn. $800,000,000.

"Syndicated Facility Standby Fee" has the meaning ascribed thereto in Section 4.2.

"Taxes" means all taxes, levies, imposts, value added taxes, goods and services taxes, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future under Applicable Laws and all interest and penalties thereon, save and except for taxes on the overall income of a Lender, and "Tax" shall have a corresponding meaning.

"Total Capitalization" means the sum of Consolidated Senior Debt and Unitholders' Equity.

"Total Commitment" means the aggregate of the Swingline Commitment and the Syndicated Facility Commitments of all the Lenders under the Credit, as the same may be reduced from time to time as herein provided.  As of the date hereof the Total Commitment is Cdn. $850,000,000.

"Trust Indenture" means the Amended and Restated Trust Indenture dated as of January 1, 2004 among Enerplus, the Trustee and the Borrower, as the same may, subject to Section 8.8(b), be amended, modified, varied, restated or replaced from time to time.

"Trustee" means CIBC Mellon Trust Company, in its capacity as the trustee of the Fund, and any successor trustee.

"Unitholders" means the holders from time to time of one or more trust units issued by the Fund.

"Unitholders’ Equity" means, at any time, the unitholders' equity in the Fund as shown on the consolidated Financial Statements of the Fund, plus, to the extent not included in the foregoing, the amount of any Convertible Debenture Indebtedness less the equity attributable to Securities held by the Fund in Non-Restricted Subsidiaries.

"U.S. Base Rate" means, on any day, the floating annual rate of interest equal to the greater of:

(a)	the Agent U.S. Base Rate plus the Applicable Margin; and

(b)	the Federal Funds Rate plus the Applicable Margin and 1.00%.

"U.S. Base Rate Advance" means an Advance in U.S. Dollars bearing interest based on the U.S. Base Rate and includes deemed U.S. Base Rate Advances provided for in Section 6.18.

"U.S. Dollar equivalent" means the amount of U.S. Dollars which would be required to purchase the relevant stated amount of Canadian Dollars based on the Exchange Rate at the effective date of the calculation.

"U.S. Dollars" and "U.S. $" mean lawful money of the United States of America.

1.2	Schedules

Schedule A                      -           Assignment Agreement

Schedule B                      -           Commitments of Lenders

Schedule C                      -           Compliance Certificate

Schedule D                      -           Conversion Notice

Schedule E                      -           Drawdown Notice

Schedule F                      -           Permitted Encumbrances

Schedule G                      -           Repayment Notice

Schedule H                      -           Rollover Notice

Schedule I                      -           Disclosure Information Relating to the Subsidiaries and MaterialSubsidiaries of the Borrower

Schedule J                      -           Request for Offer of Extension

Schedule K                      -           Guarantee and Subordination Agreement

Schedule L                      -           Subordination Agreement

Schedule M                      -           Existing BAs and Existing Hedging Agreements

ARTICLE 2
THE CREDIT

2.1	Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Lenders agree to provide the Facility under which the Borrower may obtain Advances, on a revolving basis, from the Lenders in an aggregate principal amount up to the Total Commitment, provided that the obligation of each Lender to make Advances under the Facility shall be several and shall not exceed its Proportionate Share of the Syndicated Facility and the Swingline Facility, respectively.  At the option of the Borrower, the Facility may be used by the Borrower requesting Advances of Available Credits.  The Borrower, the Administrative Agent and the Lenders acknowledge and agree that the Existing BA's shall be deemed to be Advances made or issued, respectively, and outstanding under the Syndicated Facility from and after the Closing Date and that the Existing Hedging Agreements shall be considered to be Permitted Hedges for the purposes of this Agreement.

2.2	Swingline - Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Swingline Lender agrees to provide Swingline Advances to the Borrower up to an aggregate principal amount outstanding from time to time equal to the Swingline Limit.  Prime Rate Advances and U.S. Base Rate Advances under the Swingline Facility may be obtained by way of overdraft balances in the applicable Designated Account of the Borrower.

2.3	Limit of Facility

At no time shall the aggregate of all outstanding (a) Swingline Advances under the Swingline Facility exceed the Swingline Limit; or (b) Advances under the Syndicated Facility exceed the Syndicated Facility Limit.

2.4	Credit Revolvement

Subject to Section 2.3, the principal amount of any Advance under the Facility  that is repaid may, from time to time, be reborrowed until the earlier of:

(a)	the date that a declaration is made by the Administrative Agent pursuant to Section 9.2; and

(b)	the Maturity Date with respect to Advances from an Agreeing Lender; and

(c)	with respect to Advances from a Non Agreeing Lender, the applicable Non-Agreeing Lender Maturity Date.

All undrawn Commitments of the Agreeing Lenders and the Non-Agreeing Lenders under the Facility will be cancelled and the outstanding Obligations owing to such Lenders hereunder shall then be due and payable on the Maturity Date or the Non-Agreeing Lender Maturity Date, as applicable.

2.5	Use of Credit

The Credit shall only be used for general corporate purposes of the Borrower, including, without limitation, to repay all of the indebtedness and liability owing by the Borrower under the Existing Facilities; provided, however, if the Borrower intends to use any Advances hereunder either directly or indirectly in connection with an unsolicited acquisition of the Securities of any Person that are publicly traded, or otherwise to facilitate, assist or participate in an acquisition of Securities of any Person that are publicly traded, where the board of directors or the equivalent of such Person, has not consented to such acquisition, the Borrower shall provide the Administrative Agent and each Lender with 10 days prior written notice of any request for such Advance, which notice shall include the name of the Person whose Securities are being acquired.  Any Lender (a "Refusing Lender") that does not confirm to the Agent and the Borrower within 7 days after receipt of such notice from the Borrower that it will make such Advance requested by the Borrower, may, in its sole discretion, refuse to provide such Advance.  If a Refusing Lender does not provide an Advance in connection with an acquisition described above, the Proportionate Share of any Advances made to finance such acquisition, shall be determined without reference to the Commitment of such Refusing Lender, provided that for certainty, no Lender shall be obligated to make or provide Advances in excess of its Commitment.  If at any time before or after the acquisition described above, the Refusing Lender notifies the Administrative Agent and the Borrower that its reason for its refusal to provide such an Advance has ceased to exist (whether by reason of the successful completion of the proposed acquisition or otherwise), then on the next Rollover or Conversion of or, in the case of a Prime Rate Advance or a U.S. Base Rate Advance, the next Interest Payment Date for, the Advances made to finance such acquisition, the Refusing Lender shall purchase and the other Lenders shall on a rateable basis sell and assign to such Refusing Lender, portions of such Advances equal in total to the Refusing Lender's Proportionate Share thereof, without regard to the foregoing.

2.6	Outstanding Advances and Obligations Under the Existing Syndicated Facility

(a)
Existing BAs:  On the Closing Date, each Existing BA and BA Equivalent Advances shall be deemed to be outstanding as a Bankers’ Acceptance or BA Equivalent Advance, as the case may be, for the account of the Borrower hereunder.

(b)	Existing Hedging Agreements: On the Closing Date, each Existing Hedging Agreement shall be deemed to be a Permitted Hedge.

ARTICLE 3
EXTENSION AND REPAYMENT OF THE CREDIT

3.1	Extension of the Credit

(a)
The Borrower may request an Offer of Extension in respect of each Lender and after the first such request, if applicable, each Agreeing Lender (each, a "Requested Lender") not more than 90 days and not less than 60 days prior to the first anniversary of the Closing Date and each successive anniversary thereafter (the "Anniversary Date").  Such request shall be made by the Borrower by delivering to the Administrative Agent an executed Request for Offer of Extension.  The Administrative Agent shall forthwith notify each Requested Lender of such request by the Borrower and each Requested Lender shall notify the Administrative Agent and the Borrower as to whether or not it agrees (in its sole discretion) to such request no later than 30 days prior to the next succeeding Anniversary Date; provided that, if a Requested Lender does not so notify the Administrative Agent and the Borrower 30 days prior to such Anniversary Date, such Requested Lender shall be deemed to have elected not to agree to such request.

(b)
If the Majority Lenders agree to such request, the Administrative Agent shall forthwith deliver to the Borrower an Offer of Extension. Any such Offer of Extension shall be open for acceptance by the Borrower until the Banking Day immediately preceding the next succeeding Anniversary Date.  Upon written notice by the Borrower to the Administrative Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, if any, the Maturity Date, in respect of those Lenders (the "Agreeing Lenders") agreeing to such an extension, shall be extended to the date specified in the Offer of Extension and the terms and conditions, if any, specified in such Offer of Extension effective on the first day after the succeeding Anniversary Date referred to above.

(c)
If any Lender that receives notification from the Administrative Agent that the Borrower has made a Request for Offer of Extension, elects or is deemed not to make an Offer of Extension (a "Non-Agreeing Lender"), each of the Agreeing Lenders shall have the right (but not the obligation) to purchase the Commitment of the Non-Agreeing Lender for a purchase price in an amount equal to the aggregate Outstanding Principal amount of the Advances owing to such Non-Agreeing Lender, together with accrued interest thereon to the date of payment of such principal amount and all other Obligations payable to such Non-Agreeing Lender under this Agreement (including without limitation all losses, costs and expenses suffered or incurred by the Non-Agreeing Lender as a result of complying with this Section 3.1(c) and all amounts owing under Section 13.12).  Each of the Agreeing Lenders (a "Purchasing Lender") wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrower, the Administrative Agent and each of the other Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase not less than 15 days prior to the next succeeding Anniversary Date, an amount of such Commitment equal to the Commitment of the Non-Agreeing Lender multiplied by such Purchasing Lender's Proportionate Share of the Credit over the aggregate of all Purchasing Lenders' Proportionate Shares of the Credit, or as otherwise agreed to by the Borrower and all Purchasing Lenders.  If the Swingline Lender is a Non-Agreeing Lender and there is more than one Purchasing Lender, the Borrower shall choose which Purchasing Lender, in consultation therewith,  shall acquire the Commitment of the Swingline Lender including the Commitment of the Swingline Lender in respect of the Swingline Facility.  The Non-Agreeing Lender, the Purchasing Lenders, the Administrative Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrower hereunder and under the other Credit Documents arising subsequent to such date.

(d)	If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.1(c), at the option of the Borrower:

(i)
the Maturity Date for such Non-Agreeing Lender shall not be extended and the Maturity Date of each such Non-Agreeing Lender shall be the Non-Agreeing Lender Maturity Date applicable to such Non-Agreeing Lender.  For so long as there exists no Event of Default or any Default, the Borrower shall repay all Advances (which shall include, for greater certainty, the Face Amount of all Banker's Acceptances and Notional Banker's Acceptances accepted by such Non-Agreeing Lender) and other Obligations owing hereunder to such Non-Agreeing Lender on the Non-Agreeing Lender Maturity Date and upon such repayment, the Non-Agreeing Lender shall cease to be a Lender hereunder and the Non-Agreeing Lender's Commitment shall be terminated; the Total Commitment in respect of the Credit shall be reduced by the amount of the Non-Agreeing Lender's terminated Commitment, and the Proportionate Share of each remaining Lender shall be adjusted accordingly; or

(ii)
the Non-Agreeing Lender shall, if requested by the Borrower, assign and transfer such Non-Agreeing Lender's outstanding Commitment to a Lender or such other Person that will upon such assignment and transfer, become a Lender pursuant to Section 11.2.

(e)
The Credit may only be extended pursuant to Section 3.1(a) if the then Agreeing Lenders whose Commitments are no less than 66 ⅔% of the total Commitments of all then Agreeing Lenders at such time, agree to provide an Offer of Extension, and if such Majority Lenders do not agree to provide an Offer of Extension, the provisions of Sections 3.1(c) and (d) shall not be applicable and the then current Maturity Date shall not be extended.

(f)
This Section 3.1 shall apply from time to time to permit successive extensions of the Maturity Date if and for so long as the then applicable Agreeing Lenders have agreed in accordance with Section 3.1(e).

3.2	Repayment of Advances

Without limiting the Majority Lenders' right to cause the Administrative Agent to demand repayment pursuant to Section 9.2:

(a)
on the Non-Agreeing Lender Maturity Date applicable to each Non-Agreeing Lender, if no Default or Event of Default shall have occurred that is continuing (and no Default or Event of Default would occur as a result of the repayments described below), the Borrower shall:

(i)	repay in full all Advances which are then outstanding to such Non-Agreeing Lender; and

(ii)
repay all other Obligations which are then outstanding to such Non-Agreeing Lender pursuant to the Credit Documents, including without limitation, the Non-Agreeing Lender’s Proportionate Share of any accrued and unpaid Letter of Credit Fees; and

(b)	on the Maturity Date, the Borrower shall:

(i)	repay in full all Advances which are then outstanding to the Lenders; and

(ii)	repay all other Obligations which are then outstanding to the Lenders pursuant to the Credit Documents.

3.3	Cancellation of Commitment and Prepayment

The Borrower may, without penalty or premium, at any time upon at least 3 Banking Days prior written notice to the Administrative Agent, cancel the Credit or any portion thereof in minimum amounts of Cdn. $5,000,000 and in Cdn. $1,000,000 multiples thereof by cancelling the Commitment of each Lender in an amount equal to such Lender's Proportionate Share of the Credit; provided that on or prior to the last day of such notice period the Borrower has:

(a)
prepaid or otherwise reduced Advances outstanding to each such Lender in an amount equal to the amount by which Advances outstanding to such Lender would otherwise be in excess of its respective Commitment immediately after the reduction of the Commitments provided for in such notice; and

(b)	paid all accrued interest and other charges and fees in respect of the Advances being repaid or reduced as aforesaid (including without limitation, amounts payable pursuant to Section 13.12).

Any such notice of cancellation is irrevocable and the amount of each Lender's Commitment so cancelled and reduced may not be reinstated hereunder.  For greater certainty, the Borrower shall only be entitled to cancel the Commitment of any Lender under this Agreement if at such time, the Borrower also cancels the same Proportionate Share of the Commitments of all of the Lenders.

3.4	Principal Amount of Excess Advances

The principal amount of Advances under the Credit shall be repaid immediately upon notice by the Administrative Agent or the Swingline Lender, if applicable, to the Borrower to the extent that the aggregate outstanding Obligations under the Syndicated Facility exceeds the Syndicated Facility Commitment or that the aggregate outstanding obligations under the Swingline Facility exceeds the Swingline Commitment, whether as a result of oversight or otherwise.  Notwithstanding the foregoing, if, as a result of exchange rate fluctuations, the excess referred to above:

(a)	is greater than or equal to 3% of the Total Commitments, then the Borrower shall repay such excess within three (3) Banking Days; or

(b)	is less than 3% of the Total Commitments, then the Borrower shall repay such excess on the earliest of the next Interest Payment Date, Conversion Date, Rollover Date, or Drawdown Date.

ARTICLE 4
INTEREST RATES, FEES, RESTRICTED SUBSIDIARY GUARANTEES AND SECURITY

4.1	Interest Rates and Bankers' Acceptance

The Borrower shall pay (i) interest on Prime Rate Advances at a rate per annum equal to the Prime Rate, (ii) interest on U.S. Base Rate Advances at a rate per annum equal to the U.S. Base Rate, and (iii) interest on LIBOR Advances at a rate per annum equal to the LIBO Rate for the applicable LIBOR Period, plus the Applicable Margin.  The Borrower shall pay the applicable Bankers' Acceptance Fee on each Advance made by way of acceptance of a Bankers' Acceptance or by way of Notional Bankers' Acceptance.  The Bankers' Acceptance Fee shall be calculated at the applicable BA Rate.

4.2	Standby Fee

The Borrower shall pay to the Administrative Agent, for distribution to the Lenders in accordance with the Proportionate Share of the Syndicated Facility Commitment, a standby fee (the "Syndicated Facility Standby Fee") calculated at the rate per annum equal to the Standby Fee Rate, from the date hereof, on the daily undrawn balance of the Syndicated Facility.  The Borrower shall pay to the Swingline Lender, for its own account, a standby fee (the "Swingline Standby Fee") calculated at the rate per annum equal to the Standby Fee Rate, from the date hereof, on the daily undrawn balance of the Swingline Facility. The Standby Fees shall be calculated daily and payable by the Borrower quarterly in arrears on the first Banking Day after the end of each calendar quarter.  For the purpose of calculating the Standby Fees payable hereunder and determining the distribution of the Standby Fee to the Lenders, the Swingline Lender and the Administrative Agent shall, as applicable, on a daily basis, determine the Canadian Dollar equivalent of all U.S. Dollar Advances outstanding under the Swingline Facility and the Syndicated Facility, respectively, based on the monthly average noon exchange rate for Canadian Dollars against U.S. Dollars published by the Bank of Canada for the month in respect of which such determinations are made.

4.3	Letter of Credit Fees

The Borrower shall pay the applicable Letter of Credit Fee with respect to each Letter of Credit issued under the Syndicated Facility to the Administrative Agent for the account of the Lenders and the Letter of Credit Fronting Fee to the applicable LC Fronting Lender, for the period from and including the date of issuance of the Letter of Credit to and including the stated expiry date thereof, calculated on the Face Amount of the Letter of Credit and payable by the Borrower quarterly in arrears on the third Banking Day after the end of each calendar quarter.  Such Letter of Credit Fee and Letter of Credit Fronting Fee shall be payable in the currency in which the applicable Letter of Credit is denominated.  In addition, the Borrower shall pay to each LC Fronting Lender all usual and customary fees of the applicable LC Fronting Lender with respect to the administration of such Letter of Credit including any amendments to such Letter of Credit according to the then current fee schedule of the applicable LC Fronting Lender.

4.4	Agency Fees

The Borrower shall pay to the Administrative Agent for the account of the Administrative Agent the agency fees according to the then current agency fee schedule agreed to from time to time by the Administrative Agent and the Borrower with respect to such fees.

4.5	Restricted Subsidiary Guarantee and Subordination Agreements

Within 30 days of a Subsidiary becoming a Restricted Subsidiary, the Borrower shall deliver or cause to be delivered to the Administrative Agent:

(a)	a Restricted Subsidiary Guarantee and Subordination Agreement;

(b)
Subordination Agreements to be granted in favour of the Administrative Agent for and on behalf of the Lenders by each Subsidiary of the Fund that is owed debt (that is not otherwise Permitted Subordinated Debt) by such Restricted Subsidiary that would be included in Consolidated Senior Debt; and

(c)	such other documents, certificates and opinions as the Administrative Agent may reasonably request.

4.6	Continuing Fund and Restricted Subsidiary Documents

Each Fund and Restricted Subsidiary Document shall for all purposes be treated as separate and continuing guarantees and subordinations and shall be deemed to have been given in addition to and not in place of any other guarantee or any subordination now held or hereafter acquired by the Administrative Agent, any Lender or any Hedge Provider.  No item or part of any Fund and Restricted Subsidiary Document or any Subordination Agreement shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any Fund and Restricted Subsidiary Document shall be independent of and not create a merger with any other right available to the Administrative Agent or any Lender under this Agreement, any other Fund and Restricted Subsidiary Document or other Credit Document held by it or them or at law or in equity.

4.7	Dealing with Fund and Restricted Subsidiary Documents and Subordination Agreements

The Lenders may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Restricted Group as the Administrative Agent and the Lenders may see fit, and the Lenders may, subject to the provisions hereof and in particular Section 10.4, apply all moneys received from the Restricted Group or others obligated to pay or perform any of the Obligations, or from securities, to such part of the Obligations as the Lenders may think best, without prejudice to or in any way limiting the liability of the Restricted Group under any of the Credit Documents.

4.8	Effectiveness

The Fund and Restricted Subsidiary Documents contemplated or required to be created hereby shall be effective upon execution and delivery thereof, and the undertakings as to the Fund and Restricted Subsidiary Documents herein or in any other Credit Document hereunder shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Fund and Restricted Subsidiary Documents or before or after or upon the date of execution of any amendments to or restatements of this Agreement, and shall not be affected by the Obligations fluctuating from time to time.

4.9	Immaterial Restricted Subsidiaries

(a)
Notwithstanding that the provisions of this Agreement require each Restricted Subsidiary to execute and deliver to the Administrative Agent a Restricted Subsidiary Guarantee and Subordination Agreement:

(i)
for so long as the agreement (the "1030467 Agreement") to which 1030467 Alberta Ltd. is a party, prohibits 1030467 Alberta Ltd. from executing and delivering a Restricted Subsidiary Guarantee and Subordination Agreement to the Administrative Agent:

(A)	1030467 Alberta Ltd. shall not be required to execute and deliver to the Administrative Agent a Restricted Subsidiary Guarantee and Subordination Agreement;

(B)	the Fund and the Borrower shall ensure that 1030467 Alberta Ltd. does not incur any indebtedness that would be included in Consolidated Total Debt, and

(C)	the Fund and the Borrower shall ensure that 1030467 Alberta Ltd. does not acquire any additional Property.

For greater certainty, 1030467 Alberta Ltd. shall execute and deliver to the Administrative Agent a Restricted Subsidiary Guarantee and Subordination Agreement and as soon as reasonably practicable after the termination or release of the provision in the 1030467 Agreement that prohibits 1030467 Alberta Ltd. from doing so on the date hereof; and

(ii)
subject to Section 4.9(b), if and for so long as a Restricted Subsidiary is an Immaterial Restricted Subsidiary, then such Immaterial Restricted Subsidiary shall not be obligated to execute and deliver to the Administrative Agent a Restricted Subsidiary Guarantee and Subordination Agreement.

(b)
The Fund and the Borrower covenant and agree to cause such Immaterial Restricted Subsidiaries to execute and deliver to the Administrative Agent, Restricted Subsidiary Guarantee and Subordination Agreements so that at no time shall the book value of the assets of all of the Immaterial Restricted Subsidiaries that have not executed and delivered Restricted Subsidiary Guarantee and Subordination Agreements to the Administrative Agent, exceed 2.5% of the Consolidated Tangible Net Worth of the Fund.

ARTICLE 5
CONDITIONS PRECEDENT AND
DISBURSEMENT CONDITIONS

5.1	Conditions Precedent to the Closing

The obligations of the Lenders under this Agreement to make the initial Advance are subject to and conditional upon satisfaction of the following conditions and the receipt by the Administrative Agent, for and on behalf of the Lenders, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(a)	this Agreement duly executed and delivered by the Borrower and the Fund;

(b)	the Fund Guarantee and Subordination Agreement shall have been duly executed and delivered by the Fund;

(c)	a Restricted Subsidiary Guarantee and Subordination Agreement shall have been duly executed and delivered by each Restricted Subsidiary;

(d)
the Administrative Agent and the Lenders shall have received favourable legal opinions of Borrower's Counsel relating to, inter alia, subsistence of the Fund, the Borrower and Restricted Subsidiaries and the authorization, execution, delivery and enforceability of the Credit Documents to which they are a party;

(e)	the Borrower shall have paid all fees and expenses then due in respect of the Credit;

(f)	no Default or Event of Default shall have occurred and be continuing, and no Default or Event of Default shall occur as a result of the making of the initial Advance;

(g)	the representations and warranties in Article 7 and in any other Credit Document shall be true, complete and correct on and with effect from the date of this Agreement;

(h)
all indebtedness and liabilities under the Existing Syndicated Facility shall, except for the Existing BAs, be paid in full and the Administrative Agent shall have received evidence satisfactory to it that the Existing Syndicated Facility has been terminated;

(i)	the Administrative Agent and the Lenders shall have received favourable legal opinions of Lenders' Counsel dated on or shortly before the date of the initial Advance; and

(j)	the Administrative Agent and the Lenders shall have received in respect of each member of the Restricted Group (unless otherwise specified):

(i)	a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Governmental/Judicial Body of the jurisdiction of organization of such Person;

(ii)	evidence of registration in each jurisdiction where it carries on a material business or own material Property;

(iii)
a certified copy of their Constating Documents, and a certified copy of the resolutions of the board of directors of the Borrower and each Restricted Subsidiary and a resolution of the Trustee with respect to the Fund authorizing the execution and delivery of the Credit Documents to which they are a party and the transactions contemplated thereby and the performance by each of them of their obligations thereunder, together with a certificate of a Senior Officer of the Fund, the Borrower and each Restricted Subsidiary to the effect that all such documents are in full force and effect in such form with no proceedings pending to amend or rescind the same, and no agreements or other documents are in effect which restrict the powers of its board of directors (or where appropriate, its trustee); and

(iv)	a certificate of incumbency with specimen signatures of the individuals executing any of the Credit Documents to which they are a party.

5.2	Conditions Precedent to All Advances

The obligation of the Lenders to make any Advance on or after the initial Advance is subject to the satisfaction of the following conditions precedent:

(a)
for each Advance (other than Prime Rate Advances and U.S. Base Rate Advances by way of overdraft under the Swingline Facility) the Borrower shall have delivered to the Administrative Agent or the Swingline Lender, as applicable, a duly executed Drawdown Notice, Rollover Notice or Conversion Notice (as applicable), completed in accordance with the provisions of this Agreement;

(b)
the Canadian Dollar equivalent of the aggregate amount of the proposed Advance, when added to the then Canadian Dollar equivalent of all outstanding Obligations under the Syndicated Facility or the Swingline Facility, as applicable, shall not exceed the Syndicated Facility Limit, or the Swingline Limit, respectively;

(c)
the representations and warranties in Article 7 (other than the representations and warranties in Sections 7.1(f)(v), 7.1(m), 7.1(n), and 7.1(o)) shall continue to be true and correct on and with effect as of the date of such Advance; and

(d)	no Default or Event of Default shall have occurred and is continuing, and no Default or Event of Default shall occur as a result of the making of the Advance.

5.3	Waiver

The conditions in Sections 5.1 and 5.2 are inserted for the sole benefit of the Lenders and the conditions set out in Section 5.1 may be waived by all of the Lenders and the conditions set out in Section 5.2 may be waived by the Majority Lenders, in each case in whole or in part (with or without terms or conditions) in respect of any particular Advance.

ARTICLE 6
ADVANCES

6.1	Prime Rate, U.S. Base Rate and LIBOR Advances

(a)
Upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Administrative Agent or the Swingline Lender (in the case of an Advance under the Swingline Facility), in accordance with the procedures set forth in Section 6.7, will make the requested amount of a Prime Rate Advance, U.S. Base Rate Advance or LIBOR Advance available to the Borrower, on the Drawdown Date requested by the Borrower by crediting the Designated Account of the Borrower with such amount.  Each Prime Rate Advance under the Syndicated Facility shall be in an aggregate minimum amount of Cdn. $5,000,000 and in a whole multiple of Cdn. $100,000.  Each LIBOR Advance shall be in an aggregate minimum amount of U.S. $5,000,000 and in whole multiples of U.S. $100,000.  Each U.S. Base Rate Advance under the Syndicated Facility shall be in an aggregate minimum amount of U.S. $5,000,000 and in a whole multiple of U.S. $100,000.  The Borrower shall pay interest to the Swingline Lender for its own account and to the Administrative Agent for the account of the Lenders at such address as the Swingline Lender and the Administrative Agent designate from time to time on any such Advances outstanding from time to time hereunder at the applicable rate of interest specified in Section 4.1.

(b)
Interest on Prime Rate Advances and U.S. Base Rate Advances shall be payable monthly in arrears on each Interest Payment Date.  Interest on LIBOR Advances shall be payable on the last day of the applicable LIBOR Period and in addition, if the LIBOR Period is longer than 90 days, on the 90th day after the date of the relevant LIBOR Advance.  All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, or the last day of the LIBOR Period, as the case may be, both before and after maturity, demand, default and judgment, with interest on overdue principal and interest at the rate provided for in this Agreement payable on demand.  The principal and overdue interest with respect to a LIBOR Advance, upon the expiry of the LIBOR Period applicable to such LIBOR Advance, shall bear interest, payable on demand, calculated at the rates applicable to U.S. Base Rate Advances.

(c)
Interest calculated with reference to the Prime Rate and U.S. Base Rate shall be calculated daily on the basis of a year of 365 days.  Interest calculated with reference to a LIBOR Advance shall be calculated on the basis of a year of 360 days and for a term equal to the applicable LIBOR Period or, if a LIBOR Period is longer than 90 days, every 90 days and at the end of the LIBOR Period.  In this Agreement, each rate of interest which is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

6.2	Swingline Advances

The Borrower shall repay, subject to the availability under the Syndicated Facility by way of Advances under the Syndicated Facility, each Swingline Advance within 30 days after such Swingline Advance has been made to the Borrower.  If there is no such availability at the end of such 30 day period, such Swingline Advances are not repayable until the earlier of such availability being again available and the Maturity Date.

6.3	Evidence of Indebtedness

The Obligations of the Borrower resulting from Prime Rate Advances, BA Equivalent Advances, U.S. Base Rate Advances and LIBOR Advances made by the Lenders, and Letter of Credit Advances made by the LC Fronting Lenders shall be evidenced by records maintained by the Administrative Agent, and by each Lender concerning those Advances it has made.  The Administrative Agent shall also maintain records of the Obligations of the Borrower resulting from Advances under the Syndicated Facility by way of Bankers' Acceptances, and each BA Lender shall also maintain records relating to Bankers' Acceptances that it has accepted.  The Swingline Lender shall also maintain records of the indebtedness resulting from Advances to the Borrower under the Swingline Facility.  The records maintained by each Lender shall constitute, in the absence of manifest error, prima facie evidence of the Obligations of the Borrower to that Lender in respect of Advances it has made, and all details relating thereto.  The failure of the Administrative Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay amounts due hereunder to the Lenders in accordance with this Agreement.

6.4	Rollovers and Conversions

Subject to the other terms of this Agreement (including without limitation Sections 2.1, 2.2 and 6.5), the Borrower may from time to time request a Rollover or a Conversion of all or any part of the outstanding amount of any Advance into the same kind of Advance or into another form of Advance, as applicable.

6.5	Notice of Advances, Rollovers and Conversions

(a)
The Borrower shall give the Swingline Lender irrevocable written notice of all BA Advances under the Swingline and give the Administrative Agent irrevocable written notice of all Advances, in the form of a Conversion Notice for a Conversion, in the form of a Rollover Notice for a Rollover and in the form of a Drawdown Notice for any other Advance under the Credit.  Provided that the conditions precedent in Sections 5.2 (b), (c) and (d) have been satisfied, Prime Rate Advances and U.S. Base Rate Advances shall be made available to the Borrower by the Swingline Lender by way of overdraft in the applicable Designated Account.

(b)	Notice shall be given in respect of any Advance under the Syndicated Facility:

(i)	no later than one Banking Day prior to the date of any Prime Rate Advance, U.S. Base Rate Advance, or any BA Advance and corresponding BA Equivalent Advance, and

(ii)	no later than three Banking Days prior to the date of any Letter of Credit Advance or any proposed LIBOR Advance or Rollover or Conversion of a LIBOR Advance.

(c)	Notice shall be given not later than 12:00 noon (Toronto time) on the date of any BA Advance under the Swingline Facility.

(d)
All notices under Section 6.5 shall be given not later than 12:00 noon (Toronto time) on the date for notice.  Payments (other than those being made solely from the proceeds of Rollovers and Conversions) must be made prior to 12:00 noon (Toronto time) on the date for payment.  If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.6	Repayments

The Borrower may from time to time repay Advances outstanding under the Credit, except that (i) LIBOR Advances may not be paid prior to the end of the applicable LIBOR Periods unless the Borrower indemnifies the Lenders for any loss or expense that the Lenders incur as a result thereof, including any breakage costs, and each such repayment under the Syndicated Facility shall be in a minimum amount of U.S. $5,000,000 and in a whole multiple of U.S. $100,000, (ii) Bankers' Acceptances and BA Equivalent Advances may not be prepaid prior to their respective maturity dates, and (iii) notice (in the form of a Repayment Notice) of a repayment, other than by way of Rollovers and Conversions and maturing Bankers' Acceptances under the Syndicated Facility shall be given not later than one Banking Day prior to the date thereof, except where such repayments are made in accordance with Section 3.4.

6.7	Co-ordination of Prime Rate, U.S. Base Rate and LIBOR Advances

Each Lender shall advance its Proportionate Share of each Prime Rate Advance, U.S. Base Rate Advance and LIBOR Advance (other than an Advance under the Swingline, which shall be made by the Swingline Lender only) in accordance with the following provisions:

(a)
the Administrative Agent shall notify each Lender of its receipt of a notice from the Borrower pursuant to Section 6.5, on the day such notice is received and shall, as soon as possible, notify each Lender of such Lender's Proportionate Share of any Advance requested by the notice;

(b)	each Lender shall deliver its Proportionate Share of the Advance to the Administrative Agent not later than 11:00 a.m. (Toronto time) on the Drawdown Date;

(c)
the Administrative Agent shall advance to the Borrower the amount delivered by each Lender by crediting the Borrower's Designated Account, but if the conditions precedent to the Advance are not met by 2:00 p.m. (Toronto time) on the Drawdown Date, the Administrative Agent shall return the funds to the Lenders or invest them in an overnight investment in the Administrative Agent's discretion until such time as the Advance is made;

(d)
if the Administrative  Agent determines that a Lender's Proportionate Share of an Advance would not be a whole multiple of Cdn. $100,000 or U.S. $100,000, as the case may be, the amount to be advanced by that Lender may be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of Cdn. $100,000 or U.S. $100,000, as the case may be, provided that if an Event of Default shall occur and be continuing, the Proportionate Shares of the Lenders shall be readjusted by the Administrative Agent to the extent that any previous adjustment has been made to the Proportionate Shares under this Section 6.7(d); and

(e)
if the Borrower requests a LIBOR Advance with a LIBOR Period ending after a then applicable Non-Agreeing Lender Maturity Date, each Lender shall provide its Proportionate Share of the LIBOR Advance to the Administrative Agent, the LIBOR Period for each Agreeing Lender shall be the LIBOR Period requested by the Borrower and the LIBOR Period for each Non-Agreeing Lender shall end on the latest Banking Day prior to the applicable Non-Agreeing Lender Maturity Date, for which the Administrative Agent, acting reasonably, is able to determine a LIBO Rate.  If the Administrative Agent is unable to determine a LIBO Rate for a LIBOR Period ending on or before the applicable Non-Agreeing Lender Maturity Date, the Non-Agreeing Lender’s Proportionate Share of the requested LIBOR Advance shall be provided to the Borrower by way of a U.S. Base Rate Advance.

6.8	BA Power of Attorney and Form of Bankers' Acceptances

(a)
To facilitate the acceptance of Drafts hereunder, the Borrower hereby appoints each BA Lender and its agents, acting by duly authorized signatories for the time being at each BA Lender's or its agent's main branch in Toronto, Ontario or such other branch that such BA Lender may notify the Borrower (the "BA Branch of Account"), the attorney of the Borrower:

(i)
to sign for and on behalf and in the name of the Borrower, as drawer, Drafts in such BA Lender's standard form drawn on such BA Lender payable to a "clearing house" under the DBNA or its nominee for deposit by such BA Lender with the "clearing house" after acceptance thereof by such BA Lender; and

(ii)	to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by each BA Lender in accordance with instructions given to it by the Borrower pursuant to the power of attorney set out in this Section 6.8.

(b)
Instructions to each BA Lender relating to the execution, completion, discount and/or deposit by such BA Lender on behalf of the Borrower of Drafts which the Borrower wishes to submit to such BA Lender for acceptance by such BA Lender shall be communicated by the Borrower to such BA Lender in writing at the BA Branch of Account following delivery by the Borrower of a Drawdown Notice, Conversion Notice or Rollover Notice pursuant to this Agreement and shall specify the following information:

(i)	reference to the power of attorney set out in this Section 6.8;

(ii)	a Canadian Dollar amount, which shall be the Face Amount of the Drafts to be accepted by the BA Lender in respect of a particular Advance;

(iii)
a specified period of time as provided in this Agreement which shall be the number of days after the date of acceptance of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

(iv)	payment instructions specifying the account number of the Borrower at the BA Branch of Account at which the BA Discount Proceeds are to be credited.

(c)
The communication in writing by the Borrower to a BA Lender of the instructions referred to above shall constitute the authorization and instruction of the Borrower to such BA Lender to complete and execute Drafts in accordance with such information as set out above and the request of the Borrower to such BA Lender to accept such Drafts and deposit the same with the "clearing house" against payment as set out in the instructions.  The Borrower acknowledges that such BA Lender shall not be obligated to accept any such Drafts except in accordance with the provisions of this Agreement.  Each BA Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to such BA Lender as provided herein if such BA Lender reasonably believes them to be genuine.

(d)
The Borrower agrees to indemnify each BA Lender and its directors, officers, employees, affiliates and agents and to hold each of them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of the power of attorney set out in this Section 6.8 or the acts contemplated hereby including the deposit of any draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of a BA Lender or any of its directors, officers, employees, affiliates or agents.

(e)
The power of attorney set out in this Section 6.8 may be revoked by the Borrower at any time upon not less than 5 Banking Days' written notice served upon each BA Lender, provided that (i) it may from time to time be replaced with another power of attorney which is in form and substance satisfactory to each BA Lender acting reasonably; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, discounted and/or deposited in accordance herewith prior to the time at which such revocation becomes effective.  The power of attorney set out in this Section 6.8 may be terminated by each BA Lender at any time not less than 5 Banking Days' written notice to the Borrower.

(f)
Any revocation or termination of the power of attorney set out in this Section 6.8 shall not affect the rights of the BA Lenders and the obligations of the Borrower with respect to the indemnities of the Borrower above stated.

(g)
If the power of attorney set out in this Section 6.8 is revoked or terminated, the Borrower may, at its option, execute any Draft by the facsimile signatures of any two Senior Officers of the Borrower.  The Borrower and each BA Lender are hereby authorized to accept or pay, as the case may be, any Draft of the Borrower which purports to bear such facsimile signatures or which has been completed pursuant to the power of attorney set out in this Section 6.8 notwithstanding that, subsequent to the issuance of the Bankers' Acceptance, any such individual has ceased to be a Senior Officer of the Borrower or the power of attorney has been revoked and any such Draft or Bankers' Acceptance shall be as valid as if it has been signed by a Senior Officer of the Borrower at the date of issue of such Bankers' Acceptance.  Any such Draft or Bankers' Acceptance may be dealt with by each BA Lender to all intents and purposes and shall bind the Borrower as if duly signed in each signing officer's own handwriting and issued by the Borrower, and the Borrower hereby agrees to hold each BA Lender harmless and indemnified against all loss, costs, damages and expenses arising out of the payment or negotiation of any such Draft or Bankers' Acceptance resulting from such Drafts not having been duly signed. No such BA Lender shall be liable for its failure to accept a Bankers' Acceptance as required hereunder if the cause of such failure, in whole or in part, is due to the failure of the Borrower to provide executed Drafts to such BA Lender on a timely basis or the power of attorney described above to such BA Lender.

(h)
The receipt by the Administrative Agent of a request for an Advance by way of Bankers' Acceptances shall be each BA Lender's sufficient authority to complete, and each BA Lender shall, subject to the terms and conditions of this Agreement, complete the Drafts in accordance with such request and the notice of the Administrative Agent given pursuant to Section 6.10, and the Drafts so completed shall thereupon be deemed to have been presented for acceptance.

6.9	Size and Maturity of Bankers' Acceptances, Rollovers and Conversions

(a)
Each BA Advance shall be in an aggregate amount of not less than Cdn. $5,000,000 under the Syndicated Facility and not less than Cdn. $1,000,000 under the Swingline Facility and in each case in a whole multiple of Cdn. $100,000 (which minimum amounts shall include BA Equivalent Advances, if applicable), and each Bankers' Acceptance shall be in the amount of Cdn. $100,000 or whole multiples thereof.  Each Bankers' Acceptance and BA Equivalent Advance shall have a term which is not less than 30 days nor more than 180 days (or such shorter or longer term as the Lenders providing such Advance in their sole discretion may approve) commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance (the "BA Interest Period").  If a Bankers' Acceptance or BA Equivalent Advance matures on a day which is not a Banking Day, then the Borrower shall be deemed to have selected a BA Interest Period the last day of which is the first Banking Day following the last day of the BA Interest Period selected by the Borrower.  The Face Amount at maturity of a Bankers' Acceptance or BA Equivalent Advance may be Rolled Over as a Bankers' Acceptance or a BA Equivalent Advance or Converted into another form of Advance permitted by this Agreement.  The last day of each BA Interest Period for each BA Advance and BA Equivalent Advance made by a Lender shall be on or before the Maturity Date or the Non-Agreeing Lender Maturity Date applicable to such Lender.

(b)
If the Borrower requests a BA Advance with a BA Interest Period ending after a then applicable Non-Agreeing Lender Maturity Date, each Lender shall provide its Proportionate Share of the BA Advance to the Administrative Agent, the BA Interest Period for each Agreeing Lender shall be the BA Interest Period requested by the Borrower and the BA Interest Period for each Non-Agreeing Lender shall end on the latest Banking Day prior to the applicable Non-Agreeing Lender Maturity Date, for which the Administrative Agent, acting reasonably, is able to determine a BA Rate.  If the Administrative Agent is unable to determine a BA Rate for a BA Period ending on or before the applicable Non-Agreeing Lender Maturity Date, the Non-Agreeing Lender’s Proportionate Share of the requested BA Advance shall be provided to the Borrower by way of a Prime Rate Advance.

6.10	Co-ordination of BA Advances

Each Lender shall advance its Proportionate Share of each Advance by way of Bankers' Acceptances and BA Equivalent Advances in accordance with the provisions set forth below.

(a)
The Administrative Agent, promptly following receipt of a notice from the Borrower pursuant to Section 6.5 requesting an Advance by way of Bankers' Acceptances under the Syndicated Facility, shall (i) notify each BA Lender of the Face Amount of the Bankers' Acceptances to be accepted by it, and (ii) notify each Non BA Lender of the Face Amount of its Notional Bankers' Acceptance.  The aggregate Face Amount of Bankers' Acceptances to be accepted by a BA Lender and the Face Amount of the Notional Bankers' Acceptance for each Non BA Lender shall be determined by the Administrative Agent by reference to the respective Commitments of the Lenders under the Syndicated Facility, provided that, if the Face Amount of a Bankers' Acceptance in the case of a BA Lender or the Face Amount of the Notional Bankers' Acceptance used to determine the amount of a BA Equivalent Advance in the case of a Non BA Lender would not be Cdn. $100,000 or a whole multiple thereof, the Face Amount shall be increased or reduced by the Administrative Agent in its sole discretion, to the nearest whole multiple of Cdn. $100,000.

(b)
Whenever the Borrower requests an Advance that includes Bankers' Acceptances, each Non BA Lender shall, in lieu of accepting its pro rata amount of such Bankers' Acceptances, make available to the Borrower on the Drawdown Date an Advance (a "BA Equivalent Advance") in Canadian Dollars and in an amount which would be equal to the BA Discount Proceeds of the Bankers' Acceptances (which Bankers' Acceptances are referred to herein collectively as "Notional Bankers' Acceptances") that such Non BA Lender would have been required to accept on the Drawdown Date if it were a BA Lender.  Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Advance an amount equal to the applicable Bankers' Acceptance Fee that would have been applicable to the Notional Bankers' Acceptance had it been a Bankers' Acceptance.

(c)
Subject to the terms and conditions of this Agreement, each BA Lender agrees to accept Drafts issued by the Borrower pursuant to this Section 6.10 and purchase such Bankers' Acceptances discounted at the applicable BA Discount Rate.  Each BA Lender shall provide the BA Discount Proceeds thereof to the Administrative Agent in accordance with Section 6.10(d), less the Bankers' Acceptance Fee payable to such BA Lender pursuant to Section 4.1.  Each such BA Lender shall be entitled to sell, assign or otherwise transfer such Bankers' Acceptances to any Person without any notice to or the consent of any of the Borrower.

(d)
Each BA Lender and Non BA Lender, as applicable, shall transfer to the Administrative Agent at the Agent's Account Branch with respect to BA Advances under the Syndicated Facility and to the Designated Account with respect to BA Advances under the Swingline Facility for value on each Drawdown Date immediately available Cdn. Dollars in an aggregate amount equal to (i) in the case of a BA Lender, the BA Discount Proceeds (net of the applicable Bankers' Acceptance Fee in respect of such Bankers' Acceptances) of all Bankers' Acceptances accepted by it on such Drawdown Date, and (ii) in the case of Non BA Lenders, the amount of each BA Equivalent Advance (net of the applicable Bankers' Acceptance Fee in respect of such BA Equivalent Advance) to be made by it on such Drawdown Date.  The Administrative Agent may designate such other offices in Toronto or Calgary as it may see fit for the purposes referred to in the preceding sentence.  The Administrative Agent shall make such amounts received by it from the Lenders as aforesaid available to the Borrower by depositing the same for value on the applicable Drawdown Date to the Borrower's Designated Account.

(e)
The Borrower hereby authorizes each BA Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it in accordance with the instructions provided by the Borrower hereunder or pursuant to the power of attorney referred to in Section 6.8.

(f)
If the Borrower requests that a BA Lender complete incomplete Drafts pursuant to telephone instructions, such instructions are at the risk of the Borrower until confirmed in writing and the BA Lender shall not have any liability for any failure to carry out the same, wholly or in part, or for any error or omissions in such instructions or the interpretation or execution thereof by or such BA Lender.

6.11	Borrowers Election to Market Bankers' Acceptances

(a)
Subject to the provisions of this Agreement, the Borrower may elect to market the Bankers' Acceptances accepted by the Lenders hereunder.  If the Borrower elects to market Bankers' Acceptances, the Borrower shall, at or prior to 12:00 noon (Toronto time) on the Banking Day before the Drawdown Date, Conversion Date or the Rollover Date relating to any such Bankers' Acceptances to be issued hereunder, deliver to the Administrative Agent at the Agent's Account Branch in the case of BA Advances under the Syndicated Facility and at the branch designated by the Swingline Lender with respect to Bankers' Acceptances under the Swingline Facility, written notice with respect to the Borrower marketing such Bankers' Acceptances in a form acceptable to the Administrative Agent, acting reasonably.

(b)	On the Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances:

(i)
on any Drawdown Date, each Lender shall deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any Bankers' Acceptance Fees payable to such Lender in respect thereof pursuant to Section 4.1), for the account of the Borrower:

(A)	through the Administrative Agent at the Agent's Account Branch with respect to BA Advances under the Syndicated Facility; and

(B)	into the Borrower’s Designated Account with respect to BA Advances under the Swingline Facility.

(ii)
on any Rollover Date relating to any Rollover of Bankers' Acceptances marketed by the Borrower, the Borrower shall be liable to each Lender for the principal amount of maturing Bankers' Acceptances accepted by such Lender; in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the maturing Bankers' Acceptances, each such Lender shall receive and retain for its own account the discounted proceeds of sale of such new Bankers' Acceptances and the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to each such Lender, (through the Administrative Agent at the Agent's Account Branch in respect of BA Advances under the Syndicated Facility), an amount equal to the difference between the principal amount of the maturing Bankers' Acceptances and the discounted proceeds of sale of the new Bankers' Acceptances together with the Bankers' Acceptance Fee to which each such Lender is entitled pursuant to Section 4.1; and

(iii)	on any Conversion Date relating to Bankers' Acceptances marketed by the Borrower:

(A)
in the case of a Conversion from a Prime Rate Advance into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to each Lender for the amount of the Converted Advance, each such Lender shall receive for its own account the discounted proceeds of sale of the Bankers' Acceptances and the Borrower shall on the Conversion Date pay to each such Lender (through the Administrative Agent at the Agent's Account Branch in respect of BA Advances under the Syndicated Facility), the difference between the principal amount of the Converted Advance and the discounted proceeds of sale from such Bankers' Acceptances together with the Bankers' Acceptance Fee to which each such Lender is entitled to pursuant to Section 4.1; and

(B)
in the case of a Conversion from Bankers' Acceptances to Prime Rate Advances, in order to satisfy the continuing liability of the Borrower to each Lender for an amount equal to the Face Amount of such Bankers' Acceptances, the Administrative Agent and each such Lender shall record the obligation of the Borrower to each such Lender as a Prime Rate Advance hereunder.

(c)
Promptly following receipt by the Administrative Agent of written notice of the Borrower pursuant to Section 6.11(a) that the Borrower has elected to market the Bankers' Acceptances, the Administrative Agent shall provide either written or telephone advice to each applicable Lender of the amount of each issue of Bankers' Acceptances to be accepted by it, the Drawdown Date, the Rollover Date or the Conversion Date (as applicable), the discounted proceeds of sale deliverable in respect thereof, the person to whom the Bankers' Acceptances have been sold and from whom the discounted proceeds of sale in respect thereof should be received, and the term thereof, which term shall, be subject to Section 6.9(b), identical for all such Lenders.

(d)
Upon receipt by the Administrative Agent or the Swingline Lender of the written notice of the Borrower pursuant to Section 6.11(a) that the Borrower has elected to market the Bankers' Acceptances, each applicable Lender is thereupon authorized to complete Bankers' Acceptances held by it in blank or, if the power of attorney referred to in Section 6.8 has not been revoked, such Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with such power of attorney and the particulars advised by the Administrative Agent in respect of BA Advances under the Syndicated Facility and as advised by the Borrower with respect to BA Advances under the Swingline Facility.  Such Lenders shall then deliver such Bankers' Acceptances to the person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Administrative Agent in respect of BA Advances under the Syndicated Facility and as advised by the Borrower with respect to BA Advances under the Swingline Facility.

6.12	Payment of Bankers' Acceptances and BA Equivalent Advances

The Borrower shall provide for the payment to the Administrative Agent at the Agent's Account Branch for the account of the applicable BA Lenders or Non BA Lenders, as the case may be, of the full Face Amount of each Bankers' Acceptance and each Notional Bankers' Acceptance issued under the Syndicated Facility, on the earliest of (a) its date of maturity, and (b) the date on which the Administrative Agent (with the instructions of the Majority Lenders) demands payment of the Obligations outstanding under the Credit pursuant to Section 9.2.  The Borrower shall pay to the Swingline Lender the full Face Amount of each Bankers' Acceptance and each Notional Bankers' Acceptance issued under the Swingline Facility on the earliest of (a) its date of maturity, and (b) the date on which the Administrative Agent (with the instructions of the Majority Lenders) demands payment of the Obligations outstanding under the Credit pursuant to Section 9.2.

6.13	Deemed Advance - Bankers' Acceptances

Except for amounts which are paid from the proceeds of Rollovers of a Bankers' Acceptance and BA Equivalent Advances or other Advance or Conversion hereunder, any amount which a Lender pays to any third party on or after the date of maturity of a Bankers' Acceptance in satisfaction thereof or which is owing to such Lender by the Borrower in respect of such Bankers' Acceptance or BA Equivalent Advance on or after the date of maturity of such Bankers' Acceptance or BA Equivalent Advance, shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement.  Each Lender shall forthwith give notice of the making of such a Prime Rate Advance to the Administrative Agent (who shall promptly give similar notice to the Borrower and the other Lenders).  Interest shall be payable on such Prime Rate Advances in accordance with the provisions applicable to Prime Rate Advances.

6.14	Waiver

The Borrower shall not claim from a Lender any days of grace for the payment at maturity of any Notional Bankers' Acceptances or any Bankers' Acceptances presented and accepted by a Lender pursuant to this Agreement.  The Borrower waives any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by a Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by a Lender in its own right.

6.15	Degree of Care

Any executed Drafts to be used as Bankers' Acceptances which are delivered to a Lender shall be held in safekeeping with the same degree of care as if they were the Lender's own Property, and shall be kept at the place at which such drafts are ordinarily held by such Lender.

6.16	Indemnity

The Borrower hereby indemnifies and holds each BA Lender harmless from any loss or expense with respect to any Bankers' Acceptance dealt with by the Lenders, or any of them, in accordance with the provisions hereof, but shall not be obliged to indemnify a Lender for any loss or expense caused by the gross negligence or wilful misconduct of that Lender.

6.17	Obligations Absolute

The obligations of the Borrower with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(a)	any lack of validity or enforceability of any Draft accepted by a Lender as a Bankers' Acceptance; or

(b)
the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the holder of a Bankers' Acceptance, the Lenders (or any of them) or any other Person, whether in connection with this Agreement or otherwise.

6.18	LIBOR Periods

The Borrower may select, by irrevocable notice to the Administrative Agent, the LIBOR Period to apply to any particular LIBOR Advance.  The Borrower shall from time to time select and give notice to the Administrative Agent in accordance with Section 6.5 of the LIBOR Period for a LIBOR Advance which shall commence upon the making of the LIBOR Advance or at the expiry of any outstanding LIBOR Period applicable to a LIBOR Advance that is the subject of a Rollover.  If the Borrower fails to select and give the Administrative Agent notice of a LIBOR Period for a LIBOR Advance in accordance with Section 6.5, any such LIBOR Advance shall be converted to a U.S. Base Rate Advance, on the last day of the LIBOR Period applicable to such LIBOR Advance.

6.19	Termination of LIBOR Advances

If at any time a Lender determines, acting reasonably, (which determination shall be conclusive and binding on the Borrower) that:

(a)	adequate and fair means do not exist for ascertaining the LIBO Rate applicable to a LIBOR Advance;

(b)
the costs to such Lender of making, funding or maintaining the LIBOR Advance are increased or the income receivable by such Lender is reduced and the Lender notifies the Borrower that the Lender is not adequately compensated for such increase costs or reduced income by the payment of Additional Compensation pursuant to Section 13.14;

(c)	the making of a LIBOR Advance has become impracticable by reason of circumstances with materially or adversely affect the London interbank market; or

(d)
deposits in U.S. Dollars are not available to such Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable period to make, fund or maintain the LIBOR Advance during such period, then such Lender shall notify the Administrative Agent and upon at least five Banking Days' written notice by the Administrative Agent to the Borrower,

(e)
the right of the Borrower to request LIBOR Advances from that Lender shall be and remain suspended until the Administrative Agent notifies the Borrower that any condition causing such determination no longer exists, and

(f)
if such Lender is prevented from maintaining a LIBOR Advance, the Borrower shall, at its option, either repay the LIBOR Advance to that Lender or Convert the LIBOR Advance into another Advance permitted by this Agreement, and the Borrower shall not be responsible for any loss or expense that such Lender incurs as a result, including breakage costs, notwithstanding that such repayment or Conversion does not occur on the last day of a LIBOR Period.

6.20	Letters of Credit

Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Section 6.21, each LC Fronting Lender (in its name but on behalf of the Lenders under the Facility) agrees to issue Letters of Credit on any Banking Day for the account of the Borrower.  No Letter of Credit may have a maturity date that is either later than 365 days after it is issued or later than the Maturity Date.

6.21	LC Procedures and Limitations

The following provisions shall apply to Letter of Credit Advances:

(a)	up to a maximum aggregate amount of Cdn. $50,000,000 (or the U.S. Dollar equivalent) of Letters of Credit may be issued and outstanding under the Facility;

(b)
the applicable LC Fronting Lender shall not have any obligation to issue a Letter of Credit until such ancillary documents, including applications, as it normally requires for similar transactions have been executed and delivered to it, and all payments made by the applicable LC Fronting Lender to any Person pursuant to a Letter of Credit shall, unless the Borrower reimburses the applicable LC Fronting Lender for each such payment on or before the date it is made, be deemed as and from the date of such payment to be a Prime Rate Advance for payments made by the applicable LC Fronting Lender in Canadian Dollars and U.S. Base Rate Advances for payments made by the applicable LC Fronting Lender in U.S. Dollars, with the proceeds of such Prime Rate Advance or U.S. Base Rate Advance, as the case may be, being applied against the Borrower's obligations to reimburse the applicable LC Fronting Lender for payments made under the Letter of Credit.

6.22	Payment Under Letters of Credit

The Borrower unconditionally and irrevocably authorizes the applicable LC Fronting Lender to pay the amount of any draft or demand made on the applicable LC Fronting Lender under and in accordance with the terms of any Letter of Credit on demand without requiring proof of the Borrower's agreement that the amount so demanded was due and notwithstanding that the Borrower may dispute the validity of any such draft, demand or payment.

None of any LC Fronting Lender or any Lender shall have any responsibility or liability for, or any duty to inquire into, the authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any certificate or other document presented to the applicable LC Fronting Lender pursuant to any Letter of Credit, and the Borrower fully and unconditionally assumes all risks with respect to the same and, without limiting the generality of the foregoing, all risks of the acts or omissions of any beneficiary of any Letter of Credit with respect to the use by any beneficiary of any Letter of Credit.  None of any LC Fronting Lender or any Lender shall be responsible for:

(a)
the validity of certificates or other documents delivered under or in connection with any Letter of Credit that appear on their face to be in order, even if such certificates or other documents should in fact prove to be invalid, fraudulent or forged;

(b)	errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telefax or otherwise, whether or not they are in code;

(c)	errors in translation or for errors in the interpretation of technical terms or for errors in the calculation of amounts demanded under any Letter of Credit;

(d)
any failure or inability of any LC Fronting Lender to make payment under any Letter of Credit as a result of any Applicable Laws or by reason of any control or restitution rightfully or wrongfully exercised by any Person asserting or exercising governmental or paramount powers; or

(e)	any other consequences arising in respect of a failure by any LC Fronting Lender to honour a Letter of Credit due to causes beyond the control of such LC Fronting Lender;

and none of the above shall affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrower under Section 6.23.  Without limiting the generality of the foregoing, it is agreed that any payment made by any LC Fronting Lender in good faith under and in accordance with the terms of a Letter of Credit shall be binding upon the Borrower and shall not result in any liability of any LC Fronting Lender or any of the Lenders to the Borrower and shall not lessen the obligations of the Borrower under Section 6.23.

Notwithstanding the provisions of this Section 6.22, the Borrower shall not be responsible for, and none of any LC Fronting Lender or any Lender shall be relieved of responsibility for, any wilful misconduct or gross negligence of or by any LC Fronting Lender or any other Lender.

6.23	Reimbursement Obligations of the Borrower

The Borrower shall reimburse the applicable LC Fronting Lender on demand for any amounts paid by such LC Fronting Lender from time to time as contemplated by Section 6.22 and, without limiting the generality of the foregoing, the Borrower shall indemnify and save any LC Fronting Lender and the other Lenders harmless on demand from and against any and all other losses (other than lost profits), costs, damages, expenses, claims, demands or liabilities which any of them may suffer or incur arising in any manner whatsoever in connection with the making of any such payments (including, without limitation, in connection with proceedings to restrain any LC Fronting Lender from making, or to compel any LC Fronting Lender to make, any such payment).

6.24	Overdue Amounts and Indemnity

Without limiting any other provisions of this Agreement, if the Borrower shall fail to reimburse the applicable LC Fronting Lender for any payments made by such LC Fronting Lender under a Letter of Credit as contemplated in Section 6.23, the amount that the Borrower fails to reimburse such LC Fronting Lender shall be deemed to be a Prime Rate Advance for payments made by such LC Fronting Lender in Canadian Dollars and U.S. Base Rate Advances for payments made by the such LC Fronting Lender in U.S. Dollars to the Borrower.  Such LC Fronting Lender shall forthwith give notice of such Advance to the Borrower and to the Administrative Agent, which shall promptly give notice to the other Lenders following which each Lender shall deliver its Proportionate Share of such Advance to the Administrative Agent for the benefit of such LC Fronting Lender not later than 2:00 p.m. (Toronto time) on the next Banking Day after the day that such Advance is deemed to have been made.  If a Letter of Credit is issued with a maturity date that is later than a Non-Agreeing Lender Maturity Date:

(a)	the applicable Non-Agreeing Lender will continue to be obligated to provide its Proportionate Share of any such Advance made on or before the Non-Agreeing Lender Maturity Date; and

(b)
each Agreeing Lender will be obligated to provide its Proportionate Share (for greater certainty, calculated by excluding the Commitments of any Non-Agreeing Lenders that have expired) of any such Advance made after the Non-Agreeing Lender Maturity Date.

Interest shall be payable on such deemed Prime Rate Advance or U.S. Base Rate Advance from the date of such deemed Prime Rate Advance or U.S. Base Rate Advance in accordance with the terms of this Agreement.

6.25	Indemnification of LC Fronting Lender

Each Lender agrees to indemnify the applicable LC Fronting Lender (to the extent not reimbursed by the Borrower), according to its Proportionate Share of the Facility from and against any and all liabilities and obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against any LC Fronting Lender in any way relating to or arising out of the issuance of a Letter of Credit in accordance with this Agreement, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from any LC Fronting Lender's gross negligence or wilful misconduct.

6.26	Acceleration

Upon the Administrative Agent making a declaration under Section 9.2, the maximum amount of the contingent liability of any LC Fronting Lender and the Lenders under any Letter of Credit which is then outstanding shall immediately become due and payable to the Administrative Agent notwithstanding that the applicable LC Fronting Lender has not at such date been required to make payment under any such Letter of Credit.  Any such amount paid to the Administrative Agent for the account of the Lenders shall be held by the Administrative Agent for the account of the Lenders in a separate collateral account of the Borrower as security for the repayment of future indebtedness of the Borrower to the Lenders in respect of Letters of Credit which are drawn down and, pending the expiry of all outstanding Letters of Credit, any amounts paid to the Administrative Agent for the account of the Lenders shall bear interest at the rate established by the Administrative Agent from time to time as that payable in respect of 30 day certificates of deposit of the Administrative Agent for monies of like amount.

6.27	Conflict with Applications

To the extent that any provision of any application for the issuance of a Letter of Credit in the standard form of the applicable LC Fronting Lender or such other form as may be approved by the applicable LC Fronting Lender is inconsistent with the provisions of Sections 6.21, 6.22, 6.23, 6.24 or 6.25, the provisions of such Sections of this Agreement shall apply.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1	General

Each of the Fund and the Borrower represents and warrants to the Administrative Agent and the Lenders, for and on behalf of itself only and not on a joint and several basis, and the Borrower represents and warrants to the Administrative Agent and the Lenders for and on behalf of each Restricted Subsidiary, as follows:

(a)
as to each of them, it is duly organized under the laws of the jurisdiction of its organization and is valid and subsisting under such laws, and is duly registered to carry on business in each jurisdiction in which it owns Property or carries on a business, except to the extent failure to be so registered would not reasonably be expected to have a Material Adverse Effect;

(b)	as to each of them, it has the corporate or other power and capacity to own or lease its Property, to carry on its business as presently conducted, and:

(i)	in the case of the Borrower, to borrow money and to pay and perform its Obligations hereunder; and

(ii)	in the case of the Fund and each Restricted Subsidiary, to guarantee the Obligations of the Borrower;

(c)
as to the Borrower and each Restricted Subsidiary, it has obtained all Permits necessary to the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns Property, including but not limited to those issued or granted by Governmental/Judicial Bodies except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect;

(d)
as to each of them, it is duly authorized to execute and deliver the Credit Documents to which it is a party and to perform its obligations thereunder; and all corporate and other steps and proceedings necessary for the due execution and delivery by it of the Credit Documents to which it is a party and the performance of its obligations thereunder have been taken;

(e)
as to each of them, the Credit Documents to which it is a party have been duly executed and delivered by it, and constitute legal, valid and binding obligations, enforceable in accordance with their respective terms, subject to the rights of creditors generally and rules of equity of general application;

(f)	as to each of them, the execution and delivery by it of the Credit Documents to which it is a party, and the performance by it of its obligations thereunder, do not and will not:

(i)	contravene, violate or result in a breach of its Constating Documents or any shareholders' agreement (or other similar agreement) relating to it;

(ii)
as of the Closing Date, contravene, violate or result in a breach of any Applicable Law and thereafter do not and will not in any material respect, contravene, violate or result in a breach of any Applicable Law;

(iii)
contravene, violate or result in a breach of any Contract to which it is a party or other agreement or commitment to which it or its Property is bound which would reasonably be expected to have a Material Adverse Effect;

(iv)	contravene, violate or result in a breach of any resolution of its directors or officers or any committee of either;

(v)
as of the Closing Date, constitute, with or without notice or lapse of time or both, an event or circumstance entitling any Person to accelerate or demand the payment of any Consolidated Senior Debt and thereafter do not and will not constitute, with or without notice or lapse of time or both, an event or circumstance entitling any Person to accelerate or demand the payment of any Consolidated Senior Debt which individually or in the aggregate exceeds 2.5% of the Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter;

(vi)	result in the creation or imposition of any Security Interest on any of its Property other than as contemplated herein; or

(vii)	result in any requirement on it to grant any Security Interest or result in any Person becoming entitled to call for any Security Interest from it other than to the Lenders hereunder;

(g)
as to the Borrower, the Fund, and each Restricted Subsidiary, no consent, authorization, approval or other action by, and no publication, notice to or filing or registration with, any Governmental/Judicial Body is required for the due execution and delivery by it of the Credit Documents to which it is a party and the performance by it of its Obligations thereunder or to ensure the validity or enforceability thereof;

(h)
as to the Borrower, the Fund, and each Restricted Subsidiary, there are no actions, suits, claims or proceedings (including counterclaims or third party proceedings) existing or, to its knowledge, threatened against it or affecting its Property before any Governmental/Judicial Body which would reasonably be expected to have a Material Adverse Effect, or which purports to challenge the validity or enforceability of any Credit Document to which it is a party;

(i)	as to the Borrower, the Fund and each Restricted Subsidiary, in respect of each Contract to which it is a party, and each Permit of which it is a holder:

(i)	it is not in default in the performance or observance of any of the terms or conditions contained or referenced therein which would reasonably be expected to have a Material Adverse Effect; and

(ii)	to its knowledge, no other party thereto is in default thereunder, nor has any such party taken any action to terminate the same which would reasonably be expected to have a Material Adverse Effect;

(j)
as to the Borrower, the Fund and each Restricted Subsidiary, it is in compliance in all respects with all Applicable Laws except to the extent failure to be in compliance would not be reasonably be expected to have a Material Adverse Effect;

(k)	as to the Borrower, the Fund and each Restricted Subsidiary, no Default or Event of Default has occurred and is continuing hereunder or under any of the other Credit Documents;

(l)
as to the Borrower and each Restricted Subsidiary, each has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the Property, of the Borrower and each Restricted Subsidiary, including business interruption, replacement cost and environmental damage insurance, as are customarily maintained by Persons engaged in the same or similar business in the locations where its Property is located;

(m)
as to the Borrower and each Restricted Subsidiary, set out in the Disclosure Schedule is a complete list of all of the Subsidiaries of the Fund and the Borrower identifying each as a Restricted Subsidiary or a Non-Restricted Subsidiary;

(n)
as to the Borrower and each Restricted Subsidiary, the legal name, jurisdiction of organization and authorized and issued share capital of each Subsidiary of the Fund and the Borrower is set forth in the Disclosure Schedule.  All such issued share capital has been validly issued and is outstanding as fully paid and non-assessable Securities of the applicable Subsidiary.  The holder of such share capital issued to it (as set forth in the Disclosure Schedule) is the registered and beneficial owner thereof and has good and marketable title to such share capital free and clear of all Security Interests, equities, rights of set off and other claims whatsoever other than those Permitted Encumbrances referred to in paragraphs (a), (b) and (i) of Schedule "F";

(o)	as to the Borrower and each Restricted Subsidiary, the location of its chief executive office is set forth in the Disclosure Schedule;

(p)	as to the Borrower and each Restricted Subsidiary, the proceeds of each Advance will only be used for the purposes set out in Section 2.5;

(q)
all Obligations of the Borrower under the Facility (including in respect of the Swingline) rank pari passu with the other unsecured and unsubordinated indebtedness of the Borrower and all Obligations of the Restricted Subsidiaries and the Fund under their Guarantees rank pari passu with the other unsecured and unsubordinated indebtedness of the Restricted Subsidiaries and the Fund; and

(r)
as to the Borrower and each Restricted Subsidiary, all information, materials and documents prepared by the Borrower and any Restricted Subsidiary and delivered to the Administrative Agent in connection with this Agreement are true and accurate in all material respects (other than any information expressly disclaimed).

7.2	Financial

(a)
Each of the Borrower and the Fund represents and warrants to the Administrative Agent and the Lenders that, since the date of the most recent quarterly consolidated Financial Statements of the Fund, no change in the operations, business, or financial affairs of the Fund, the Borrower or any Restricted Subsidiary has occurred which would reasonably be expected to have a Material Adverse Effect.

(b)	Each of the Borrower and the Fund represents and warrants to the Administrative Agent and the Lenders as follows:

(i)
all balance sheets, statements of changes, statements of earnings and retained earnings of the Fund, which have been delivered to the Administrative Agent and the Lenders since the date of the last financial statements, have been prepared in accordance with GAAP, and fairly present the financial position and condition of the Fund, as at the respective dates thereof, all other information, certificates, schedules, reports and other papers and data (other than forecasts, projections and budgets) which have been furnished or caused to be furnished to the Administrative Agent and the Lenders are complete, accurate and correct in all material respects at the time the same were stated to be effective and all forecasts, projections and budgets furnished to the Administrative Agent and the Lenders have been prepared in good faith, with commercially reasonable assumptions at the times of their respective preparation; and

(ii)
each of the Fund, the Borrower and each Restricted Subsidiary has duly filed on a timely basis all Tax returns required to be filed by it, and has paid all Taxes which are due and payable by it, and has paid all Taxes, inclusive of penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Administrative Agent a sufficient reserve in accordance with GAAP); it has made adequate provision for, and all required instalment payments have been made in respect of, taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return or the payment of any Taxes; there are no actions or proceedings, other than standard audit enquiries conducted in the normal course, being taken by Canada Customs and Revenue Agency or any other Governmental/Judicial Body to enforce the payment of any Taxes and it has no knowledge of any such actions or proceedings being contemplated by such authorities.

7.3	Properties

The Borrower represents and warrants to the Administrative Agent and the Lenders, for and on behalf of itself, and the Borrower represents and warrants to the Administrative Agent and the Lenders for and on behalf of each Restricted Subsidiary, as follows:

(a)
it has good and marketable title to its Properties, free and clear of any Security Interests and adverse claims, other than Permitted Encumbrances and Permitted Title Defects; it has not received any notice of a defect that is not a Permitted Encumbrance or a Permitted Title Defect in its title to its Properties;

(b)
all engineering reports and other material related data provided by or on behalf of it with respect to its Oil and Gas Properties are substantially accurate and fairly reflect its interests therein net of all royalties and other encumbrances and burdens affecting such Oil and Gas Properties;

(c)	it is in compliance in all respects with all Applicable Environmental Laws except to the extent failure to be in compliance would not reasonably be expected to have a Material Adverse Effect;

(d)
it is not subject to any judicial, administrative, government, regulatory or arbitral proceeding alleging the violation of any Applicable Environmental Law or that may lead to claims for clean-up costs, remedial work, reclamation, conservation, damage to natural resources or personal injury, or to the issuance of a stop-work order, suspension order, control order, prevention order or clean-up order and none of its Properties has been (or would reasonably be expected to be) declared to be a "contaminated site" or equivalent designation under an Applicable Environmental Law which, in any such case, would reasonably be expected to have a Material Adverse Effect;

(e)	it is not, to its knowledge, the subject of any federal, provincial, local or foreign review, audit or investigation which may lead to a proceeding referred to in paragraph (d) above;

(f)
it has not filed any notice nor is the filing of any notice pending under any Applicable Environmental Law indicating past or present Release of any Hazardous Materials into the environment which would reasonably be expected to have a Material Adverse Effect;

(g)
it has obtained and continues to hold all Permits and other authorizations which are required under Applicable Environmental Laws except to the extent that the failure to so hold such Permits or authorizations would not reasonably be expected to have a Material Adverse Effect;

(h)
to its knowledge, all oil, gas and other wells have been drilled, completed, shut-in, abandoned (and, if required to be so abandoned, abandoned in accordance with Applicable Laws), and the facilities, plants and equipment in respect thereof have been operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all Applicable Laws, except to the extent that the failure to so comply would not reasonably be expected to have a Material Adverse Effect; and

(i)
it has managed all Properties in a prudent fashion in accordance with sound industry practice and in accordance with all Applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

7.4	Survival and Inclusion

(a)
The Borrower acknowledges that the Lenders have entered into this Agreement and agreed to make Advances in full reliance upon the foregoing representations and warranties.  Such representations and warranties shall survive until this Agreement has been terminated.

(b)
All statements, representations and warranties contained in any Compliance Certificates or in any instruments delivered by or on behalf of the Fund, the Borrower or a Restricted Subsidiary pursuant to this Agreement shall constitute statements, representations and warranties made by the Fund, the Borrower or such Restricted Subsidiary, as applicable, to the Administrative Agent and the Lenders under this Agreement.

ARTICLE 8
COVENANTS

8.1	General

Each of the Fund and the Borrower covenants and agrees for and on behalf of itself only and not on a joint and several basis and the Borrower covenants and agrees for and on behalf of each Restricted Subsidiary, that during the term of this Agreement, it shall, and the Borrower shall cause each Restricted Subsidiary to:

(a)
maintain and preserve its legal existence, organization and status in each jurisdiction of organization and in each other jurisdiction in which it carries on a business or owns assets and make all corporate and other filings and registrations necessary or advisable in connection therewith except to the extent failure to make such filings would not reasonably be expected to have a Material Adverse Effect;

(b)	as to the Borrower and each Restricted Subsidiary, carry on and continuously conduct its business in an efficient, diligent and businesslike manner and in accordance with good industry practices;

(c)
comply with Applicable Laws and obtain and maintain all Permits necessary to the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns Property, including but not limited to those issued or granted by Governmental/Judicial Bodies, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(d)
duly file on a timely basis all Tax returns required to be filed by it, and duly and punctually pay all Taxes and other governmental charges levied or assessed against it or its Property, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect;

(e)
as to the Borrower and each Restricted Subsidiary, pay all amounts of principal, interest, fees and other amounts owing to the Administrative Agent and Lenders hereunder on the dates, times and in the places and manner specified herein;

(f)	as to the Borrower and each Restricted Subsidiary, use the proceeds of any Advance hereunder, only for the purposes set out in Section 2.5;

(g)
as to the Borrower and each Restricted Subsidiary, execute and deliver to the Administrative Agent, a Subsidiary Guarantee and Subordination Agreement, upon a Subsidiary or Non-Restricted Subsidiary, as the case may be, becoming a Restricted Subsidiary as and when required pursuant to Section 4.5; and

(h)	ensure that all Obligations under this Agreement or any Credit Document rank pari passu to the Senior Consolidated Debt incurred by the Fund, the Borrower or any Restricted Subsidiary.

8.2	Reporting

(a)	The Borrower shall furnish to the Administrative Agent:

(i)
within 120 days after the end of each Fiscal Year of the Fund during the currency of this Agreement, the audited Financial Statements for the Fund for each such Fiscal Year prepared in accordance with GAAP on a consolidated basis;

(ii)	within the earlier of:

(A)	120 days after the end of each Fiscal Year, and

(B)	any necessary internal approvals of the Fund’s management and Board of Directors has been obtained,

an annual operating and capital budget for the Fund for the next succeeding Fiscal Year, in detail and scope acceptable to the Majority Lenders acting reasonably;

(iii)
within 60 days after the end of each of the first 3 Fiscal Quarters of the Fund during the currency of this Agreement, the unaudited Financial Statements for the Fund for each such Fiscal Quarter prepared in accordance with GAAP on a consolidated basis; and

(iv)
an Independent Engineering Report covering the Oil and Gas Properties of the Restricted Group on or before April 30 of each year and dated not earlier than December 31 of the immediately preceding year; provided however, to the extent any member of the Restricted Group has not obtained an Independent Engineering Report covering all of its Oil and Gas Properties, the Borrower may deliver an Internally Prepared Engineering Report  to the Lenders covering the Oil and Gas Properties of the Restricted Group that are not covered by such Independent Engineering Report.

(b)	The Borrower shall:

(i)	together with each delivery of Financial Statements required by Section 8.2, furnish to the Administrative Agent a Compliance Certificate;

(ii)	promptly upon transmission thereof, furnish to the Administrative Agent copies of all Financial Statements, proxy statements, notices and reports sent to the unitholders of the Fund; and

(iii)	promptly after receipt thereof, furnish to the Administrative Agent a copy of the report of the auditor of the Fund to the audit committee of the Fund.

(c)	The Borrower shall and the Borrower shall cause each Restricted Subsidiary to:

(i)	keep and maintain proper books of account and records accurately and completely covering all material aspects of its business and affairs;

(ii)	during normal business hours permit, on a confidential basis as provided in Section 13.17 and on reasonable notice, any representatives of the Administrative Agent to:

(A)	discuss with its Senior Management, its business, Property, financial condition and prospects,

(B)	inspect any of its books of account (in whatever form maintained) and to make copies thereof, or extractions therefrom during normal business hours, and

(C)	while a Default is subsisting and subject to normal safety precautions of the operator of the Properties, visit and inspect its material Properties;

(iii)	provide certified copies of the certificate and supporting documents effecting any change of its name within 10 Banking Days after effecting such name change;

(iv)	promptly after execution thereof, furnish to the Administrative Agent a copy of any material amendments, supplements, replacements and restatements to any Material Contract; and

(v)
promptly after request thereof, deliver to the Administrative Agent such other information regarding the Borrower's or the Restricted Subsidiary's operations, business, insurance, assets, environmental standing, financial condition, financial forecasts or any other information as the Administrative Agent may reasonably request.

8.3	Financial Covenants

The Borrower shall ensure that:

(a)
the Consolidated Senior Debt to EBITDA Ratio of the Restricted Group as at the end of any Fiscal Quarter shall not exceed 3:1, provided that if the Borrower or a Restricted Subsidiary completes a Material Acquisition (and provided that the Borrower would have continued to comply with this Section 8.3(a) if such Material Acquisition had not been made and provides a calculation evidencing such compliance in its Compliance Certificate relating to such Fiscal Quarter), then during the period from the completion of such Material Acquisition to the end of the second complete Fiscal Quarter after completion of such Material Acquisition, the Borrower may permit the Consolidated Senior Debt to EBITDA Ratio of the Restricted Group to increase to a level not exceeding 3.5:1;

(b)	the Consolidated Total Debt to EBITDA Ratio of the Restricted Group as at the end of any Fiscal Quarter shall not exceed 4:1; and

(c)
the Consolidated Senior Debt to Capitalization Ratio of the Restricted Group shall not at any time exceed 50%, provided that if the Borrower or a Restricted Subsidiary completes a Material Acquisition (and provided that the Borrower would have continued to comply with this Section 8.3(c) if such Material Acquisition had not been made and provides a calculation evidencing such compliance in its Compliance Certificate relating to such Fiscal Quarter), then during the period from the completion of such Material Acquisition to the end of the second complete Fiscal Quarter after completion of such Material Acquisition, the Borrower may permit the Consolidated Senior Debt to Capitalization Ratio of the Restricted Group shall not at any time exceed 55%.

8.4	Property

The Borrower shall, and the Borrower shall cause each Restricted Subsidiary to:

(a)
defend its Properties against any Person claiming or attempting to claim the same, or asserting any interest adverse to its interest therein and keep at an appropriate office accurate and complete records of its Oil and Gas Properties; and

(b)	comply with all Applicable Environmental Laws except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

8.5	Negative Corporate Covenants

The Fund and the Borrower agree that they will not and the Borrower agrees that it will not permit any Restricted Subsidiary to:

(a)
merge or amalgamate with any other Person or Persons other than with the Borrower or a Restricted Subsidiary, or become a party to any transaction whereby directly or indirectly all or any substantial part of its Property would become the Property of any other Person other than the Borrower or any Restricted Subsidiary, whether by way of reorganization, dissolution, winding-up, liquidation, administration, amalgamation, arrangement, transfer, lease or otherwise, provided:

(i)	no Default or Event of Default has occurred and is continuing or would exist if such transaction is effected;

(ii)	no fact or circumstance exists that would reasonably be expected to have a Material Adverse Effect and no Material Adverse Effect is reasonably expected to occur if such transaction is effected;

(iii)	such transaction does not impair in any manner the rights of the Lenders hereunder; and

(iv)	the Lenders are satisfied, acting reasonably, as to the creditworthiness of the successor entity resulting from such transaction.

(b)
change in any material respect the nature of its business or operations, or engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material Property, in either case not reasonably related to or required for the conduct of its business as currently conducted, provided that nothing herein contained shall restrict the Borrower or any Restricted Subsidiary from carrying on any business related to the exploration, development, processing or transportation of Petroleum Substances in OECD countries.

8.6	Restrictions on Additional Debt, Guarantees, Security Interests and Acquisitions

Each of the Fund and the Borrower agrees for and on behalf of itself and not on a joint and several basis, that they shall not and the Borrower shall cause each Restricted Subsidiary to not:

(a)
provide any Guarantees, loans or other financial assistance to or in favour of any Person or Persons which in the aggregate exceed the amount of $25,000,000 (or the U.S. Dollar equivalent thereof), other than to the Administrative Agent, the Borrower, a Restricted Subsidiary, or a Hedge Provider;

(b)	create, assume, suffer to exist or otherwise have outstanding any Security Interest on any of its Property except for Permitted Encumbrances; or

(c)
enter into any Contract with any Affiliate or Subsidiary of the Fund or the Borrower or purchase or otherwise acquire any Property (including Securities) of any Subsidiary or Affiliate of the Fund or the Borrower, unless such Contract, purchase or acquisition is on terms and conditions not more onerous to the Borrower and/or the applicable Restricted Subsidiary than if such Contract, purchase or acquisition was completed at fair market value with an arm's length third party.

8.7	Restrictions on Hedging

The Borrower shall not and the Borrower shall cause each Restricted Subsidiary to not enter into or otherwise become a party to or obligated under any Currency Hedge Agreement, Commodity Hedge Agreement, Interest Rate Hedge Agreement or other similar agreement ordinarily used for the purpose of hedging currency risk, commodity price risk or interest rate risk, unless such Currency Hedge Agreement, Commodity Hedge Agreement, Interest Rate Hedge Agreement or other agreement is entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business, is for the purpose of managing currency risk, exchange rate risk, commodity price risk or interest rate risk of the Borrower or such Restricted Subsidiary, complies with the then-applicable hedging policies approved by the board of directors of the Borrower and is not for speculative purposes.

8.8	Restrictions on Distributions

(a)
The Fund and the Borrower shall not and the Borrower shall ensure that each Restricted Subsidiary shall not declare, pay or make any Distribution or any payment in respect of any Permitted Subordinated Debt if an Event of Default has occurred and is continuing or if a Default or Event of Default would occur as a result of the declaration, payment or making of such Distribution or payment.

(b)
The Fund agrees that it will not and the Borrower agrees that it will not and it will cause each Restricted Subsidiary to not modify, vary, restate, replace or otherwise amend any Material Contract where the effect of any such action would result in a material change in the methodology used to determine:

(i)	the cash flow of the Borrower or a Restricted Subsidiary to be paid or otherwise distributed by the Borrower or a Restricted Subsidiary to the Fund; or

(ii)	the cash flow of the Fund to be paid or otherwise distributed by the Fund to the Unitholders.

(c)
Without the prior consent of all of the Lenders, the Fund agrees that it will not and the Borrower agrees that it will not and it will cause each Restricted Subsidiary to not sell, assign, transfer, encumber or otherwise grant a Security Interest in or dispose of any of its interest in or to any Material Contract.

8.9	Restrictions on Property Dispositions

The Fund and the Borrower shall not and the Borrower shall ensure that each Restricted Subsidiary shall not, in each case subject to Section 8.5, effect a proposed sale, transfer, assignment, abandonment, surrender, exchange, lease, sublease, farmout, conveyance or other disposition of all or a majority of its Property or the Property of a Restricted Subsidiary.

8.10	Covenants Regarding Insurance

(a)
The Fund and the Borrower shall keep and the Borrower shall cause each Restricted Subsidiary to keep, such of its Property, that is of an insurable nature and is of a character usually insured by companies owning or operating the same or similar Property in such jurisdiction in which such Property is located, insured with responsible insurers against loss or damage by fire and other causes customarily insured against by similar companies owning or operating the same or similar Property in each jurisdiction in which such Property is located and within customary limits of coverage and with customary deductibles.

(b)
The Fund and the Borrower shall maintain, and the Borrower shall cause each Restricted Subsidiary to maintain, with reputable insurers third party public liability and Property damage insurance covering all of its operations with limits of coverage usually carried by companies owning or operating the same or a similar type and size of business in each jurisdiction in which such Property is operated, as that being conducted by it.

8.11	Covenant Regarding Restricted Group

The Borrower and the Fund shall ensure that the Consolidated Tangible Assets of the Restricted Group shall not, at the end of any Fiscal Quarter, be less than 85% of the Consolidated Tangible Assets of the Fund.

8.12	Notice Requirements

The Borrower agrees that it shall promptly give notice to the Administrative Agent of:

(a)	any Default or Event of Default, promptly upon it becoming aware of the same;

(b)	any corporate or long-term debt rating assigned to any member of the Restricted Group by any rating agency and any change in any such rating by any rating agency;

(c)	any matter of which it is aware that would reasonably be expected to have a Material Adverse Effect;

(d)
the creation of any new Subsidiaries of the Borrower having total Properties with a fair market value in excess of Cdn. $10,000,000, or any change in the designation of a Non-Restricted Subsidiary to a Restricted Subsidiary or of a Restricted Subsidiary to a Non-Restricted Subsidiary;

(e)
the commencement of, or any new development in, any actions, suits or proceedings against, in respect of or otherwise involving the Fund, the Borrower or a Restricted Subsidiary (or any of their Property) before any Governmental/Judicial Body which, if adversely determined, would reasonably be expected to have a Material Adverse Effect; and

(f)
the Fund, the Borrower or any Restricted Subsidiary incurring any Permitted Subordinated Debt, together with the full particulars thereof, within 5 Banking Days after such Permitted Subordinated Debt has been incurred.

8.13	Notice of Environmental Matters

Each of the Fund and the Borrower shall promptly, upon acquiring knowledge thereof, give written notice to the Administrative Agent of any Environmental Liability occurring on or in relation to the Properties of the Borrower or any Restricted Subsidiary, which could, individually or in the aggregate with all other outstanding Environmental Liabilities, reasonably be expected to have a Material Adverse Effect.

ARTICLE 9
EVENTS OF DEFAULT

9.1	Events of Default

Each of the following events or circumstances shall be an "Event of Default":

(a)
if the Borrower shall fail to: (i) pay any principal owing hereunder on the date upon which the same is due and payable; (ii) pay any interest or fees due hereunder within 3 Banking Days from the date upon which the same becomes due and payable, or (iii) pay any other amount due hereunder within 5 Banking Days after the Administrative Agent has provided the Borrower with notice thereof;

(b)
if the Fund, the Borrower or any Restricted Subsidiary shall commit any breach of or omit to observe any of its covenants, obligations or undertakings under the Credit Documents (other than any breach or omission specifically dealt with in another paragraph of this Section 9.1) to which it is a party, and (i) such breach or omission is not capable of being remedied by the Fund, the Borrower or such Restricted Subsidiary, or (ii) if such breach or omission is capable of being remedied by the Fund, the Borrower or a Restricted Subsidiary, the same shall continue unremedied for more than 30 days after the earlier of (A) a Senior Officer of the Fund, the Borrower or such Restricted Subsidiary having actual knowledge of the breach or omission or (B) the Fund, the Borrower or such Restricted Subsidiary receiving written notice from the Administrative Agent of such breach or omission;

(c)
if any representation or warranty made by the Fund, the Borrower or any Restricted Subsidiary in any of the Credit Documents to which it is a party is, or shall prove to be, incorrect or misleading when made or deemed to be made, and (i) the matter is not capable of being remedied by the Fund, the Borrower or such Restricted Subsidiary, or (ii) if the matter is capable of being remedied by the Fund, the Borrower or such Restricted Subsidiary, the same shall continue unremedied for more than 30 days after the earlier of  (A) a Senior Officer of the Fund, the Borrower or such Restricted Subsidiary having actual knowledge of the matter or (B) the Fund, the Borrower or such Restricted Subsidiary receives written notice from the Administrative Agent of such matter;

(d)
if the Fund, the Borrower or any Restricted Subsidiary is given notice of a default under any term or provision of any agreement securing or evidencing Consolidated Senior Debt or Permitted Subordinated Debt in the aggregate in excess of 2.5% of Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter and such breach or default is not remedied within the lesser of 30 days from the occurrence thereof and the cure period (if any) allowed in the relevant agreement, or if any Person shall demand repayment of any Consolidated Senior Debt or Permitted Subordinated Debt (after any applicable standstill period) which is repayable on demand and is owing to it by the Borrower or any Restricted Subsidiary and such Consolidated Senior Debt or Permitted Subordinated Debt is not paid within the time required by law, and the aggregate amount of all such Consolidated Senior Debt or Permitted Subordinated Debt outstanding at any time to which all such defaults or demands relate is in excess of 2.5% of Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter;

(e)	if the Fund, the Borrower or any Restricted Subsidiary shall:

(i)
become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii)
make an assignment of its Property for the general benefit of its creditors whether or not under the Bankruptcy and Insolvency Act (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(iii)
institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization (other than as permitted under Section 8.5), administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and any applicable Business Corporations Act or Company Act);

(iv)
apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v)	take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below;

(f)	if any petition shall be filed, application made or other proceeding instituted against or in respect of the Fund, the Borrower or any Restricted Subsidiary:

(i)	seeking to adjudicate it an insolvent, or a declaration that an act of bankruptcy has occurred;

(ii)	seeking a receiving order against it including under the Bankruptcy and Insolvency Act (Canada);

(iii)
seeking liquidation, dissolution, winding-up, reorganization (other than as permitted under Section 8.5), administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and any applicable Business Corporations Act or Companies Act); or

(iv)
seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that, if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against the Fund, the Borrower or such Restricted Subsidiary, as applicable, thereunder in the interim, such grace period shall cease to apply;

(g)
if any receiver, receiver manager or similar officer is appointed over the Fund, the Borrower or any Restricted Subsidiary, or over all or substantially all of the Property and assets of the Fund, the Borrower or such Restricted Subsidiary and such receiver, receiver manager or similar official is not removed or discharged within five (5) days of such appointment; provided however, such grace period shall cease to apply if the Fund, the Borrower or such Restricted Subsidiary consents to such appointment, fails to diligently object and contest the appointment with appropriate proceedings, or if such receiver, receiver manager or similar official is not effectively stayed from realizing on the Property and assets of the Fund, the Borrower or such Restricted Subsidiary;

(h)
if Property of the Fund, the Borrower or any Restricted Subsidiary having a fair market value in excess of 2.5% of the Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such Property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of 2.5% of Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter shall exist in respect of the Fund, the Borrower, any Restricted Subsidiary or such Property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such Property under the Civil Enforcement Act (Alberta), the Workers' Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days;

(i)
if one or more judgments for the payment of money in the aggregate in excess of 2.5% of Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against the Borrower, the Fund, or any Restricted Subsidiary and (i) such party shall not have provided for its discharge in accordance with its terms or arranged for the stay of such judgment or judgments pending appeal, within 30 days from the date of entry thereof, and (ii) the payment in full of such judgment or judgments have not been fully provided for, according to GAAP, in the Financial Statements of the Borrower, the Fund or the relevant Restricted Subsidiaries, as the case may be, and the Borrower, the Fund or the relevant Restricted Subsidiaries, as the case may be, have not provided evidence satisfactory to the Majority Lenders, that sufficient funds are available to pay such judgment or judgments in full;

(j)
if any material provision of any Credit Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Fund, the Borrower or any Restricted Subsidiary;

(k)	if any member of the Restricted Group shall commit a breach of or fail to observe its covenants as provided for in Section 8.9;

(l)	if the Borrower or the Fund shall commit a breach of or fail to observe its covenant as provided for in Section 8.11;

(m)	if the Securities of the Fund cease to be listed or posted for trading on the Toronto Stock Exchange;

(n)
if there occurs a Change of Control in respect of the Fund and the Lenders have not consented to such Change of Control or if the Fund ceases to hold 100% of the issued and outstanding Securities of the Borrower; and

(o)
if the report of the auditor of the Fund with respect to the audited Financial Statements of the Fund required to be delivered to the Administrative Agent pursuant to Section 8.2(a) is subject to any qualification not acceptable to the Majority Lenders, acting reasonably, and the Fund is not able to cure such qualification within 30 days from the date thereof.

9.2	Acceleration and Termination of Rights

If any Event of Default occurs and is continuing, no Lender shall be under any further obligation to make Advances and the Majority Lenders may instruct the Administrative Agent to give notice to the Borrower, the Fund, or any Restricted Subsidiary (i) declaring the Lenders' obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declaring the Obligations under this Agreement to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

9.3	Payment of Bankers' Acceptances and Letters of Credit

Immediately upon the making of a declaration by the Administrative Agent referred to in Section 9.2, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Administrative Agent for the Lenders' benefit and/or with the Swingline Lender Collateral equal to the full principal amount at maturity of all Bankers' Acceptances, Notional Bankers' Acceptances and the Face Amount of all Letters of Credit for the Borrower's account, and the Borrower hereby unconditionally promises and agrees to deposit with the Administrative Agent immediately upon such demand Collateral in the amount so demanded.  The Borrower authorizes the Lenders, or any of them, to debit its account with the amount required to pay such Bankers' Acceptances and Notional Bankers' Acceptances, notwithstanding that any such Bankers' Acceptances and Notional Bankers' Acceptances may be held by the Lenders, or any of them, in their own right at maturity and the amount required to pay any drawings under Letters of Credit.  Amounts paid to the Administrative Agent and/or with the Swingline Lender pursuant to such a demand in respect of Bankers' Acceptances or Notional Bankers' Acceptances shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discounts in respect thereof) and be applied against, and in respect of a demand by the Administrative Agent and shall reduce, pro rata among the BA Lenders and Non BA Lenders, in the case of Bankers' Acceptances and Notional Bankers' Acceptances (to the extent of the amounts paid to the Administrative Agent in respect of Bankers' Acceptances or Notional Bankers' Acceptances, as the case may be), the obligation of the Borrower to pay amounts then or thereafter payable under such Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit accepted or issued hereunder at the times amounts become payable under or in respect thereof, as the case may be.

9.4	Remedies

Upon the making of a declaration contemplated by Section 9.2, the Majority Lenders may instruct the Administrative Agent to take such action or proceedings on behalf of the Lenders as the Majority Lenders in their sole discretion deem expedient to enforce the rights and remedies available to the Administrative Agent and the Lenders under or in respect of the Credit Documents, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

9.5	Waivers

No failure of the Administrative Agent or the Lenders to exercise, or delay by the Administrative Agent or the Lenders in exercising, any of its rights or remedies shall be construed as a waiver of any Default or Event of Default.

9.6	No Obligation to Enforce

Neither the Lenders nor the Administrative Agent shall be under any obligation to the Borrower or any other Person to enforce any rights or remedies available to the Lenders or the Administrative Agent under any of the Credit Documents from time to time or any part thereof.  The Lenders shall not be responsible or liable to the Borrower or any other Person for any loss or damage upon the enforcement of any rights or remedies available to the Lenders under any of the Credit Documents from time to time, the failure to realize or enforce such rights and remedies or for any act or omission on their respective parts or on the part of any director, officer, Administrative Agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of that Lender.

9.7	Perform Obligations

If an Event of Default has occurred and is continuing and if the Fund, the Borrower or a Restricted Subsidiary has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders may in their sole discretion, but shall be under no obligation to, instruct the Administrative Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents.  All expenses (including any legal costs) paid by the Administrative Agent and/or the Lenders in respect of the foregoing shall be repaid by the Borrower on demand and shall bear interest at the rate and in the manner set forth in this Agreement for overdue amounts from the date such expenses were incurred up to and including the date same are repaid in full to the Administrative Agent and/or the Lenders or, at the option of the Majority Lenders, such expenses may be added to the Obligations outstanding hereunder.

9.8	Remedies Cumulative

The rights and remedies of the Administrative Agent and the Lenders (or any of them) under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Administrative Agent and the Lenders (or any of them) of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Administrative Agent or the Lenders (or any of them) may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent or the Lenders (or any of them) of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Administrative Agent or the Lenders (or any of them) shall be deemed not to be a waiver of any subsequent default.

9.9	Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under Applicable Laws, upon the occurrence and during the continuance of an Event of Default, the Lenders, or any of them, may at any time and from time to time without notice to the Borrower or any other Person, any notice being expressly waived, set-off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of the Fund, the Borrower or any Restricted Subsidiary, against and on account of the Obligations owing by the Fund, the Borrower and such Restricted Subsidiary to the Lenders, notwithstanding that any of them are contingent or unmatured.

ARTICLE 10
THE ADMINISTRATIVE AGENT AND THE LENDERS

10.1	Authorization of Administrative Agent and Relationship

Each Lender hereby appoints CIBC as Administrative Agent and CIBC hereby accepts such appointment.  The appointment may only be terminated as expressly provided in this Agreement.  Each Lender hereby authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with all powers reasonably incidental thereto.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall have no duties or obligations except those expressly set forth herein and no other duties or obligations of the Administrative Agent shall be implied in this Agreement or in any other Credit Documents.  The Administrative Agent may perform such duties or obligations by or through its agents or employees.  The Administrative Agent shall not by reason of this Agreement or any of the other Credit Documents have a fiduciary duty in respect of any Lender.  As to any matters not expressly provided for by this Agreement, the Administrative Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Majority Lenders, as the case may be.  Those instructions shall be binding upon all Lenders, but the Administrative Agent is not required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement or Applicable Law.

10.2	Disclaimer of Administrative Agent

The Administrative Agent makes no representation or warranty, and assumes no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or collectability of this Agreement or any other Credit Document.  The Administrative Agent assumes no responsibility for the financial condition of the Fund, the Borrower or any Restricted Subsidiary, or for the performance of the obligations of the Fund, the Borrower or any Restricted Subsidiary under this Agreement or any other Credit Document.  The Administrative Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Fund, the Borrower or any Restricted Subsidiary to the Administrative Agent.  The Administrative Agent shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or as to the use of the proceeds of the Credit or of the existence or possible existence of any Default or Event of Default unless the officers or employees of the Lender acting as Administrative Agent active in their capacity as officers or employees on the accounts of the Borrower have actual knowledge thereof, or have been notified thereof in writing by the Borrower or a Lender.  Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Administrative Agent under or in connection with the Agreement except for its or their own gross negligence or wilful misconduct.  With respect to its Commitment, the Lender acting as Administrative Agent shall have the same rights and powers hereunder as any other Lender, and may exercise the same as though it were not performing the duties and functions delegated to it as Administrative Agent hereunder.

10.3	Failure of Lender to Fund

(a)
Unless the Administrative Agent has actual knowledge that a Lender has not made or will not make available to the Administrative Agent for value on a Drawdown Date the applicable amount required from such Lender pursuant to Sections 6.7 or 6.10 or its Proportionate Share of a deemed Advance under Section 6.13, the Administrative Agent shall be entitled to assume that such amount has been or will be received from such Lender when so due and the Administrative Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount (except that no such amount shall be made available to the Borrower in the case of a deemed Advance).  If such amount is not in fact received by the Administrative Agent from such Lender on such Drawdown Date and the Administrative Agent has made available a corresponding amount to the Borrower on such Drawdown Date as aforesaid (or is deemed to have made an Advance to the Borrower in such amount), such Lender shall pay to the Administrative Agent on demand an amount equal to the aggregate of the applicable amount required from such Lender pursuant to Sections 6.7 or 6.10 or its Proportionate Share of a deemed Advance under Section 6.13 plus an amount equal to the product of (i) the rate per annum applicable to overnight deposits made with the Administrative Agent for amounts approximately equal to the amount required from such Lender multiplied by (ii) the amount that should have been paid to the Administrative Agent by such Lender on such Drawdown Date and was not, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including such Drawdown Date to but excluding the date on which the amount is received by the Administrative Agent from such Lender and the denominator of which is 360 if the Advance is a LIBOR Advance and 365 in all other cases.  A certificate of the Administrative Agent containing details of the amount owing by a Lender under this Section 10.3(a) shall be binding and conclusive in the absence of manifest error.  If any such amount is not in fact received by the Administrative Agent from such Lender on such Drawdown Date, the Administrative Agent shall be entitled to recover from the Borrower, on demand, the related amount made available by the Administrative Agent to the Borrower as aforesaid together with interest thereon at the applicable rate per annum payable by the Borrower hereunder.

(b)
Notwithstanding the provisions of Section 10.3(a), if any Lender fails to make available to the Administrative Agent its Proportionate Share of any Advance, which for greater certainty includes a deemed Advance, (such Lender being herein called the "Defaulting Lender"), the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower (except where such failure relates to a deemed Advance) and the other Lenders.  The Administrative Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender's Proportionate Share of such Advance (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place of the Defaulting Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "Contributing Lenders" and individually called the "Contributing Lender") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Proportionate Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower.  The failure of any Lender to make available to the Administrative Agent its Proportionate Share of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Administrative Agent its Proportionate Share of any Advance as required herein.

10.4	Payments by the Borrower and Restricted Subsidiaries

All payments made by or on behalf of the Borrower or any Restricted Subsidiary pursuant to this Agreement or the other Credit Documents (including amounts received (net of all relevant costs and expenses of the Administrative Agent) by the Administrative Agent as a result of the exercise of any right of set-off, combination or consolidation of accounts, or by counterclaim or cross-action) shall be made to and received by the Administrative Agent on behalf of the Lenders (except that amounts received by the Administrative Agent in respect of LC Fronting Fees and other amounts payable to the LC Fronting Lender shall be paid only to the LC Fronting Lender and amounts received in respect of any Advance under the Swingline Facility shall be paid only to the Swingline Lender) and shall be distributed by the Administrative Agent to the Lenders as soon as possible upon receipt by the Administrative Agent.  Subject to the provisions of Section 10.5, the Administrative Agent shall distribute in the following order of priority:

(a)	unpaid fees, costs and expenses of the Administrative Agent;

(b)	payments of interest and fees:

(i)	in accordance with each Lender's Proportionate Share of the Syndicated Facility, or

(ii)
after a declaration is made by the Administrative Agent pursuant to Section 9.2, the Administrative Agent shall distribute payments of interest and fees (including without limitation any payment of interest or fees obtained by the Administrative Agent as a result of the enforcement of the Fund and Restricted Subsidiary Documents) in accordance with each Lender's Proportionate Share of the Credit until such interest and fees are paid in full;

(c)	repayments of the Outstanding Principal:

(i)	in accordance with each Lender's Proportionate Share of the Credit, or

(ii)
after a declaration is made by the Administrative Agent pursuant to Section 9.2, the Administrative Agent shall distribute repayments of principal (including without limitation any repayments of principal obtained by the Administrative Agent as a result of the enforcement of the Restricted Fund and Subsidiary Documents) in accordance with each Lender's Proportionate Share of the aggregate of the Credit until such Outstanding Principal is paid in full; and

(d)	all other payments received by the Administrative Agent under this Agreement, in accordance with what would otherwise be each Lender's Proportionate Share of the Credit.

Notwithstanding the foregoing, any such distribution that would otherwise be made pursuant to Section 10.4(c) on account of any outstanding Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit shall be set aside in a separate collateral account for the primary benefit of the Lenders who have issued such Bankers' Acceptances, Notional Bankers' Acceptances or Letters of Credit (and for the secondary benefit of the Lenders in respect of other Obligations owing by the Borrower to the Lenders) until and to the extent that such Obligations become matured and not contingent, at which time such distributions shall be made to the Lenders for whose primary benefit such amounts are held.

Subject to Section 10.5, if the Administrative Agent does not distribute a Lender's Proportionate Share of a payment made by the Borrower to or for the benefit of that Lender for value on the day that payment is made or deemed to have been made to the Administrative Agent, the Administrative Agent shall pay to the Lender on demand an amount equal to the product of (i) the Administrative Agent's rate per annum applicable to overnight deposits for amounts approximately equal to the amount of the payment multiplied by (ii) the Lender's Proportionate Share of the amount received by the Administrative Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Administrative Agent to but excluding the date on which the payment is made by the Administrative Agent to such Lender and the denominator of which is 365.

10.5	Payments by Administrative Agent

(a)	For greater certainty, the following provisions shall apply to any and all payments made by the Administrative Agent to the Lenders hereunder:

(i)
the Administrative Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Administrative Agent from the Borrower;

(ii)
if the Administrative Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Administrative Agent shall have no obligation to remit to each Lender any amount other than such Lender's Proportionate Share (based on the then outstanding Obligations of the Borrower hereunder) of that amount which is the amount actually received by the Administrative Agent;

(iii)
if any Lender advances more or less than its Proportionate Share of the Credit, such Lender's entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv)
if a Lender's Proportionate Share of an Advance has been advanced for less than the full period to which any payment by the Borrower relates, such Lender's entitlement to such payment shall be reduced in proportion to the length of time such Lender's Proportionate Share of the applicable Advance has actually been outstanding;

(v)
the Administrative Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive;

(vi)	upon request, the Administrative Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and

(vii)
all payments by the Administrative Agent to a Lender hereunder shall be made to such Lender at its address set out in Schedule "B" unless notice to the contrary is received by the Administrative Agent from such Lender.

(b)
Unless the Administrative Agent has actual knowledge that the Borrower has not made or will not make a payment to the Administrative Agent for value on the date in respect of which the Borrower has notified the Administrative Agent that the payment will be made, the Administrative Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Administrative Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders' corresponding amounts.  If the payment by the Borrower is in fact not received by the Administrative Agent on the required date and the Administrative Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Administrative Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, and all reasonable costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Administrative Agent as a result of such non-payment.  A certificate of the Administrative Agent with respect to any amount owing under this Section shall be prima facie evidence of the amount owing in the absence of manifest error.  If a payment is not in fact received by the Administrative Agent from the Borrower and the Administrative Agent has paid to a Lender a corresponding amount, such Lender shall pay to the Administrative Agent on demand an amount equal to the aggregate of the amount of such payment made to the Lender plus the product of (i) the Lender's rate per annum applicable to overnight deposits for amounts approximately equal to the amount paid by the Administrative Agent to such Lender and not so received from the Borrower multiplied by (ii) the amount paid by the Administrative Agent to such Lender and not so received from the Borrower, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of payment by the Administrative Agent to the Lender to but excluding the date on which payment is made by such Lender to the Administrative Agent and the denominator of which is 365.

10.6	Adjustments to Outstanding Advances and Direct Payments

Each Lender agrees that, after the Administrative Agent (on the instructions of the Majority Lenders) demands payment of the Obligations outstanding under the Credit pursuant to Section 9.2, it will at any time and from time to time upon the request of the Agent as requested by any Lender, purchase portions of the Advances made available by the other Lenders, which  remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the aggregate amount of Advances made by each Lender under the Facility will be in the same proportion as the applicable Lender's Proportionate Share of the Total Commitment.

The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender's Proportionate Share under the Credit, all sums received by a Lender relating to this Agreement, by virtue of the other Credit Documents, whether received by voluntary payment, the exercise of the right of set-off, combination or consolidation of accounts, or compensation or by counterclaim, cross-action or otherwise, shall be shared by each Lender in its Proportionate Share of the Credits in accordance with Section 10.4 and each Lender undertakes and agrees to do all such things as may be reasonably required to give full effect to this Section, including, without limitation, the purchase from other Lenders of a portion of any Advances by the Lender who has received an amount  in excess of its Proportionate Share as shall be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders.  If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender shall restore its Proportionate Share of such sum to such Lenders, without interest.  If any Lender  (a "Receiving Lender") shall obtain any payment of the Obligations as referred to above, the Receiving Lender shall forthwith remit such payment to the Administrative Agent and, upon receipt, the Administrative Agent shall distribute such payment in accordance with the provisions of Section 10.4.

10.7	Administration of the Credits and Lenders' Consent to Waivers, Amendments, etc.

(a)	Unless otherwise specified herein, the Administrative Agent shall perform the following duties under this Agreement:

(i)	take delivery of each Lender's Proportionate Share of an Advance and make all Advances hereunder in accordance with the procedures set forth in Sections 6.7 and 6.10;

(ii)	use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(iii)	make all payments to the Lenders in accordance with the provisions hereof;

(iv)
hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Administrative Agent, all remittances and payments made by the Administrative Agent to the Lenders and allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at its expense;

(v)
except as otherwise specifically provided for in this Agreement, promptly notify each Lender upon receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Borrower to the Administrative Agent pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Administrative Agent;

(vi)	forward to each of the Lenders, one copy each of this Agreement and other Credit Documents;

(vii)	promptly forward to each Lender, upon request, an up-to-date loan status report and any other information respecting the Borrower reasonably requested by such Lender; and

(viii)
upon learning of same, promptly notify each Lender in writing of the occurrence of an Event of Default or the occurrence of any event, condition or circumstance which could be expected to have a Material Adverse Effect, provided that, except as aforesaid, the Administrative Agent shall be under no duty or obligation whatsoever to provide any notice to the Lenders and further provided that each Lender hereby agrees to notify the Administrative Agent of any Default or Event of Default of which it may reasonably become aware.

(b)	Any waiver of or any amendment to a provision of the Credit Documents which relates to:

(i)
a change in the Available Credits, decreases in interest rates, Standby Fees, Bankers' Acceptance Fees, LC Fees, the Applicable Margin, the Standby Fee Rate, shortening notice periods, decreasing the amount of any payments payable by the Borrower to the Lenders under this Agreement or any waiver of the time of payment of any amounts payable to the Lenders under this Agreement;

(ii)	an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii)	an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as provided for herein;

(iv)
a change in the definition of "Majority Lenders", "Maturity Date", "Non-Agreeing Lender Maturity Date ", "Non-Restricted Subsidiary", or any other definition to the extent relevant to any of the other provisions of this Section 10.7(b);

(v)	any matter which, pursuant to the Credit Documents, specifically requires the consent or agreement of all of the Lenders;

(vi)	the provisions of Sections 4.5, 4.6, 4.7, 4.8, 8.1(g), 8.6(b) or 10.7(b); or

(vii)	an Event of Default under Section 9.1(a);

shall bind the Lenders and if applicable, all of the Hedge Providers, only if such waiver or amendment is agreed to in writing by all of the Lenders.  In addition, any waiver of or amendment to any provision of the Credit Documents which relates to an increase in the Commitment of any Lender shall bind that Lender only if agreed to in writing by such Lender.

(c)
Subject to Sections 10.7(b) and 10.7(d) and except as otherwise provided in the Credit Documents, any waiver of or any amendment to any provision of the Credit Documents and any action, consent or other determination in connection with the Credit Documents shall bind all of the Lenders and if applicable, all of the Hedge Providers, if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(d)
Subject to Section 10.7(b) and except as otherwise provided in the Credit Documents, any determination, consent, approval or other action made by the Administrative Agent hereunder pursuant to any provision which states that such action shall or may be taken by the Administrative Agent shall bind all of the Lenders.

(e)
Any waiver of or any amendment to any provision of the Credit Documents which relates to the rights or obligations of the Swingline Lender, an LC Fronting Lender or the Agent in its capacity as Swingline Lender, LC Fronting Lender or Administrative Agent shall require the agreement of the Swingline Lender, LC Fronting Lender and Administrative Agent, as applicable.

(f)	As between the Borrower, on the one hand, and the Administrative Agent and the Lenders, on the other hand:

(i)
all statements, certificates, consents and other documents which the Administrative Agent purports to deliver on behalf of the Lenders or the Majority Lenders shall be binding on each of the Lenders, and the Borrower shall not be required to ascertain or confirm the authority of the Administrative Agent in delivering such documents;

(ii)
all certificates, statements, notices and other documents which are delivered by the Fund, the Borrower and any Restricted Subsidiary to the Administrative Agent in accordance with this Agreement shall be deemed to have been delivered to each of the Lenders;

(iii)	all payments which are delivered by the Borrower to the Administrative Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

(iv)
unless a Default or an Event of Default has occurred and is continuing, the consent of the Borrower to the appointment of any Successor Agent must be obtained, but such consent shall not be unreasonably withheld.

10.8	Rights of Administrative Agent

(a)
In administering the Credit or in realizing on the rights available under this Agreement or the other Credit Documents, the Administrative Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Administrative Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(b)
The Administrative Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it.  The Administrative Agent may also assume that any representation made by the Fund, the Borrower or the Restricted Subsidiaries is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Administrative Agent, active in their capacity as officers or employees responsible for the Borrower's accounts, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(c)
The Administrative Agent may, without any liability to account, but subject to the terms of this Agreement, enter into swap agreements, futures contracts and other similar agreements with the Borrower and/or any Restricted Subsidiaries, accept deposits from and lend money to and generally engage in any kind of banking, or other business with the Borrower and/or the Restricted Subsidiaries as if it were not the Administrative Agent.

(d)
The Administrative Agent shall not be required to advance its own funds for any purpose, and, in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any of the Property of the Borrower or any Restricted Subsidiary, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts, or agents engaged by it as permitted hereby.

10.9	Acknowledgements, Representations and Covenants of Lenders

(a)
It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Fund, the Borrower and each Restricted Subsidiary.  Accordingly, each Lender confirms to the Administrative Agent that it has not relied, and will not hereafter rely, on the Administrative Agent (i) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Fund, the Borrower or a Restricted Subsidiary under or in connection with this Agreement, the other Credit Documents or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Administrative Agent) or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Fund, the Borrower or any Restricted Subsidiary.

(b)
Each Lender represents and warrants to the other Parties hereto that it has the legal capacity to enter into this Agreement pursuant to its charter and any Applicable Laws and has not violated its charter, constating documents or any Applicable Laws by so doing.

(c)
Each Lender agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share of the Credit from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand rateably according to its Proportionate Share of the Credit for any out-of-pocket expenses (including counsel fees) incurred by the Administrative Agent in connection with the preservation of any rights of the Administrative Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement or under the other Credit Documents, to the extent that the Administrative Agent is not promptly reimbursed for such expenses by the Borrower.  The obligation of the Lenders to indemnify the Administrative Agent shall survive the termination of this Agreement.

(d)
Each of the Lenders acknowledges and confirms that, in the event that the Administrative Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Administrative Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Administrative Agent in respect of any amounts owing to such Lender under this Agreement.

(e)
Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(f)
Each Lender hereby acknowledges receipt of a copy of this Agreement and the other Credit Documents (to the extent that such Credit Documents have been delivered) and acknowledges that it is satisfied with the form and content of such documents.

(g)
Except to the extent recovered by the Administrative Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Administrative Agent an amount equal to such Lender's Proportionate Share of the Credit of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Administrative Agent in connection with this Agreement and the other Credit Documents (including, without limitation, the collection or enforcement thereof, which shall be based on each Lender's Proportionate Share of the Obligations), except for those incurred by reason of the Administrative Agent's gross negligence or wilful misconduct.

(h)	Each Lender shall respond promptly to each request by the Administrative Agent for the consent of such Lender required hereunder.

10.10	Action of the Lenders

Each of the Lenders hereby acknowledges that, to the extent permitted by Applicable Law, the remedies available to the Lenders under this Agreement and the other Credit Documents are for the benefit of the Lenders collectively and that its rights hereunder and under the other Credit Documents are to be exercised by the Administrative Agent as required by this Agreement, provided however, the foregoing shall not restrict the ability of a Hedge Provider to enforce the Fund and Restricted Subsidiary Documents to obtain the payment of the Obligations owed to such Hedge Provider under and in respect of or in connection with Permitted Hedges to which it is a party.  The Administrative Agent shall have no responsibility or liability to any Hedge Provider to enforce any Credit Document for or on behalf of any Hedge Provider or to obtain the payment of any Obligations owed to any Hedge Provider under, in respect of or in connection with any Permitted Hedge.  Accordingly, except as otherwise expressly provided herein, each of the Lenders hereby covenants and agrees that it shall not take any action hereunder or under or the other Credit Documents but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required.  Each of the Lenders hereby further covenants and agrees that upon any written agreement being given by the Majority Lenders or all of the Lenders, as required, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.  Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11	Successor Agent

Subject to the appointment and acceptance of a Successor Agent as provided in this Section 10.11, and subject to Section 10.7(f)(iv), the Administrative Agent may resign at any time by giving 30 days' written notice thereof to the Lenders and the Borrower, and may be removed at any time by the Majority Lenders upon 30 days' written notice if the Administrative Agent has been grossly negligent hereunder.  Upon receipt of notice by the Lenders of the resignation of the Administrative Agent, or upon giving notice of termination to the Administrative Agent, the Majority Lenders may with the consent of the Borrower (provided that the Lenders shall only be obligated to obtain such consent if no Default or Event of Default exists), such consent not to be unreasonably withheld, within 21 days, appoint a successor from among the Lenders or, if no Lender is willing to accept such an appointment, from among other banks to which the Bank Act (Canada) applies, which each have combined capital and reserves in excess of $250,000,000, and which have offices in Calgary and Toronto (the "Successor Agent").  If no Successor Agent has been so appointed and has accepted such appointment within 21 days after the retiring Administrative Agent's giving of notice of resignation or receiving of notice of termination, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a Successor Agent.  If neither the Majority Lenders nor the Administrative Agent appoint a Successor Agent within such 21 days, then the Majority Lenders or the Administrative Agent may apply to a Justice of the Court of Queen's Bench of the Province of Alberta, on such notice as the Justice may direct, for the appointment of a Successor Agent, but any Successor Agent so appointed by the Court shall be subject to removal as aforesaid by the Majority Lenders.  Upon the acceptance of any appointment as Administrative Agent hereunder by a Successor Agent, the Successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its further duties and obligations as Administrative Agent under this Agreement and the other Credit Documents.  After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article 10 shall continue to enure to its benefit and be binding upon it as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder.

10.12	Provisions Operative Between Lenders and Administrative Agent Only

Except for the provisions of Sections 10.9(b) and 10.9(e), the provisions of this Article 10 relating to the rights and obligations of the Lenders and the Administrative Agent inter se shall be operative as between the Lenders and the Administrative Agent only, and the Borrower shall not have any rights or obligations under or be entitled to rely for any purpose upon such provisions.

ARTICLE 11
ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS

11.1	Successors and Assigns

(a)
Each Credit Document shall be binding upon and enure to the benefit of the Administrative Agent, each Lender, the Fund, the Borrower and each Restricted Subsidiary that is a party thereto and each of its respective permitted successors and assigns (including, without limitation, any successor resulting from the amalgamation of one corporation with one or more corporations or resulting from the winding-up of one or more corporations into another corporation), except that, other than as provided herein, none of the Fund, the Borrower or any Restricted Subsidiary shall assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of the Lenders.

(b)
A Participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the Participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower.

11.2	Assignments

(a)
The Lenders collectively or individually may assign all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments) to one or more Persons, with the consent of the Administrative Agent, the LC Fronting Lender and the Borrower (not to be unreasonably withheld) unless a Default or an Event of Default has occurred and is continuing, in which case, no such consent of the Borrower will be required.  Each assignment shall be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) under or in respect of the Credit.  No assignment may be in an amount less than Cdn. $5,000,000 unless such assignment is of the entire Commitment of a Lender, or result in the Commitment of any Lender, determined as of the effective date of the Assignment Agreement with respect to such assignment, being less than Cdn. $5,000,000.  The parties to each such assignment shall execute and deliver an Assignment Agreement to the Administrative Agent and, unless a Default or an Event of Default has occurred and is continuing, to the Borrower, for its acknowledgement, as the case may be, and recording by the Administrative Agent in the Register and, except in the case of an assignment by a Lender to an Affiliate of that Lender, shall pay a processing and recording fee of $3,500 to the Administrative Agent.  After such execution, delivery, acknowledgement and recording (i) the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default or which arose prior to its assignment, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto.

Each of the Fund, the Borrower and the Restricted Subsidiaries hereby consents to the disclosure of any information and opinions relating to it to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the information confidential and to return such information if it does not become a Lender or a participant.

(b)
The agreements of an assignee contained in an Assignment Agreement shall benefit the assigning Lender thereunder, the other Lenders, the Administrative Agent and the Borrower in accordance with the terms of the Assignment Agreement.

(c)
The Administrative Agent shall maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit of each Lender from time to time (the "Register").  The entries in the Register shall be conclusive and binding for all purposes, absent manifest error.  The Borrower, the Administrative Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender.  The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d)
Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrower (if applicable), the LC Fronting Lender and the Administrative Agent, the Administrative Agent shall, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Administrative Agent:

(i)	acknowledge the Assignment Agreement;

(ii)	record the information contained therein in the Register; and

(iii)	give prompt notice thereof to the Borrower and the other Lenders, and provide them with an updated version of Schedule "B".

11.3	Participation

Each Lender without the consent of the Borrower, the LC Fronting Lender or the Administrative Agent may sell an interest (other than by way of assignment pursuant to Section 11.2) to one or more banks, financial institutions or other Persons (a "Participant") in or to all or a portion of its rights and obligations (including, without limitation, all or a portion of its Commitment) under this Agreement, (such interest is referred to herein as a "Participation") but the Participant shall not become a Lender and:

(a)	the Lender's obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

(b)	the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(c)
the Borrower and each Restricted Subsidiary, the Administrative Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and

(d)	no Participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.

11.4	Dissenting Lenders

If a Lender (in this Section 11.4 called a "Dissenting Lender") withholds its consent or its approval following a request of the Borrower as provided in this Agreement and, as a result, the consent of the required Lenders cannot be obtained in connection with such request, the Borrower may, by giving notice to each Dissenting Lender and to the Administrative Agent within 10 days of being advised by the Administrative Agent of whether the Lenders have consented to such request, designate an alternate lender (which need not be an existing Lender) to purchase an assignment in accordance with Section 11.2 of such Dissenting Lender's Commitment and outstanding Advances (which alternate lender shall purchase such assignment prior to the expiry of such 10-day period), provided that the Borrower shall in the manner described above, replace all Lenders that are Dissenting Lenders with respect to the same request of the Borrower and provided further that no Lender shall be obligated to make any such assignment as a result of a demand by the Borrower pursuant to this Section 11.4 unless said assignment is done on a without warranty basis and unless and until such Dissenting Lender shall have received one or more payments from either the Borrower or one or more assignees in an aggregate amount at least equal to the aggregate Outstanding Principal owing to such Dissenting Lender, together with accrued interest thereon to the date of payment of such Outstanding Principal and all other amounts payable to such Dissenting Lender under this Agreement (including, without limitation, all losses, costs and expenses suffered or incurred by the Dissenting Lender as a result of complying with this Section 11.4 and all amounts owing under Section 13.12).  Any such alternate lender is subject to:

(a)	the Administrative Agent's prior written approval, such approval not to be unreasonably withheld; and

(b)	the approval of the Lenders holding no less than 66 2/3% of the Total Commitment then in effect less the aggregate Commitments of the Dissenting Lenders.

Nothing contained herein shall be deemed to obligate any Lender or the Administrative Agent to agree to any such request made by the Borrower.

ARTICLE 12
INDEMNITIES

12.1	Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "Judgment Currency") other than the currency payable hereunder or thereunder (the "Agreed Currency"), each party against whom the judgment or order is made shall indemnify and hold each party in whose favour the judgment or order is made harmless against any deficiency in terms of the Agreed Currency in the amounts received by such party arising or resulting from any variation as between (i) the exchange rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order and (ii) the Exchange Rate at which such party is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by such party on the date of such receipt.  The indemnity in this Section 12.1 shall constitute a separate and independent obligation from the other obligations of the parties hereunder, and shall apply irrespective of any indulgence granted hereunder.

12.2	Environmental Indemnity

The Borrower hereby agrees to indemnify, defend and hold harmless the Lenders, the Administrative Agent and each of them from and against any and all losses, costs, expenses, damages, claims, judgments, suits, awards, fines, sanctions and liabilities whatsoever (including any costs or expenses of preparing any necessary environmental assessment report or other similar reports) (collectively, "Environmental Claims") incurred by the Lenders, the Administrative Agent and any of them as a result of:

(a)	any breach of Applicable Environmental Laws which relates to the Property or operations of the Borrower or any Restricted Subsidiary;

(b)	any Release, presence, use, creation, transportation, storage or disposal of Hazardous Materials which relate to the Property or operations of the Borrower or any Restricted Subsidiary; or

(c)
any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to the Property or operations of the Borrower or any Restricted Subsidiary;

provided, however, that this indemnity shall not apply in respect of any such Environmental Claims which are caused by the gross negligence or wilful misconduct of the Administrative Agent or the Lenders or by reason of any act of, or any act or omission taken at the direction of, the Administrative Agent or any Lender or any of the officers, directors, employees, agents or assignees thereof.  This indemnity shall extend to the officers, directors, employees, agents and assignees of the Lenders, the Administrative Agent, and each of them as well as to the Lenders, the Administrative Agent and each of them itself, and the Lenders, the Administrative Agent and each of them will hold the benefit of this indemnity in trust for such other indemnified persons to the extent necessary to give effect thereto.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1	Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

13.2	Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

13.3	Capitalized Terms

All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

13.4	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision, and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

13.5	Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender include all genders and references to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.

13.6	Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Fund, the Borrower or any Restricted Subsidiary therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Administrative Agent for and on behalf of all of the Lenders or the Majority Lenders, as the case may be as required under Section 10.7, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  No waiver or act or omission of the Administrative Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Fund, the Borrower or such Restricted Subsidiary of any provision of the Credit Documents or the rights resulting therefrom.

13.7	Governing Law

Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta.  Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

13.8	This Agreement to Govern

In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.  Provided however, that a conflict or inconsistency shall not be deemed to exist only by reason of one of the Credit Documents providing for a matter and another of the Credit Documents not providing for such matter.

13.9	Permitted Encumbrances

The designation of any encumbrance or Security Interest as a Permitted Encumbrance in this Agreement or in any other of the Credit Documents is not, and shall not be deemed to be, an acknowledgement by the Lenders that the encumbrance or the Security Interest shall have priority over any interest the Lenders may have or acquire in the Property of the Fund, the Borrower or any Restricted Subsidiary.

13.10	Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose.  Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

13.11	Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Credit Documents is several and not joint or joint and several.  Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Proportionate Shares of any Advance that is requested, and, in the aggregate, to their respective Proportionate Shares of the total amount of the Credit.

13.12	Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Administrative Agent, or any of them, by the Fund, the Borrower or any Restricted Subsidiary under this Agreement shall be supplied without cost to the Lenders, the Administrative Agent, or any of them.  The Borrower shall pay on demand all reasonable out of pocket costs, fees and expenses of the Administrative Agent and the Lenders (including, without limitation, reasonable fees and expenses of counsel for the Administrative Agent and the Lenders) incurred in connection with (i) the preparation, negotiation, documentation, execution, delivery, administration, periodic review, modification or amendment of the Credit Documents; (ii) any enforcement of the Credit Documents; (iii) obtaining advice as to their rights and responsibilities in connection with the Credit and the Credit Documents; (iv) reviewing, inspecting and appraising the Property of the Fund, the Borrower and the Restricted Subsidiaries at reasonable intervals as provided for herein; and (v) other matters relating to the Credit, the Fund, the Borrower and any Restricted Subsidiary.  Such costs, fees and expenses shall be payable whether or not an Advance is made under this Agreement.

The Borrower hereby indemnifies and agrees to indemnify, defend and hold harmless each of the Lenders, the Administrative Agent, their directors, officers, affiliates, employees, agents and representatives (the "Indemnified Parties") from and against any and all actions, proceedings, losses, costs, expenses (including without limitation legal or other expenses), damages, claims or liabilities incurred by any Indemnified Party, with respect to any Advance to the Borrower hereunder whether before, during or after any period that such Advance is outstanding including, without limitation, any loss of profits, commissions or fees anticipated hereunder, and any expense or costs incurred in the liquidation and re-deployment of any funds required by the Lenders to fund or maintain any portion of such Advance hereunder, in all cases as a result of:

(a)
the failure of the Borrower to borrow or make repayments on the dates required hereunder or in accordance with the terms specified by the Borrower pursuant to any oral instructions or written notices provided to the Administrative Agent;

(b)
the repayment, prepayment or Conversion (whether by acceleration or otherwise) of a LIBOR Advance or an Advance by way of Bankers' Acceptance or a BA Equivalent Advance by the Borrower on a date other than the maturity date thereof;

(c)	the failure by the Borrower to give any notice required to be given by it to the Administrative Agent pursuant to the provisions of this Agreement;

(d)	the failure of the Borrower to effect any payment, repayment, prepayment or Conversion arising from the circumstances referred to in Section 13.14; or

(e)	the occurrence of an Event of Default;

provided, however, that this indemnity shall not apply in respect of any of the foregoing which is caused by the gross negligence or wilful misconduct of the Lenders.

Whenever any such claim shall arise, the Indemnified Party shall promptly notify the Borrower of the claim and, when known, the facts constituting the basis for such claim, and if known, the amount or an estimate of the amount of the claim.  The failure of an Indemnified Party to give notice of a claim promptly shall not adversely affect the Indemnified Party's rights to indemnity hereunder. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification under this Section 13.12, without the prior written consent of the Borrower.  The Borrower at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defence of any such claim or any legal proceeding resulting therefrom.  The Indemnified Party shall be entitled to participate in (but not control) the defence of any such action, with its own counsel and at its own expense.  If the Borrower does not assume the defence of any such claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation, in such manner as it may deem appropriate and at the expense of the Borrower, including, but not limited to, settling such claim or litigation, after giving notice of the same to the Borrower.  In such case the Borrower shall be entitled to participate in (but not control) the defence of such action, with its own counsel and at its own expense.

This Section 13.12 shall survive the termination of this Agreement and repayment of the Obligations owing by the Borrower to the Lenders.

13.13	Manner of Payment and Taxes

All payments to be made by the Borrower and the Restricted Subsidiaries pursuant to the Credit Documents are to be made without set-off, deduction, compensation or counterclaim and free and clear of and without deduction for or on account of any Tax, except for the deduction of such Taxes as required by Applicable Laws.  If any such Tax is deducted or withheld from any payments under the Credit Documents, the Borrower and the Restricted Subsidiaries shall promptly remit to the Administrative Agent for the Lenders' benefit, in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld (including any Tax deducted or withheld in respect of any payments required under this Section 13.13 so that the net amount received by the Administrative Agent after such deduction or withholding will not be less than the amount the Administrative Agent would have received if such Tax had not been deducted or withheld) together with the relevant receipt addressed to the Administrative Agent.  If the Borrower or a Restricted Subsidiary is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax.  Provided however, none of the Borrower or any Restricted Subsidiary shall be obligated to pay to a Lender the equivalent amount of withholding Tax that the Borrower or such Restricted Subsidiary was required by Applicable Laws to withhold from payments under the Credit Documents to such Lender, if such withholding arises solely as a result of:

(a)	an assignment of a Commitment of a Lender to a Person that is not a resident of Canada for the purposes of Part XIII of the Income Tax Act; or

(b)
a Lender that is an authorized foreign bank within the meaning of Subsection 212(13.3) of the Income Tax Act not crediting or allocating the amount paid to it under the Credit Documents to its Canadian banking business within the meaning of Subsection 212(13.3) of the Income Tax Act.

13.14	Increased Costs

(a)
If, after the date hereof, the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request or directive from any central bank or other fiscal, monetary or other authority issued after the date hereof (whether or not having the force of law):

(i)
subjects the Lenders (or any of them) to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes, or changes the basis of taxation of payments due to the Lenders (or any of them), or increases any existing Taxes on payments of principal, interest or other amounts payable by the Borrower to the Lenders (or any of them) under this Agreement;

(ii)
imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by the Lenders (or any of them), or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a BA Lender;

(iii)
imposes on the Lenders (or any of them) or requires there to be maintained by the Lenders (or any of them) any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects a Lenders' allocation of capital resources to its obligations) in respect of any Advance or obligation of a Lender hereunder, or any other condition with respect to this Agreement which is more onerous on the Lender than on the date it became a Lender hereunder;

(iv)
otherwise imposes on the Lenders (or any of them) any other condition or requirement affecting this Agreement or any Advance or any obligation of the Lenders (or any of them) hereunder which directly or indirectly affects the cost to the Lenders (or any of them) of making available, funding or maintaining any Advance or the Obligations owing by the Borrower hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the sole determination of the affected Lender acting in good faith, is:

(v)	to increase the cost to such Lender of performing its obligations hereunder with respect to any Advance;

(vi)	to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Advance;

(vii)	to reduce the interest, Standby Fees or other fees payable to the Lenders hereunder; or

(viii)
to cause such Lender to make any payment with respect to, or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Advance;

such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "Additional Compensation") and shall promptly notify the Borrower.  Such affected Lender shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty, or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and, for the purposes of calculating such amount, such Lender shall treat the Borrower and the Credit in a manner consistent with comparable borrowers and transactions.  The Borrower shall pay to such affected Lender forthwith, following the giving of such notice, such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that the affected Lender shall not be entitled to Additional Compensation to the extent that such increase in costs or reduction in amounts received or to be received or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder other than pursuant to this Section 13.14.  Such affected Lender shall endeavour to minimize the incidence of any Additional Compensation.

(b)
If a Lender notifies the Borrower that Additional Compensation is owed to such Lender, the Borrower shall have the right, upon at least two Banking Days' irrevocable written notice to such affected Lender:

(i)
to (subject to limitations on repayments contained in Section 6.6) repay to such Lender the relevant portion of any Advance on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of the Lender hereunder in respect of such Advance (including any amounts payable under Section 13.12);

(ii)	to effect a Conversion of the relevant portion of any Advance (subject always to the provisions of this Agreement); or

(iii)
provided no Default shall have occurred and is continuing, require such Lender to sell and assign to a bank or other financial institution acceptable to the Administrative Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2, upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including, without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of all Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Section 13.14(b)(iii).

(c)
Each Lender shall use its reasonable efforts to reduce the amount of Additional Compensation payable pursuant to this Section 13.14; provided, however, that no Lender shall have an obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests in connection therewith.

This Section 13.14 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Closing Date.  No Lender will be entitled to Additional Compensation to the extent that such increase in costs or reduction in return relates to any period which is more than 180 days prior to such Lender becoming aware such Additional Compensation was owing.

13.15	Interest on Miscellaneous Amounts

If the Borrower fails to pay any amount payable hereunder on the due date, the Borrower shall, on demand, pay interest on such overdue amount (including overdue principal and interest) to the Administrative Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum, compounded monthly, equal to: (i) the sum of the Prime Rate plus 2.0% per annum for overdue amounts in Canadian Dollars, and (ii) the sum of the U.S. Base Rate plus 2.0% per annum for overdue amounts in U.S. Dollars.

13.16	Illegality

If a Lender determines, in good faith, that (i) the introduction of or any change in any Applicable Laws or in the interpretation or application thereof by any court or by any Governmental/Judicial Body charged with the interpretation or administration thereof that has occurred after the date hereof or (ii) compliance by such Lender with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued after the date hereof;  has made it unlawful for such Lender to make, maintain or fund all or any portion of its Commitment or to perform its obligations in respect of the Credit hereunder or any relevant portions thereof as contemplated hereby, such Lender may, by notice in writing to the Borrower, declare that its obligations hereunder in respect of its Commitment or the Credit so affected shall be terminated forthwith, whereupon such obligations shall be so terminated and the Borrower shall:

(a)	request a Conversion of such Advances to other types of Advances not affected by this Section 13.16 (subject always to the provisions of this Agreement); or

(b)
provided no Default shall have occurred and is continuing, provide irrevocable written notice to such Lender requiring such Lender to sell and assign to a bank or other financial institution chosen by the Borrower and acceptable to the Administrative Agent, acting reasonably, all of such Lender's rights and obligations hereunder in the same manner described in Section 11.2 upon receipt by such Lender from such bank or financial institution of all amounts owing to such Lender under the Credit Documents, including, without limitation, all unpaid interest accrued thereon to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of any Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of such Lender complying with this Section 13.16.

13.17	Confidentiality

The Administrative Agent or any Lender may, in their sole discretion, deliver copies of any financial statements and other documents delivered to the Administrative Agent or the Lenders, and disclose any other information disclosed to the Administrative Agent or the Lenders, by or on behalf of the Fund, the Borrower or any Restricted Subsidiaries in connection with or pursuant to the Credit Documents to:

(a)	each of the Administrative Agent's and the Lenders' directors, officers, affiliates, employees, agents and professional consultants;

(b)	any Governmental/Judicial Body having jurisdiction over the Administrative Agent or Lenders; or

(c)
any other Person to whom such delivery or disclosure may be necessary or appropriate (i) in connection with any assignment or proposed assignment, or participation or proposed participation, by the Administrative Agent or a Lender of any of its interests under the Credit Documents, (ii) in compliance with any Applicable Laws, applicable to the Lender, (iii) in response to any subpoena or other legal process, or (iv) in connection with any litigation to which the Lender is a party in any way relating to the Fund, the Borrower, any Restricted Subsidiary, the Credit Documents and the transactions contemplated therein.

Any of the financial statements, other documents or other information to be sent to any of the Persons described above, may be sent by e-mail or other electronic means and none of the Administrative Agent or any of the Lenders shall be liable for any losses, costs, expenses, damages, claims or liabilities that any of the Fund, the Borrower or any Restricted Subsidiary may suffer if such financial statements, other documents or other information is disclosed to any other Persons as a result of the Administrative Agent sending the same by e-mail or other electronic means unless such disclosure is caused by the gross negligence or wilful misconduct of the Administrative Agent.

13.18	Address for Notice

Any notice, demand or other communication (a "Notice") to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the Person for whom it is intended and may be delivered by courier, telecopied, with transmission confirmed by a transmission report or sent by email.  Every Notice shall be deemed to have been duly given, served or received on the date on which it is delivered (or, if such date is not a Banking Day, the next following Banking Day) or in the case of sending by telecopier or email, on the date of transmission, if transmission is completed prior to 1:00 p.m. (Calgary time) on a Banking Day (or the next Banking Day if the transmission is completed after 1:00 p.m. (Calgary time) on a Banking Day or on a day that is not a Banking Day).  The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement or any Assignment Agreement, or such other mailing, facsimile or email addresses as each party from to time may notify the other as aforesaid.

13.19	Time of the Essence

Time shall be of the essence in this Agreement.

13.20	Further Assurances

The Borrower and each Restricted Subsidiary shall, at the request of the Administrative Agent acting on the instructions of the Majority Lenders, do all such further acts and execute and deliver all such further documents as may, in the opinion of the Majority Lenders, acting reasonably, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

13.21	Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations owing by the Borrower to the Lenders and the Lenders have no further obligation to make any Advances available to the Borrower hereunder.

13.22	Payments on Banking Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Banking Day, such payment shall be made on the following Banking Day.

13.23	Certificates of Senior Officers

Whenever a Senior Officer of the Fund, the Borrower or any Restricted Subsidiary executes a certificate or other Credit Document in favour of the Administrative Agent and/or the Lenders such certificate or other Credit Document shall be deemed to be executed by such Senior Officer for and on behalf of the Fund, the Borrower or such Restricted Subsidiary, not in an individual capacity and without any personal liability on such Senior Officer.

13.24	Counterparts and Facsimile

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.  For the purposes of this Section 13.24, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering a facsimile copy shall deliver an original copy of this Agreement as soon as possible after delivering the facsimile copy.

13.25	Statute References

All references herein to a statute include, unless otherwise stated, regulations passed or in force pursuant thereto and any amendments to such statute or to such regulations from time to time, and any legislation or regulations substantially replacing the same or substantially replacing any specific provision to which such reference is made.

13.26	Non-Merger

Each of the Fund, the Borrower and the Restricted Subsidiaries covenants and agrees with the Administrative Agent and the Lenders that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Administrative Agent or the Lenders under the Credit Documents (or any part thereof), judgment may be rendered against the Fund, the Borrower, and/or the Restricted Subsidiaries in favour of the Lenders, or any of them, for any amount owing under the Credit Documents (or for which the Fund, the Borrower or the Restricted Subsidiaries may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the Property of the Fund, the Borrower or such Restricted Subsidiaries).  The covenant of the Borrower to pay interest at the rate provided for in this Agreement shall not merge in any such judgment and such judgment shall bear interest at the Prime Rate plus 2.0% per annum until such judgment and all Obligations of the Borrower to the Lenders under the Credit Documents have been paid in full.  The Borrower waives the provisions of the Judgment Interest Act (Alberta) to the fullest extent permitted by law.

13.27	Entire Agreement

Each of the Parties agrees that this Agreement constitutes the entire agreement between the Parties hereto concerning the matters addressed in this Agreement, and cancels and supersedes any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Borrower
ADDRESS FOR NOTICE: The Dome Tower Suite 3000 333-7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: Chief Financial Officer Facsimile: (403) 298-1773	ENERMARK INC. Per: "Robert J. Waters" Name: Robert J. Waters Title: Senior Vice-President and Chief Financial Officer Per: "Rodney D. Gray" Name: Rodney D. Gray Title: Controller, Finance

Guarantor and Covenantor
ADDRESS FOR NOTICE: The Dome Tower Suite 3000 333-7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: Chief Financial Officer Facsimile: (403) 298-1773
ENERPLUS RESOURCES FUND,
by ENERMARK INC.

Per:           "Robert J. Waters"
Name:       Robert J. Waters
Title:         Senior Vice - President and Chief Financial Officer

Per:           "Rodney D. Gray"
Name:       Rodney D. Gray
Title:         Controller, Finance

Administrative Agent
ADDRESS FOR NOTICE: CIBC World Markets Syndication Agency 161 Bay Street 8th Floor, BCE Place Toronto, Ontario M5J 2S8 Attention: Associate/Analyst Facsimile: (416) 956-3830	CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent Per: "Joelle Chatwin" Name: Joelle Chatwin Title: Executive Director Per: "David Swain" Name: David Swain Title: Managing Director

Lenders
ADDRESS FOR NOTICE: Credit Capital Markets 9th Floor, Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender Per: "Joelle Chatwin" Name: Joelle Chatwin Title: Executive Director Per: "David Swain" Name: David Swain Title: Managing Director
and in the case of a Swingline Advance to: CIBC Corporate Client Support Centre 40 Dundas Street West, 5th Floor Commerce Court Postal Station Toronto, Ontario M5L 1A2

ADDRESS FOR NOTICE: RBC Capital Markets Suite 1100, 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3890	ROYAL BANK OF CANADA, as Lender Per: "David Foltz" Name: David Foltz Title: Authorized Signatory

ADDRESS FOR NOTICE: BMO Nesbitt Burns Suite 2200 333 - 7th Avenue S.W. Calgary, AB T2P 2Z1 Attention: Manager Facsimile: (403) 515-3650	BANK OF MONTREAL, as Lender Per: "Katherine Wytrykush" Name: Katherine Wytrykush Title: Associate Per: "Dana Fleury" Name: Dana Fleury Title: Director

ADDRESS FOR NOTICE: National Bank of Canada Suite 2802, 450 - 1st Street S.W. Calgary, Alberta T2P 1H1 Attention: Senior Manager Facsimile: (403) 265-0543	NATIONAL BANK OF CANADA, as Lender Per: "Phil Taylor" Name: Phil Taylor Title: Senior Manager, Corporate Banking Per: "Anne Collins" Name: Anne Collins Title: Manager, Corporate Banking

ADDRESS FOR NOTICE
The Bank of Nova Scotia
c/o Scotia Capital
Corporate Banking. Oil, Gas & Pipelines
Suite 2000, 700 - 2nd Street S.W.
Calgary, Alberta  T2P 2N7

Attention:  Managing Director
Facsimile:  (403) 221-6497
THE BANK OF NOVA SCOTIA, as Lender Per: "Richard Lee" Name: Richard Lee Title: Managing Director Per: "Brian Williamson" Name: Brian Williamson Title: Director

ADDRESS FOR NOTICE Citibank, NA Suite 4301, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2 Attention: Diane Gould Facsimile: (403) 294-0601	CITIBANK, NA, Canadian Branch, as Lender Per: "James K. G. Campbell" Name: James K. G. Campbell

ADDRESS FOR NOTICE: TD Securities Investment Banking Home Oil Tower Suite 800, 324 - 8th Avenue S.W. Calgary, Alberta T2P 2Z2 Attention: Credit Management Facsimile: (403) 292-2772	THE TORONTO DOMINION BANK, as Lender Per: "Cathy McGee" Name: Cathy McGee Title: Associate, Credit Management Per: "Loretta Palandri" Name: Loretta Palandri Title: Vice President & Director

ADDRESS FOR NOTICE: Alberta Treasury Branches 239 - 8th Avenue S.W. Calgary, AB T2P 1B9 Attention:Manager, Energy & Commercial Banking Facsimile: (403) 974-5784	ALBERTA TREASURY BRANCHES, as Lender Per: "Tim Poole" Name: Tim Poole Title: Senior Credit Manager Per: "Brian Conley" Name: Brian Conley Title: Senior Credit Manager

ADDRESS FOR NOTICE: HSBC Bank Canada 2210, 777 - 8th Avenue S.W. Calgary, Alberta T2P 3R5 Attention: Senior Manager Facsimile: (403) 215-4433	HSBC BANK CANADA, as Lender Per: "Nigel Richardson" Name: Nigel Richardson Title: Head of Corporate & Institutional Banking Per: "Greg Gannett" Name: Greg Gannett Title: Senior Manager

TABLE OF CONTENTS

ARTICLE 1 DEFINED TERMS	2

1.1 Defined Terms	2
1.2 Schedules	25

ARTICLE 2 THE CREDIT	25

2.1 Amount and Availment Options	25
2.2 Swingline - Amount and Availment Options	26
2.3 Limit of Facility	26
2.4 Credit Revolvement	26
2.5 Use of Credit	26
2.6 Outstanding Advances and Obligations Under the Existing Syndicated Facility	27

ARTICLE 3 EXTENSION AND REPAYMENT OF THE CREDIT	27

3.1 Extension of the Credit	27
3.2 Repayment of Advances	29
3.3 Cancellation of Commitment and Prepayment	29
3.4 Principal Amount of Excess Advances	30

ARTICLE 4 INTEREST RATES, FEES, RESTRICTED SUBSIDIARY GUARANTEES AND SECURITY	30

4.1 Interest Rates and Bankers' Acceptance	30
4.2 Standby Fee	30
4.3 Letter of Credit Fees	31
4.4 Agency Fees	31
4.5 Restricted Subsidiary Guarantee and Subordination Agreements	31
4.6 Continuing Fund and Restricted Subsidiary Documents	31
4.7 Dealing with Fund and Restricted Subsidiary Documents and Subordination Agreements	31
4.8 Effectiveness	32
4.9 Immaterial Restricted Subsidiaries	32

ARTICLE 5 CONDITIONS PRECEDENT AND DISBURSEMENT CONDITIONS	33

5.1 Conditions Precedent to the Closing	33
5.2 Conditions Precedent to All Advances	34
5.3 Waiver	34

ARTICLE 6 ADVANCES	34

6.1 Prime Rate, U.S. Base Rate and LIBOR Advances	34
6.2 Swingline Advances	35
6.3 Evidence of Indebtedness	35
6.4 Rollovers and Conversions	36
6.5 Notice of Advances, Rollovers and Conversions	36
6.6 Repayments	37
6.7 Co-ordination of Prime Rate, U.S. Base Rate and LIBOR Advances	37
6.8 BA Power of Attorney and Form of Bankers' Acceptances	38
6.9 Size and Maturity of Bankers' Acceptances, Rollovers and Conversions	40
6.10 Co-ordination of BA Advances	40
6.11 Borrowers Election to Market Bankers' Acceptances	41
6.12 Payment of Bankers' Acceptances and BA Equivalent Advances	43
6.13 Deemed Advance - Bankers' Acceptances	43
6.14 Waiver	44

- i -

6.15 Degree of Care	44
6.16 Indemnity	44
6.17 Obligations Absolute	44
6.18 LIBOR Periods	44
6.19 Termination of LIBOR Advances	45
6.20 Letters of Credit	45
6.21 LC Procedures and Limitations	45
6.22 Payment Under Letters of Credit	46
6.23 Reimbursement Obligations of the Borrower	47
6.24 Overdue Amounts and Indemnity	47
6.25 Indemnification of LC Fronting Lender	47
6.26 Acceleration	48
6.27 Conflict with Applications	48

ARTICLE 7 REPRESENTATIONS AND WARRANTIES	48

7.1 General	48
7.2 Financial	51
7.3 Properties	52
7.4 Survival and Inclusion	53

ARTICLE 8 COVENANTS	53

8.1 General	53
8.2 Reporting	54
8.3 Financial Covenants	55
8.4 Property	56
8.5 Negative Corporate Covenants	56
8.6 Restrictions on Additional Debt, Guarantees, Security Interests and Acquisitions	57
8.8 Restrictions on Distributions	57
8.9 Restrictions on Property Dispositions	58
8.10 Covenants Regarding Insurance	58
8.11 Covenant Regarding Restricted Group	58
8.12 Notice Requirements	58
8.13 Notice of Environmental Matters	59

ARTICLE 9 EVENTS OF DEFAULT	59

9.1 Events of Default	59
9.2 Acceleration and Termination of Rights	62
9.3 Payment of Bankers' Acceptances and Letters of Credit	62
9.4 Remedies	63
9.5 Waivers	63
9.6 No Obligation to Enforce	63
9.7 Perform Obligations	63
9.8 Remedies Cumulative	64
9.9 Set-Off or Compensation	64

ARTICLE 10 THE ADMINISTRATIVE AGENT AND THE LENDERS	64

10.1 Authorization of Administrative Agent and Relationship	64
10.2 Disclaimer of Administrative Agent	65
10.3 Failure of Lender to Fund	65
10.4 Payments by the Borrower and Restricted Subsidiaries	66
10.5 Payments by Administrative Agent	68
10.6 Adjustments to Outstanding Advances and Direct Payments	69
10.7 Administration of the Credits and Lenders' Consent to Waivers, Amendments, etc.	69
10.8 Rights of Administrative Agent	72
10.9 Acknowledgements, Representations and Covenants of Lenders	72

- ii -

10.10 Action of the Lenders	74
10.11 Successor Agent	74
10.12 Provisions Operative Between Lenders and Administrative Agent Only	75

ARTICLE 11 ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS	75

11.1 Successors and Assigns	75
11.2 Assignments	75
11.3 Participation	76
11.4 Dissenting Lenders	77

ARTICLE 12 INDEMNITIES	77

12.1 Currency Indemnity	77
12.2 Environmental Indemnity	78

ARTICLE 13 MISCELLANEOUS PROVISIONS	78

13.1 Headings and Table of Contents	78
13.2 Accounting Terms	79
13.3 Capitalized Terms	79
13.4 Severability	79
13.5 Number and Gender	79
13.6 Amendment, Supplement or Waiver	79
13.7 Governing Law	79
13.8 This Agreement to Govern	79
13.9 Permitted Encumbrances	80
13.10 Currency	80
13.11 Liability of Lenders	80
13.12 Expenses and Indemnity	80
13.13 Manner of Payment and Taxes	81
13.14 Increased Costs	82
13.15 Interest on Miscellaneous Amounts	84
13.16 Illegality	84
13.17 Confidentiality	85
13.18 Address for Notice	85
13.19 Time of the Essence	86
13.20 Further Assurances	86
13.21 Term of Agreement	86
13.22 Payments on Banking Day	86
13.23 Certificates of Senior Officers	86
13.24 Counterparts and Facsimile	86
13.25 Statute References	86
13.26 Non-Merger	86
13.27 Entire Agreement	87

Schedule A	-	Assignment Agreement
Schedule B	-	Commitments of Lenders
Schedule C	-	Compliance Certificate
Schedule D	-	Conversion Notice
Schedule E	-	Drawdown Notice
Schedule F	-	Permitted Encumbrances
Schedule G	-	Repayment Notice
Schedule H	-	Rollover Notice
Schedule I	-	Disclosure Information Relating to the Subsidiaries and MaterialSubsidiaries of the Borrower
Schedule J	-	Request for Offer of Extension
Schedule K	-	Guarantee and Subordination Agreement
Schedule L	-	Subordination Agreement
Schedule M	-	Existing BAs and Existing Hedging Agreements

- iii -

SCHEDULE "A" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT made effective this • day of •.

B E T W E E N:

• (the "Lender")

OF THE FIRST PART

- and -

• (the "Assignee")

OF THE SECOND PART

WHEREAS the Lender is a party to a credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein) and Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement");

AND WHEREAS the Lender desires to assign to the Assignee [all/a portion] of its rights and obligations under the Credit Agreement (including, without limitation, that same portion of its Commitment) and the other Credit Documents;

AND WHEREAS pursuant to the terms of the Credit Agreement, the Lender has paid to the Administrative Agent a processing and recording fee, receipt of which shall be evidenced by the Administrative Agent's acknowledgement and approval hereof and the Lender has otherwise complied with the provisions set out in Article 11 of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1.	All capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Credit Agreement.

2.
Pursuant to and in accordance with Article 11 of the Credit Agreement, the Lender hereby irrevocably assigns and transfers to the Assignee and the Assignee hereby purchases from the Lender and assumes, all rights and obligations of the Lender under the Credit Agreement with respect to that portion of its Commitment set forth in Appendix I hereto.

3.	The Assignee agrees to be bound by the terms and conditions of the Credit Agreement and to perform all of the obligations of a Lender thereunder from and after the effective date of this assignment.

4.	The Assignee hereby confirms and agrees to the appointment of Canadian Imperial Bank of Commerce as Administrative Agent.

5.
All of the acknowledgements and representations of a Lender contained in Section 10.9 of the Credit Agreement are true and correct with respect to the Assignee and the Assignee hereby agrees to be bound by the covenants of a Lender under the Credit Agreement.

6.	The representations, warranties, covenants and agreements contained herein shall survive the execution and delivery of this Assignment Agreement.

7.
The parties hereto acknowledge and agree that the provisions of this Assignment Agreement shall enure to benefit the Lender, the Administrative Agent and such other Lenders as may from time to time become parties to the Credit Agreement.

8.
This Assignment Agreement shall be construed in accordance with, and all the rights of the parties hereto, shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

9.
This Assignment Agreement and any acknowledgements and approvals thereof may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

                                        • [Lender]

                                        By:  _________________________________________
                                        Name:
                                                                                                                                 Title:

                                        • [Assignee]

                                        By:  _________________________________________
                                       Name:
                                       Title:

Acknowledged and Consented to this • day of •

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

By:          _________________________________________
Name:
Title:

If no Default or Event of Default has occurred that is continuing:

The Borrower hereby consents to the foregoing effective the date above written.

EnerMark Inc.

Per:        _________________________________________
Name:
Title:

Appendix I

NAME AND ADDRESS OF LENDER

•

Attention:  •

NAME AND ADDRESS OF ASSIGNEE	LENDER'S COMMITMENT TO BE ASSIGNED
$• of the Commitment, which is equal to
• Attention: •	•% of the Commitment and •% of the Total Commitment
Payments
All interest payments or other payments to be made to the Assignee by [bank wire transfer] to:
Notices
All notices and communications, except notice with respect to payment, and written confirmation of each such payment, to be addressed to the Assignee at:
• Attention: •
Notices with respect to payment, and written confirmation of each such payment, to be addressed to the Assignee at:
• Attention: •

SCHEDULE "B" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

COMMITMENTS OF LENDERS

A.           Syndicated Facility

Name of Address of Lender	Commitment (Cdn. $)
Canadian Imperial Bank of Commerce Credit Capital Markets 9th Floor, Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	Cdn. $80,000,000 of the Syndicated Facility Commitment, which is equal to 10% of the Syndicated Facility Commitment
Royal Bank of Canada RBC Capital Markets Suite 1100, 888 - 3rd Street, S.W. Calgary, Alberta T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3890	Cdn. $115,000,000 of the Syndicated Facility Commitment, which is equal to 14.375% of the Syndicated Facility Commitment
Bank of Montreal BMO Nesbitt Burns Suite 2200, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: Manager Facsimile: (403) 515-3650	Cdn. $105,000,000 of the Syndicated Facility Commitment, which is equal to 13.125% of the Syndicated Facility Commitment
National Bank of Canada Suite 2802, 450 - 1st Street S.W. Calgary, Alberta T2P 1H1 Attention: Senior Manager Facsimile: (403) 265-0543	Cdn. $105,000,000 of the Syndicated Facility Commitment, which is equal to 13.125% of the Syndicated Facility Commitment
The Bank of Nova Scotia c/o Scotia Capital Corporate Banking. Oil, Gas & Pipelines 2000, 700 - 2nd Street SW Calgary, Alberta T2P 2N7 Attention: Managing Director Facsimile: (403) 221-6497	Cdn. $105,000,000 of the Syndicated Facility Commitment, which is equal to 13.125% of the Syndicated Facility Commitment

B-1

Citibank, NA, Canadian Branch Suite 4301, 400 - 3rd Avenue SW Calgary, Alberta T2P 4H2 Attention: Diane Gould Facsimile: (403) 294-0601	Cdn. $95,000,000 of the Syndicated Facility Commitment, which is equal to 11.875% of the Syndicated Facility Commitment
The Toronto-Dominion Bank TD Securities Investment Banking Home Oil Tower 800, 324 - 8th Avenue SW Calgary, Alberta T2P 2Z2 Attention: Credit Management Facsimile: (403) 292-2772	Cdn. $95,000,000 of the Syndicated Facility Commitment, which is equal to 11.875% of the Syndicated Facility Commitment
Alberta Treasury Branches 239 - 8th Avenue S.W. Calgary, Alberta T2P 1B9 Attention:Manager, Energy & Commercial Banking Facsimile: (403) 974-5784	Cdn. $50,000,000 of the Syndicated Facility Commitment, which is equal to 6.25% of the Syndicated Facility Commitment
HSBC Bank Canada 2210, 777 - 8th Avenue S.W. Calgary, Alberta T2P 3R5 Attention: Senior Manager Facsimile: (403) 215-4433	Cdn. $50,000,000 of the Syndicated Facility Commitment, which is equal to 6.25% of the Syndicated Facility Commitment
B. Swingline Facility
Name of Address of Lender	Commitment (Cdn. $)
Canadian Imperial Bank of Commerce CIBC Corporate Client Support Centre 40 Dundas Street West, 5th Floor Commerce Court Postal Station Toronto, Ontario M5L 1A2 Attention: <> Facsimile: <>	Cdn. $50,000,000 of the Swingline Commitment which is equal to 100% of the Swingline Commitment

B-2

SCHEDULE "C" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

COMPLIANCE CERTIFICATE

TO:	CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:    Associate/Analyst
Telecopier No.:    (416) 956-3830

Dear Sirs:

1.
Reference is made to the credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein), Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.
I, [name], in my capacity as [title] of the Borrower and not in any personal capacity, hereby certify, for and on behalf of each of the Fund, the Borrower and the Restricted Subsidiaries that as of the date hereof:

(a)	I have made or caused to be made all such investigations and inquiries as are necessary or appropriate for the purpose of this Compliance Certificate;

(b)
the representations and warranties set forth in the Credit Agreement, (other than the representations and warranties in Sections 7.1(f)(v), 7.1(m), 7.1(n) and 7.1(o) thereof) are true and correct on the date hereof;

(c)
the Fund, the Borrower and the Restricted Subsidiaries have performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by them to the date hereof;

(d)
no Default  has occurred that is continuing [or] the following is a list of any Defaults that have occurred that are continuing, together with a description of the steps and proceedings being taken by the Fund, the Borrower and/or the Restricted Subsidiaries to remedy each such Defaults:

[insert a description of outstanding Defaults and remedial action proposed to be taken and taken]

(e)	no Event of Default has occurred and is continuing;

C-1

(f)
as at the [insert the last day of the applicable Fiscal Quarter or Fiscal Year], the Consolidated Senior Debt to EBITDA Ratio of the Restricted Group is •:•.  Attached hereto as Exhibit 1 is a detailed calculation of such Consolidated Senior Debt to EBITDA Ratio;

(g)
as at the [insert the last day of the applicable Fiscal Quarter or Fiscal Year], the Consolidated Total Debt to EBITDA Ratio of the Restricted Group is •:•.  Attached hereto as Exhibit 2 is a detailed calculation of such Consolidated Total Debt to EBITDA Ratio;

(h)
as at the [insert the last day of the applicable Fiscal Quarter or Fiscal Year], the Consolidated Senior Debt to Capitalization Ratio of the Restricted Group is •:•.  Attached hereto as Exhibit 3 is a detailed calculation of such Consolidated Senior Debt to Capitalization Ratio; and

(i)	attached hereto as Exhibit 4 is a list of the Restricted Subsidiaries and Non-Restricted Subsidiaries updated information applicable to the Restricted Group.

3.	The Consolidated Tangible Assets of the Borrower and all of the Restricted Subsidiaries is equal to or greater than 85% of the Consolidated Tangible Assets of the Fund.

DATED this __________day of ____________________, •.

EnerMark Inc. Per: ___________________________________ Name: Title:

C-2

Exhibit 1

To the Compliance Certificate dated ________
Consolidated Senior Debt to EBITDA Ratio

Exhibit 2

To the Compliance Certificate dated _______
Consolidated Total Debt to EBITDA Ratio

Exhibit 3

To the Compliance Certificate dated _______
Consolidated Senior Debt to Capitalization Ratio

Exhibit 4

To the Compliance Certificate dated _______
Updated Disclosure Schedule

Restricted Subsidiaries and
Non-Restricted Subsidiaries

SCHEDULE "D" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

CONVERSION NOTICE

TO:         CIBC World Markets

Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:    Associate/Analyst
Telecopier No.:    (416) 956-3830

Dear Sirs:

1.
Reference is made to the credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein), Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.	Pursuant to Section 6.5 of the Credit Agreement, the Borrower hereby requests the following Conversion under the [Swingline/Syndicated] Facility:

(a)	Conversion Date:

(b)	Type and amount of existing Advance
(prior to Conversion):

(c)	Type and amount of converted Advance
(after Conversion):

(d)	LIBOR/BA Interest Period (after Conversion)
(if applicable):

(e)	Borrower's applicable account(s)
(if any):

(f)	Special Instructions
(if any):

3.
The representations and warranties set forth in the Credit Agreement (other than the representations and warranties in Section 7.1(f)(v), 7.1(m), 7.1(n) and 7.1(o) thereof) are true and correct on the date hereof.

D-1

4.
No Default or Event of Default has occurred and is continuing [except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable].

DATED this __________day of ____________________, •.

EnerMark Inc.

Per:	_____________________________________________________________

Name:	_____________________________________________________________

Title:	_____________________________________________________________

D-2

SCHEDULE "E" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

DRAWDOWN NOTICE

TO:         CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:    Associate/Analyst
Telecopier No.:    (416) 956-3830

Dear Sirs:

1.
Reference is made to the credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein), Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.	The Borrower hereby requests the following Drawdown under the provisions of the Credit under the [Swingline/Syndicated] Facility:

(a)	Drawdown Date: ____________________________________________________________________________________________________

(b)	Amount of Drawdown: ________________________________________________________________________________________________

(c)	Type of Advance: ___________________________________________________________________________________________________

(d)	LIBOR/BA Interest Period (if applicable): __________________________________________________________________________________

(e)	Letter of Credit expiry date (if applicable): __________________________________________________________________________________

(f)	Borrower's account(s) to be credited (if applicable): __________________________________________________________________________

(g)	Special Instructions (if any): ___________________________________________________________________________________________

3.
The representations and warranties set forth the Credit Agreement (other than the representations and warranties in Section 7.1(f)(v), 7.1(m), 7.1(n) and 7.1(o) thereof) are true and correct on the date hereof.

4.
No Default or Event of Default has occurred and is continuing [except those set out below, which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable].

E-1

DATED this ______ day of __________________ •.

EnerMark Inc.

Per: ______________________________________

Name: ____________________________________

Title: _____________________________________

E-2

SCHEDULE "F" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

Permitted Encumbrances

All capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement to which this Schedule "F" is attached.

"Permitted Encumbrances" means, in respect of the Fund, the Borrower and the Restricted Subsidiaries:

(a)
Security Interests for Taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Borrower or any Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the Property of the Borrower and the Restricted Subsidiaries taken as a whole;

(b)
the Security Interests of any judgment rendered, or claim filed, against the Borrower or any Restricted Subsidiary which the Borrower or any such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the Property of the Borrower and the Restricted Subsidiaries taken as a whole;

(c)
Security Interests imposed or permitted by law such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, any lien, privilege or charge which the Borrower and/or such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the Property of the Borrower and the Restricted Subsidiaries taken as a whole;

(d)
undetermined or inchoate Security Interests arising in the ordinary course of and incidental to construction or current operations (and not securing indebtedness) which have not been filed pursuant to law against the Borrower or any Restricted Subsidiary or any of their respective Property or in respect of which no steps or proceedings to enforce such Security Interests have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, any security interest which the Borrower or such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the Property of the Borrower and the Restricted Subsidiaries taken as a whole;

(e)
Security Interests incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of Oil and Gas Properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Security Interests relate, for the Borrower’s or any Restricted Subsidiary's portion of the costs and expenses of such development or operation, provided that such costs or expenses are not due or delinquent or, if due or delinquent, any Security Interests which the Borrower or any such Restricted Subsidiary shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Borrower and the Restricted Subsidiaries taken as a whole;

F-1

(f)
Security Interests for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Borrower’s or any Restricted Subsidiary’s Oil and Gas Properties if such Security Interests, either alone or in the aggregate, do not materially detract from the value of any material part of the Property of the Borrower and the Restricted Subsidiaries taken as a whole;

(g)
Security Interests arising in connection with workers’ compensation, employment insurance, pension and employment laws or regulations, provided that the obligations secured are not due or delinquent or, if due or delinquent, any security interests which the Borrower or any such Restricted Subsidiaries shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of the Borrower and the Restricted Subsidiaries taken as a whole;

(h)
Security Interests in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of the Borrower or any Restricted Subsidiary in connection with operations of the Borrower or any such Restricted Subsidiary if such Security Interest does not, either alone or in the aggregate, materially impair the use of any Property subject to such Security Interest in the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole;

(i)
rights of first refusal (to the extent the same constitute a Security Interest) relating to the Oil and Gas Properties of the Borrower or any Restricted Subsidiary in favour of any Person granted to arm’s length third parties in the ordinary course of business and for the purpose of carrying on the same;

(j)
Security Interests the satisfaction of which has been provided for by deposit with the Administrative Agent of cash or a surety bond or other security satisfactory to the Administrative Agent in an amount sufficient to pay the liability in respect of such Security Interests in full;

(k)
Security Interests in the Property of a Person in the Restricted Group (other than those over all or substantially all of the Property of any Person in the Restricted Group) not referred to in (a) to (j) above, provided that the aggregate amount secured by all such Security Interests does not at any time exceed 2.5% of the Consolidated Tangible Net Worth of the Fund as at the end of its last Fiscal Quarter; and

(l)	any Security Interest from time to time disclosed by the Borrower to the Administrative Agent and which is consented to by the Majority Lenders.

F-2

SCHEDULE "G" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

REPAYMENT NOTICE

TO:	CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:    Associate/Analyst
Telecopier No.:    (416) 956-3830

Dear Sirs:

1.
Reference is made to the credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein), Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.	Pursuant to Section 6.6 of the Credit Agreement, the Borrower hereby wishes to make the following repayment under the provisions of the Credit under the [Swingline/Syndicated] Facility:

(a)	Date of repayment: ______________________________________________________________________________

(b)	Type of Advance: _______________________________________________________________________________

(c)	Amount of repayment: ____________________________________________________________________________

(d)	Borrower's account(s) to be debited (if applicable): ______________________________________________________

(e)	Special Instructions (if any): _______________________________________________________________________

DATED this __________day of ____________________, •.

                                                                EnerMark Inc.

                                                                 Per: ________________________________
                                                                 Name:
                                                                 Title:

G-1

SCHEDULE "H" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

ROLLOVER NOTICE

TO:	CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:    Associate/Analyst
Telecopier No.:    (416) 956-3830

Dear Sirs:

1.
Reference is made to the credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein), Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.	Pursuant to Section 6.5 of the Credit Agreement, the Borrower hereby requests the following Rollover under the provisions of the Credit under the [Swingline/Syndicated] Facility:

(a)	Rollover Date: ____________________________________________________________________________________________________________________________________

(b)	Type of Advance: _________________________________________________________________________________________________________________________________

(c)	Amount of Rollover: _______________________________________________________________________________________________________________________________

(d)	LIBOR/BA Interest Period (after Rollover) (if applicable:) ____________________________________________________________________________________________________

(e)	Applicable Borrower's account(s) (if any): _______________________________________________________________________________________________________________

(f)	Special Instructions (if any): __________________________________________________________________________________________________________________________

3.
The representations and warranties set forth in the Credit Agreement (other than the representations and warranties in Section 7.1(f)(v), 7.1(m), 7.1(n) and 7.1(o) thereof) are true and correct on the date hereof.

4.
No Default or Event of Default has occurred and is continuing [except those set out below, which have been expressly disclosed to and waived or agreed to by the Lender or the Majority Lenders, as applicable].

DATED this __________day of ____________________, •.

                                                    EnerMark Inc.

                                                    Per: ______________________________________
                                                    Name:
                                                    Title:

H-1

SCHEDULE "I" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

DISCLOSURE INFORMATION RELATING TO
THE FUND, THE BORROWER AND RESTRICTED SUBSIDIARIES

Borrower:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

EnerMark Inc.	Alberta	Alberta	100 % owned by the Fund

Restricted Subsidiaries:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

Enerplus Resources Corporation	Alberta	Alberta	100 % owned by the Borrower
Enerplus Oil & Gas Ltd.	Alberta	Alberta	100 % owned by Enerplus Resources Corporation
Enerplus Commercial Trust	Alberta	Alberta	100 % owned by Enerplus Limited Partnership II
Enerplus Limited Partnership II	Alberta	Alberta	100% of limited partner interest owned by the Fund100% of general partner interest owned by Enerplus Holdings II Ltd.
Marlco, Inc.	Colorado	Alberta	100% owned by the Borrower
Oiltex, Inc.	Texas	Alberta	100% owned by the Borrower
Dugite Resources Inc.	Texas	Alberta	100% owned by the Borrower
388623 Alberta Ltd.	Alberta	Alberta	100% owned by the Borrower
1030467 Alberta Ltd.	Alberta	Alberta	100% owned by Enerplus Oil & Gas Ltd.
Enerplus Energy Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus Holdings II Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus ECT Resources Ltd.	Alberta	Alberta	100% owned by Enerplus Holdings II Ltd.
EnerMark Management Inc.	Alberta	Alberta	100% owned by the Fund
Enerplus Global Energy Management Company	Nova Scotia	Alberta	100% of common shares owned by EnerMark Management Inc.100% of Series 1 Preferred Shares owned by the Borrower

I-1

SCHEDULE "J" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

REQUEST FOR OFFER OF EXTENSION

TO:         CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:    Associate/Analyst
Telecopier No.:   (416) 956-3830

Dear Sirs:

Reference is made to the credit agreement made as of November 15, 2004 among EnerMark Inc. (the "Borrower"), Enerplus Resources Fund, the Lenders (as defined therein), Canadian Imperial Bank of Commerce, as Administrative Agent (the "Administrative Agent") and others, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Maturity Date for a further [one/two/three] year period pursuant to Section 3.1(a) of the Credit Agreement.

As of the date hereof, there exists no Default or Event of Default [except those set out below which have been expressly disclosed to and waived or agreed to by the Lenders or the Majority Lenders, as applicable].

Yours very truly,

EnerMark Inc.

Per: _______________________________________
Name:
Title:

Each of the undersigned hereby agrees to the extension requested herein by the Borrower.

Dated as of the _______ day of _____________________, •.

[NAMES OF RESTRICTED SUBSIDIARIES] By: _________________________________ Name: Title:

J-1

SCHEDULE "K" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

•

GUARANTEE AND SUBORDINATION AGREEMENT

THIS GUARANTEE AND SUBORDINATION AGREEMENT is made as of the •th day of •, •,

BY:

• (the "Guarantor"),

IN FAVOUR OF:

CANADIAN IMPERIAL BANK OF COMMERCE, as agent (the "Administrative Agent") for and on behalf of itself and the several banks and other financial institutions from time to time parties to the Credit Agreement

and

EACH HEDGE PROVIDER, as defined below

RECITALS:

WHEREAS the Guarantor has agreed to guarantee the payment and performance by the Borrower of the Guaranteed Obligations to the Administrative Agent, the Lenders and each Hedge Provider under, in respect of, or in connection with, the Credit Agreement and the other Credit Documents;

AND WHEREAS as a condition precedent to the Lenders making the Credit available to the Borrower, the Lenders require the Guarantor to expressly subordinate the Subordinated Obligations to the Guaranteed Obligations;

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Administrative Agent, the Lenders and each Hedge Provider as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used in this Agreement but not otherwise defined shall have the same meanings herein as are ascribed thereto in the Credit Agreement. In addition, the following expressions used in this Agreement shall have the following meanings:

"Borrower" means EnerMark Inc. and its successors and permitted assigns;

"Credit Agreement" means the credit agreement dated as of the date hereof among the Borrower, the Fund, the Lenders and the Administrative Agent as the same may be amended, modified, varied, restated or replaced from time to time;

"Credit Documents" mean the Credit Agreement, the Permitted Hedges to which a Hedge Provider is a Party, the Fund and Restricted Subsidiary Documents and all other documents delivered or to be delivered to or for the benefit of the Administrative Agent, the Lenders and each Hedge Provider pursuant to the Credit Agreement and the Permitted Hedges to which a Hedge Provider is a Party;

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

"Event of Default" means (i) any Event of Default under and as defined in the Credit Agreement or (ii) with respect to Permitted Hedges, an event of default under any Permitted Hedge to which a Hedge Provider is a party which would entitle the Hedge Provider to enforce any or all of its rights and remedies against the Borrower pursuant to the Permitted Hedge Agreements;

"Fund" means Enerplus Resources Fund and its successors and assigns;

"Fund and Restricted Subsidiary Obligations" means all of the obligations, liabilities and indebtedness of the Fund and the other Restricted Subsidiaries (or any of them) to the Administrative Agent, any Lender and any Hedge Provider from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any Fund and Restricted Subsidiary Document.

"Guaranteed Obligations" means all of the obligations, liabilities and indebtedness of the Borrower to the Administrative Agent, any Lender and any Hedge Provider from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Credit Documents;

"Indemnified Amounts" means the amounts to be paid by the Guarantor under Section 2.2;

"Parties" means the parties to this Agreement;

"Prior Obligations" means the Guaranteed Obligations, the Indemnified Amounts and the Fund and Restricted Subsidiary Obligations;

"Proceedings" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, liquidation, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

"Subordinated Documents" means the present and future royalty agreements, promissory notes, unit notes, note indentures, royalty unit certificates, royalty certificates, royalty indentures, commitment letters, credit agreements, guarantees, certificates, instruments, notes, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinated Obligations;

"Subordinated Obligations" means the present and future indebtedness, liabilities and obligations of the Borrower, the Fund and the other Restricted Subsidiaries (or any of them) to the Guarantor, direct or indirect, absolute or contingent, joint or several, matured or unmatured; and

"Subordinated Proceeds" means all present and future payments and Property received by the Guarantor from the Borrower, the Fund and the other Restricted Subsidiaries (or any of them) in payment or satisfaction of the Subordinated Obligations, including without limitation, all deposits and investments made with such payments and Property, including all other proceeds thereof of whatsoever nature or kind.

1.2	References

As used herein, "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof.  Whenever in this Agreement a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated.  In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.  The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.4	Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter of this Agreement.  There are no warranties, representations or agreements between the Parties in connection with such subject matter, except as specifically set forth or referred to in this Agreement.

1.5	Waiver, Amendment

No amendment or waiver of this Agreement shall be binding unless executed in writing by the Administrative Agent.  A waiver of any provision of this Agreement shall only constitute a waiver in the specific instance and for the specific purpose for which it is given.  A waiver of any provision of this Agreement shall not constitute a continuing waiver unless expressly provided in writing by the Administrative Agent.

1.6	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1	Guarantee

The Guarantor unconditionally and irrevocably guarantees to and for the benefit of each of the Administrative Agent, the Lenders and each Hedge Provider the due and punctual payment and performance of all Guaranteed Obligations.  This Agreement contained herein is an absolute, unconditional, present and continuing guarantee of payment, and not of collection, is in no way conditioned or contingent upon any attempt to collect from or enforce payment by the Borrower or upon any other event, contingency or circumstance whatsoever and shall be binding upon and against the Guarantor without regard to the validity or enforceability of any Credit Document.  If, for any reason whatsoever, the Borrower shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Administrative Agent for and on behalf of itself and the Lenders and, with respect to Guaranteed Obligations pursuant to, under, or in connection with a Permitted Hedge to which a Hedge Provider is a party, to such Hedge Provider.

2.2	Indemnity

The Guarantor shall indemnify and save harmless the Administrative Agent, the Lenders and each Hedge Provider from and against any and all losses, costs and expenses which they may suffer by the Guaranteed Obligations not being paid or performed in a punctual manner or by any of the Guaranteed Obligations or any Credit Document being or becoming for any reason whatsoever in whole or in part:

(a)	void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Administrative Agent, the Lenders or any Hedge Provider in accordance with its terms, or

(b)	released, compromised or discharged by operation of law or otherwise,

(all of the foregoing collectively, an "Indemnifiable Circumstance").  For greater certainty, these losses shall include without limitation the amount of all Guaranteed Obligations which would have been payable by the Borrower but for the existence of an Indemnifiable Circumstance but shall exclude all losses, costs and expenses arising from loss of profits, consequential, punitive or indirect damages howsoever arising.

2.3	Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rescinded or must otherwise be returned by the Administrative Agent, any Lender or any Hedge Provider as a result of any Proceedings of or affecting the Borrower, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made.  The Administrative Agent, any Lender or any Hedge Provider may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Agreement.

ARTICLE 3
SUBORDINATION

3.1	Subordination and Postponement

The Guarantor agrees that the Subordinated Obligations shall be fully subordinated and postponed as contemplated in this Agreement, to and in favour of the Prior Obligations in all circumstances.  The Administrative Agent, the Lenders and each Hedge Provider shall have priority over the Guarantor in respect of all of the Property of every nature and kind now existing or hereafter acquired of the Borrower, the Fund and any other Restricted Subsidiary, to discharge and satisfy the Prior Obligations, all in priority to any claim of the Guarantor.

3.2	Priority

The subordination of the Subordinated Obligations to the Prior Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances.  Without limiting the generality of the foregoing, the rights and priority of the Administrative Agent, the Lenders and each Hedge Provider and the subordination of the Subordinated Obligations shall not be affected by:

(a)
the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Credit Documents or the Subordinated Documents;

(b)	the date or the order of the creation of the Prior Obligations or the Subordinated Obligations;

(c)	the time or order of any advance, giving of notice or the making of any demand under the Credit Documents, the Prior Obligations, the Subordinated Documents or the Subordinated Obligations;

(d)	the taking of any collection, enforcement or realization proceedings by the Administrative Agent, the Lenders, any Hedge Provider or the Guarantor;

(e)
any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting the Borrower, the Fund and/or any other Restricted Subsidiary or their Property, any judgment or order against the Borrower, the Fund and/or any other Restricted Subsidiary or the date of any of the foregoing;

(f)	the giving or failure to give any notice, or the order of giving notice, to the Borrower, the Fund and/or any other Restricted Subsidiary;

(g)
the failure to exercise any power or remedy reserved to the Administrative Agent and/or the Lenders and/or any Hedge Provider under the Credit Documents or to insist upon strict compliance with any of the terms thereof;

(h)
the failure by the Borrower, the Fund and/or any other Restricted Subsidiary to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinated Document, or any other agreement or document, regardless of any knowledge thereof which the Administrative Agent and/or the Lenders and/or any Hedge Provider may have or be deemed to have or with which the Administrative Agent and/or the Lenders and/or any Hedge Provider may be charged; and

(i)	any other reason including, without limitation, any priority granted to the Guarantor, the Subordinated Documents or the Subordinated Obligations by any applicable principle of law or equity.

3.3	No Further Payments

If the Administrative Agent or a Hedge Provider, as applicable, has provided the Borrower with notice of the occurrence and continuance of a Default or Event of Default, the Borrower will not and it will cause each other Restricted Subsidiary to not make any further payments to the Guarantor in respect of any of the Subordinated Obligations until the earlier of: (i) such Default or Event of Default has been fully remedied, or (ii) until all of the Guaranteed Obligations and the Indemnified Amounts have been fully and finally paid, satisfied, performed and discharged.

3.4	Subordinated Proceeds

Without limiting the generality of the foregoing and in addition to any other rights and remedies available to the Administrative Agent, the Lenders and each Hedge Provider under this Agreement, the Administrative Agent or a Hedge Provider, as applicable, may give a written notice (a “Default Notice”) to the Guarantor that a Default or Event of Default has occurred and is continuing and notwithstanding the provisions of any of the Subordinated Documents, the Guarantor shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, hold in trust for the Administrative Agent, the Lenders and the Hedge Providers and immediately pay over to the Administrative Agent and the Hedge Providers, all Subordinated Proceeds which it then holds or it receives or holds at any time thereafter.

3.5	Insolvency/Receivership

In the event of any Proceeding involving or affecting the Borrower, the Fund and/or any other Restricted Subsidiary or their Property, or any marshalling of the assets and liabilities of the Borrower, the Fund and/or any other Restricted Subsidiary:

(a)
the Administrative Agent,  the Lenders  and each Hedge Provider will be entitled to receive payment in full of the Prior Obligations before the Guarantor will be entitled to receive any payment upon the Subordinated Obligations or any distribution of any kind or character, whether in cash, securities or other Property, that may be payable or deliverable in any such event in respect of the Subordinated Obligations;

(b)
any payment or distribution of any Property of the Borrower, the Fund and/or any other Restricted Subsidiary of any kind or character, whether in cash, securities or other Property, to which the Guarantor would be entitled, except for the provisions of this Section 3.5, shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Administrative Agent and the Hedge Providers, to the extent necessary to pay in full all Prior Obligations and the Indemnified Amounts remaining unpaid after giving effect to any concurrent payment or distribution to the Administrative Agent, the Lenders and each Hedge Provider; and

(c)
if any payment or distribution of property of the Borrower, the Fund and/or any other Restricted Subsidiary of any kind or character, whether in cash, securities or other property, is received by the Guarantor before all Prior Obligations are paid in full, such payment or distribution shall be held in trust by the Guarantor for the benefit of and shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, be paid over to the Administrative Agent and the Hedge Providers for application to the payment of all Prior Obligations remaining unpaid until all Prior Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Administrative Agent, the Lenders and each Hedge Provider.

3.6	Dealings with the Borrower/Restricted Subsidiaries

The Administrative Agent, the Lenders and each Hedge Provider shall be entitled to deal with the Borrower, the Fund, any other Restricted Subsidiary, the Credit Documents and the Prior Obligations as the Administrative Agent, the Lenders and each Hedge Provider may see fit without in any manner affecting the subordination of the Subordinated Obligations to the Prior Obligations, and in particular, without limiting the generality of the foregoing, the Administrative Agent, the Lenders and each Hedge Provider may from time to time:

(a)	grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Borrower, the Fund and/or any other Restricted Subsidiary;

(b)	waive timely and strict compliance with or refrain from exercising any rights under the Credit Documents or the Prior Obligations; and

(c)
take and give up security interests in the Property of the Borrower, the Fund and/or any other Restricted Subsidiary  and release, amend, extend, supplement, restate, substitute or replace any of the Credit Documents or the Prior Obligations in whole or in part.

3.7	Notice by the Guarantor

The Guarantor shall not enforce any right or remedy against the Borrower, the Fund and/or any other Restricted Subsidiary by reason of a default by the Borrower, the Fund and/or any other Restricted Subsidiary under the Subordinated Documents unless the Guarantor provides 180 days prior written notice to the Administrative Agent of any such default and the intention of the Guarantor to exercise its rights and remedies in respect of such default, together with reasonable particulars thereof.

ARTICLE 4
ENFORCEMENT

4.1	Demand

Upon default in the payment or performance of the Guaranteed Obligations or any part thereof, the Guarantor shall, on demand by or on behalf of the Administrative Agent or Hedge Provider, as applicable, forthwith pay to the Administrative Agent or Hedge Provider, as applicable, and/or perform or cause the performance of, all Guaranteed Obligations for which such demand was made.  In addition, all Indemnified Amounts shall be payable by the Guarantor to the Administrative Agent or Hedge Provider, as applicable, forthwith upon demand by the Administrative Agent or Hedge Provider, as applicable.

4.2	Right to Immediate Payment or Performance

The Administrative Agent or Hedge Provider, as applicable, shall not be bound to make any demand on or to seek or exhaust its recourse against the Borrower or any other Person or any Security Interest held by it or any Lender or any Hedge Provider, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Agreement, and the Guarantor hereby renounces all benefits of discussion and division.

4.3	Subrogation

The Guarantor shall not have any right of subrogation to the Administrative Agent, any Lender or any Hedge Provider or be otherwise entitled to claim the benefit of any Security Interest held by the Administrative Agent, any Lender or any Hedge Provider in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Administrative Agent, the Lenders and each Hedge Provider, as applicable, have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

4.4	Principal Debtor

Any amounts which may not be recoverable from the Guarantor as guarantor under this Agreement shall be recoverable from the Guarantor as principal debtor in respect thereof and shall be paid to the Administrative Agent or each Hedge Provider, as applicable, by the Guarantor after demand therefor.

ARTICLE 5
PROTECTION OF ADMINISTRATIVE AGENT AND THE LENDERS

5.1	Defects in Creation of Guaranteed Obligations

None of the Administrative Agent, the Lenders or any Hedge Provider shall be concerned to see or inquire into the capacity and powers of the Borrower or its directors, officers, employees or agents acting or purporting to act on its behalf.  All obligations, liabilities and indebtedness purporting to be incurred by the Borrower in favour of the Administrative Agent, the Lenders and each Hedge Provider shall be deemed to form part of the Guaranteed Obligations even though the Borrower may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Borrower or its directors, officers, employees or agents and notwithstanding that the Administrative Agent, the Lenders or any Hedge Provider has specific notice of the capacity and powers of the Borrower or its directors, officers, employees or agents.

5.2	Liability Absolute

This Agreement shall be a continuing guarantee and subordination agreement and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a)
any amalgamation, merger, consolidation or reorganization of the Borrower, the Fund, the Guarantor or any other Restricted Subsidiary or any continuation of the Borrower, the Fund, the Guarantor or any other Restricted Subsidiary from the statute or laws under which it now or hereafter exists to another statute or other laws whether under the laws of the same jurisdiction or another jurisdiction;

(b)
any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, declarations of trust, partnership agreements or resolutions of the Borrower, the Fund, any other Restricted Subsidiary or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Borrower, the Fund, any Restricted Subsidiary or the Guarantor becomes the property of any other Person;

(c)	any lack of validity, enforceability or value of any Credit Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

(d)	any change in the time, manner or place of payment of, or in any other term of any Credit Document or any amendment or waiver thereof, or any consent to departure from any Credit Document;

(e)	any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Credit Document;

(f)
any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Borrower, the Fund, any other Restricted Subsidiary or the Guarantor;

(g)
the bankruptcy, insolvency, liquidation or dissolution of the Borrower, the Fund, any other Restricted Subsidiary or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(h)	any amendment or modification of or supplement to or other change in any Credit Document;

(i)	any failure, omission or delay on the part of any Person to conform or comply with any term of any Credit Document;

(j)	to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof; or

(k)
any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Borrower, the Fund, any other Restricted Subsidiary or any other Person in respect of the Guaranteed Obligations or the other obligations of the Guarantor hereunder.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries and judgements may be had hereunder as and when, from time to time, the Borrower shall default under or fail to comply with the terms of any Credit Document and that notwithstanding the recovery or judgement hereunder for or in respect of any given default or failure to so comply by the Borrower under such Credit Document, this Agreement shall remain in force and effect and shall apply to each and every subsequent default.  If (i) an Event of Default shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Credit Document, as the case may be, shall at any time be prevented by reason of the pendency against the Borrower of a Proceeding, the Guarantor agrees that, solely for purposes of this Agreement and its obligations hereunder, such Credit Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be due and payable, with all the attendant consequences as provided in the such agreement and if declaration of an Event of Default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

5.3	No Merger

The Guarantor covenants and agrees with the Administrative Agent, the Lenders and each Hedge Provider that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Administrative Agent, the Lenders or any Hedge Provider hereunder (or any part hereof), judgment may be rendered against the Guarantor in favour of the Administrative Agent, Lenders and  the Hedge Providers (or any of them) for any amount owing under this Agreement (or for which the Guarantor may be liable hereunder after the application to the payment thereof of the proceeds of any sale of any of the Property of the Guarantor) and such judgment shall not create a merger with any other right or amount owing to the Administrative Agent, the Lenders and the Hedge Providers under this Agreement or under any other Credit Document.

5.4	Dealings by the Administrative Agent and the Lenders

The Administrative Agent, the Lenders and each Hedge Provider may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a)
permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Credit Document or any other agreement relating to any of the foregoing or, in whole or in part, or demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b)	enforce or take action under or abstain from enforcing or taking action under any Credit Document or any other guarantee of the Guaranteed Obligations;

(c)
receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing the Borrower or other Persons to deal with all or any part of such undertaking, property and assets;

(d)
renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Borrower, the Fund, any other Restricted Subsidiary, the Guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e)
accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Borrower, the Fund, any other Restricted Subsidiary, the Guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(f)	in whole or in part prove or abstain from proving any claim of the Administrative Agent, the Lenders or any Hedge Provider in any Proceedings of or affecting the Borrower or any other Person; and

(g)	agree with the Borrower, the Fund, any other Restricted Subsidiary, the Guarantor or any other Person to do anything described in paragraphs (a) to (f) above;

whether or not any of the matters described in paragraphs (a) to (g) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Administrative Agent, any Lender or any Hedge Provider or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder.  None of the Administrative Agent, any Lender or any Hedge Provider nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or any part thereof or any Security Interest for the Guaranteed Obligations or any part thereof including without limitation any of the matters described above in this Section 5.4, except in each case and with respect to a particular Party, such Party's gross negligence or wilful misconduct.

5.5	Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 5.1, 5.2, 5.4, 5.4 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts.  The Guarantor hereby acknowledges receipt of copies of the Credit Documents and all guarantees and other documents referred to in the Credit Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 6
MISCELLANEOUS

6.1	Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Administrative Agent, the Lenders and any Hedge Provider (including, without limitation, the fees and expenses of counsel for the Administrative Agent, the Lenders and any Hedge Provider) incurred in connection with any enforcement of this Agreement.

6.2	No Prejudice

None of the Administrative Agent, the Lenders or any Hedge Provider shall be prejudiced in their rights and remedies hereunder by any act or failure to act of the Guarantor, the Borrower, the Fund or any other Restricted Subsidiary, or any failure by the Guarantor, the Borrower, the Fund or any other Restricted Subsidiary to comply with any agreement or obligation, regardless of any knowledge thereof which the Administrative Agent and/or a Lender and/or a Hedge Provider may have or be deemed to have or with which the Administrative Agent and/or a Lender and/or a Hedge Provider may be charged.

6.3	No Set-off by Guarantor

All amounts payable by the Guarantor under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

6.4	No Challenge

None of the Guarantor, the Borrower, the Fund or any other Restricted Subsidiary shall at any time challenge, dispute or contest the validity or enforceability of the guarantee, subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the guarantee, subordination and postponement contemplated hereby.

6.5	Guarantor Shall Grant No Security Interest

The Guarantor will not sell, transfer, assign, negotiate, mortgage, charge, grant a Security Interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinated Documents or the Subordinated Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Guarantor set out in Article 3 of this Agreement.

6.6	No Waiver

No delay on the part of the Administrative Agent, any Lender or any Hedge Provider in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Administrative Agent, the Lenders or any Hedge Provider of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy.  No action of the Administrative Agent, any Lender or any Hedge Provider permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

6.7	Additional Security

This Agreement shall be in addition to, and shall not be in any way prejudiced by nor shall this Agreement prejudice:

(a)	any Security Interest or guarantee now or hereafter held by the Administrative Agent, any Lender or any Hedge Provider, and

(b)	the endorsement by the Guarantor of any notes or other documents,

and rights of the Administrative Agent, the Lenders and each Hedge Provider under this Agreement shall not be merged in any such other Security Interest, guarantee or endorsement.

6.8	Assignment

The Guarantor shall not assign any of its obligations with respect to this Agreement without the prior written consent of the Lenders and the Hedge Providers except to the extent permitted under the Credit Agreement.

6.9	Communication

Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below.  Notice of change of address shall also be governed by this Section.  Demands, notices and other communications shall be addressed as follows:

Administrative Agent:
Canadian Imperial Bank of Commerce
CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario
M5J 2S8

Attention:  Associate/Analyst
Fax:           (416) 956-3830
Guarantor: • Attention: • Fax: •
In the case of each Hedge Provider, demands, notices and other communications shall be addressed to such addresses as each Hedge Provider may from time to time provide to the Guarantor and the Agent.

6.10	Successors and Assigns

This Agreement shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Administrative Agent, the Lenders and each Hedge Provider and their respective successors and assigns.

6.11	Foreign Currency

With respect to any portion of the Guaranteed Obligations which is payable in a currency other than Canadian dollars (the "Foreign Currency Obligation"), the following provisions shall apply:

(a)
Payment hereunder with respect to the Foreign Currency Obligation shall be made in immediately available funds in lawful money of the jurisdiction in the currency of which the Foreign Currency Obligation is payable (the "Foreign Currency") in such form as shall be customary at the time of payment for settlement of international payments in Calgary, Alberta without set-off, counterclaim or deduction and free and clear of and without deduction for any and all present and future taxes, levies, imposts, deductions, charges and withholdings with respect thereto.

(b)
The Guarantor agrees to indemnify and hold the Administrative Agent, the Lenders and each Hedge Provider harmless from any loss incurred by any of them arising from any change in the value of the Canadian dollar in relation to the Foreign Currency between the date the Foreign Currency Obligation becomes due and the date of payment thereof.

(c)
If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in the Foreign Currency into Canadian dollars, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent or Hedge Provider, as applicable, could purchase the Foreign Currency with Canadian dollars on the Banking Day preceding that on which final judgment is given.

(d)
The obligation of the Guarantor in respect of any Foreign Currency Obligation due by it to the Administrative Agent, the Lenders and each Hedge Provider hereunder shall, notwithstanding any judgment in Canadian dollars, be discharged only to the extent that on the Banking Day following receipt by the Administrative Agent or the Hedge Provider, as applicable, of any sum adjudged to be so due in Canadian dollars the Administrative Agent or the Hedge Provider, as applicable, may in a commercially reasonable manner, in accordance with normal banking procedures for transactions in the approximate amount received by the Administrative Agent or the Hedge Provider, as applicable, purchase the Foreign Currency with the Canadian dollars; if the amount of the Foreign Currency so purchased is less than the sum originally due to the Administrative Agent, the Lenders  and each Hedge Provider in the Foreign Currency the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent, the Lenders and each Hedge Provider against such loss and if the Foreign Currency purchased exceeds the sum originally due to the Administrative Agent, the Lenders and each Hedge Provider in the Foreign Currency the Administrative Agent or the Hedge Provider, as applicable, agrees to remit such excess to the Guarantor as the Guarantor may be entitled thereto.

6.12	Copy Received

The Guarantor acknowledges receipt of a copy of this Agreement.

6.13	Time of the Essence

Time shall be of the essence.

6.14	Taxes

If any payment made by the Guarantor to the Administrative Agent, any Lender or any Hedge Provider becomes subject to any withholding or deduction with respect to Taxes, the Guarantor shall also duly and punctually pay to the Administrative Agent or such Lender or such Hedge Provider such additional amount as may be necessary to ensure that the Administrative Agent, such Lender or such Hedge Provider receives an amount, after taking into account all applicable Taxes, equal to the amount which would have been received by the Administrative Agent, such Lender or such Hedge Provider had such payment not been made subject to any withholding or deduction.  In any such circumstance, the Guarantor shall also promptly remit to the Administrative Agent or the Hedge Provider, as applicable, the relevant official receipts or other evidence satisfactory to the Administrative Agent or the Hedge Provider, as applicable, evidencing payment to the appropriate taxing authority of each such Tax by the Guarantor on behalf of the Administrative Agent, such Lender or such Hedge Provider.  Provided however, the Guarantor shall not be obligated to pay to a Lender the equivalent amount of Tax that the Guarantor was required to withhold or deduct from payments under this Agreement to such Lender or such Hedge Provider, if such withholding or deduction arises solely as a result of:

(a)	an assignment of the Guaranteed Obligations by such Lender or such Hedge Provider to a Person that is not a resident of Canada for the purposes of Part XIII of the Income Tax Act, or

(b)
such Lender or such Hedge Provider is an authorized foreign bank within the meaning of Subsection 212(13.3) of the Income Tax Act and does not credit or allocate the amount paid to it in respect of the Guaranteed Obligations to its Canadian banking business within the meaning of Subsection 212(13.3) of the Income Tax Act.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Guarantor and the Borrower have executed this Agreement as of the day and year first above written.

                                     [GUARANTOR]

Per:	______________________________________________
Name:	•
Title:	•

Per:	______________________________________________
Name:	•
Title:	•

                                     ENERMARK INC.

Per:	______________________________________________
Name:	•
Title:	•

Per:	______________________________________________
Name:	•
Title:	•

SCHEDULE "L" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

SUBORDINATION AGREEMENT

This Subordination Agreement is entered into as of the • day of •, 200•.

AMONG:

CANADIAN IMPERIAL BANK OF COMMERCE, as administrative agent for and on behalf of itself and the other Lenders under and as defined in the Credit Agreement (the “Administrative Agent”)

- and -

•, (the “Subordinator”)

- and -

ENERMARK INC. (the “Borrower”)

- and -

ENERPLUS RESOURCES FUND (“the Fund”)

WHEREAS:

A.           The Lenders have agreed to provide the Credit to the Borrower pursuant to the Credit Agreement.

B.           The Lenders require the Subordinator to expressly subordinate the Subordinator Obligations to the Lender Obligations.

C.           The Administrative Agent, the Subordinator, the Borrower and the Fund wish to set forth their agreements with respect to the subordination of the Subordinator Obligations to the Lender Obligations and certain other matters arising from the Lender Documents and the Subordinator Documents.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Administrative Agent, the Subordinator, the Borrower and the Fund hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1
Capitalized terms used in this Agreement but not otherwise defined, shall have the same meanings herein, as are ascribed thereto in the Credit Agreement.  In addition, the following expressions used in this Agreement shall have the following meanings:

“Agreement” means this Subordination Agreement, as the same may be amended, modified, varied, restated or replaced from time to time.

“Credit Agreement” means the Credit Agreement dated November 18, 2004 among the Borrower, as borrower, the Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia, The Toronto-Dominion Bank, Bank of Montreal, Citibank, N.A., Canadian Branch, National Bank of Canada, Alberta Treasury Branches, HSBC Bank Canada and the other banks and financial institutions from time to time parties thereto, as lenders, the Administrative Agent, as administrative agent and others, as the same may be amended, modified, varied, restated or replaced from time to time.

“Lender Documents” means the Credit Agreement, the other Credit Documents and the Permitted Hedges.

“Lender Obligations” means all present and future indebtedness, liabilities and obligations of the Borrower, the Fund and the Restricted Subsidiaries (and each of them) to the Administrative Agent and the Lenders, direct or indirect, joint or several, matured or unmatured, absolute or contingent, under or in respect of the Lender Documents.

“Subordinator Documents” means present and future promissory notes, unit notes, note indentures, royalty unit certificates, royalty certificates, royalty indentures, commitment letters, credit agreements, guarantees, certificates, instruments, notes, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinator Obligations.

“Subordinator Obligations” means the present and future indebtedness, liabilities and obligations of the Borrower, the Fund and the Restricted Subsidiaries (or any of them) to the Subordinator, direct or indirect, absolute or contingent, joint or several, matured or unmatured.

“Subordinator Proceeds” means all present and future payments and Property received by the Subordinator from the Borrower, the Fund and the Restricted Subsidiaries (or any of them) in satisfaction of the Subordinator Obligations, including without limitation, all deposits and investments made with such payments and Property, including all other proceeds thereof of whatsoever nature or kind.

ARTICLE 2
ACKNOWLEDGEMENT OF LENDERS’ PRIORITY

2.1
The Subordinator agrees that the Subordinator Obligations shall be fully subordinated and postponed as contemplated in this Agreement, to and in favour of the Lender Obligations in all circumstances.  The Administrative Agent and the Lenders shall have priority over the Subordinator in respect of all of the Property of every nature and kind now existing or hereafter acquired of the Borrower, the Fund and the Restricted Subsidiaries to discharge and satisfy the Lender Obligations, all in priority to any claim of the Subordinator.

2.2
The subordination of the Subordinator Obligations to the Lender Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances.  Without limiting the generality of the foregoing, the rights and priority of the Administrative Agent and the Lenders and the subordination of the Subordinator Obligations shall not be affected by:

(a)
the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Lender Documents or the Subordinator Documents;

(b)	the date or the order of the creation of the Lender Obligations or the Subordinator Obligations;

(c)	the time or order of any advance, giving of notice or the making of any demand under the Lender Documents, the Lender Obligations, the Subordinator Documents or the Subordinator Obligations;

(d)	the taking of any collection, enforcement or realization proceedings by the Administrative Agent, the Lenders or the Subordinator;

(e)
any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting the Borrower, the Fund and/or the Restricted Subsidiaries or their Property, any judgment or order against the Borrower, the Fund and/or a Restricted Subsidiaries or the date of any of the foregoing;

(f)	the giving or failure to give any notice, or the order of giving notice, to the Borrower, the Fund and/or any Restricted Subsidiaries;

(g)	the failure to exercise any power or remedy reserved to the Administrative Agent and/or the Lenders under the Lender Documents or to insist upon strict compliance with any of the terms thereof;

(h)
the failure by the Borrower, the Fund and/or any Restricted Subsidiaries to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinator Document, or any other agreement or document, regardless of any knowledge thereof which the Administrative Agent and/or the Lenders may have or be deemed to have or with which the Administrative Agent and/or the Lenders may be charged; and

(i)	any other reason including, without limitation, any priority granted to the Subordinator, the Subordinator Documents or the Subordinator Obligations by any applicable principle of law or equity.

2.3
If the Administrative Agent has provided the Borrower or the Fund with notice of the occurrence and continuance of a Default or Event of Default, it agrees that it will not and it will cause each Restricted Subsidiary to not make any further payments to the Subordinator in respect of any of the Subordinator Obligations until the earlier of: (i) such Default or Event of Default has been fully remedied, or (ii) until all of the Lender Obligations have been fully and finally paid, satisfied, performed and discharged.

2.4
Without limiting the generality of the foregoing and in addition to any other rights and remedies available to the Administrative Agent and the Lenders under this Agreement, the Administrative Agent may give a written notice (a “Default Notice”) to the Subordinator that a Default or Event of Default has occurred and is continuing and notwithstanding the provisions of any of the Subordinator Documents, the Subordinator shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, hold in trust for the Administrative Agent and the Lenders, all Subordinator Proceeds which it then holds or it receives or holds at any time thereafter.

2.5
In the event of any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition, or any other process or proceeding having similar effect involving or affecting the Borrower, the Fund and/or a Restricted Subsidiary or their Property, or any marshalling of the assets and liabilities of the Borrower, the Fund and/or a Restricted Subsidiary:

(a)
the Administrative Agent and the Lenders will be entitled to receive payment in full of the Lender Obligations before the Subordinator will be entitled to receive any payment upon the Subordinator Obligations or any distribution of any kind or character, whether in cash, securities or other Property, that may be payable or deliverable in any such event in respect of the Subordinator Obligations;

(b)
any payment or distribution of any Property of the Borrower, the Fund and/or a Restricted Subsidiary of any kind or character, whether in cash, securities or other Property, to which the Subordinator would be entitled, except for the provisions of this Section 2.5, shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Administrative Agent, to the extent necessary to pay in full all Lender Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Administrative Agent and the Lenders; and

(c)
if any payment or distribution of property of the Borrower, the Fund and/or a Restricted Subsidiary of any kind or character, whether in cash, securities or other property, is received by the Subordinator before all Lender Obligations are paid in full, such payment or distribution shall be held in trust by the Subordinator for the benefit of and shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, be paid over to the Administrative Agent for application to the payment of all Lender Obligations remaining unpaid until all Lender Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Administrative Agent and the Lenders.

ARTICLE 3
RIGHTS TO DEAL WITH BORROWER, THE FUND AND
THE RESTRICTED SUBSIDIARIES

3.1
The Administrative Agent and the Lenders shall be entitled to deal with the Borrower, the Fund, the Restricted Subsidiaries, the Lender Documents and the Lender Obligations as the Administrative Agent and the Lenders may see fit without in any manner affecting the subordination of the Subordinator Obligations to the Lender Obligations, and in particular, without limiting the generality of the foregoing, the Administrative Agent and the Lenders may from time to time:

(a)	grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Borrower, the Fund and/or the Restricted Subsidiaries;

(b)	waive timely and strict compliance with or refrain from exercising any rights under the Lender Documents or the Lender Obligations; and

(c)
take and give up security interests in the Property of the Borrower, the Fund and/or the Restricted Subsidiaries and release, amend, extend, supplement, restate, substitute or replace any of the Lender Documents or the Lender Obligations in whole or in part.

3.2	The Borrower and the Fund hereby acknowledge and agree to the subordination and postponement of the Subordinator Obligations to and in favour of the Lender Obligations hereunder.

ARTICLE 4
NOTICE BY THE SUBORDINATOR

4.1
The Subordinator shall not enforce any right or remedy against the Borrower, the Fund and/or any Restricted Subsidiary by reason of a default by the Borrower, the Fund and/or any Restricted Subsidiary under the Subordinator Documents unless the Subordinator provides 180 days prior written notice to the Administrative Agent of any such default and the intention of the Subordinator to exercise its rights and remedies in respect of such default, together with reasonable particulars thereof.

4.2
None of the Subordinator, the Borrower, the Fund or any Restricted Subsidiary shall at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the subordination and postponement contemplated hereby.

4.3
None of the Administrative Agent or the Lenders shall be prejudiced in their rights and remedies hereunder by any act or failure to act of the Subordinator, the Borrower, the Fund or any Restricted Subsidiary, or any failure by the Subordinator, the Borrower, the Fund or any Restricted Subsidiary to comply with any agreement or obligation, regardless of any knowledge thereof which the Administrative Agent and/or a Lender may have or be deemed to have or with which the Administrative Agent and/or a Lender may be charged.

4.4
The Subordinator will not sell, transfer, assign, negotiate, mortgage, charge, grant a security interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinator Documents or the Subordinator Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Subordinator under this Agreement.

ARTICLE 5
MISCELLANEOUS

5.1
Any notice required or permitted to be made under this Agreement may be served personally at or sent by facsimile transmission or ordinary mail to the applicable addresses and telecopy numbers set out below.  Any notice given shall be deemed to have been received on actual receipt.

(a)	If to the Administrative Agent:

CIBC World Markets
Syndication Agency
161 Bay Street
8th Floor, BCE Place
Toronto, Ontario  M5J 2S8

Attention:                 Associate /Analyst
Fax No.:                      (416) 956-3830

(b)	If to the Subordinator:

•

Attention:                  •
Fax No.:                      •

(c)	If to the Borrower:

EnerMark Inc.
The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention:                  Controller, Finance
Fax No.:                      (403) 298-1773

(d)	If to the Fund:

Enerplus Resources Fund
The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

Attention:                  Controller, Finance
Fax No.:                      (403) 298-1773

5.2
Each of the Subordinator, the Borrower and the Fund shall, at the reasonable request of the Administrative Agent, and at the expense of the Borrower, execute such additional documents and instruments, and do such further acts or things as may be reasonably necessary to give full force and effect to the intent of this Agreement.

5.3
This Agreement shall enure to the benefit of and be binding upon the Administrative Agent, the Lenders, the Subordinator, the Borrower and the Fund and their respective successors and assigns.  However, no consent or agreement of the Borrower or the Fund shall be necessary to any amendment to the terms hereof by the Subordinator and the Administrative Agent.

5.4	The Borrower and the Fund hereby acknowledge and agree that this Agreement has been entered into for the sole benefit of the Administrative Agent, the Lenders and the Subordinator.

5.5
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

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5.6	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

CANADIAN IMPERIAL BANK OF COMMERCE, as administrative agent for itself and the other Lenders Per: _________________________________ Name: Title Per: _________________________________ Name: Title	[Subordinator] Per: _________________________________ Name: Title Per: _________________________________ Name: Title

ENERMARK INC. Per: _________________________________ Name: Title Per: _________________________________ Name: Title	ENERPLUS RESOURCES FUND, by ENERMARK INC. Per: _________________________________ Name: Title Per: _________________________________ Name: Title

SCHEDULE "M" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

EXISTING BA's and EXISTING HEDGING AGREEMENTS

Existing BA's:

EnerMark Inc.	Effective Date:		18-Nov-04
	BA No. I	BA No. 2	Total BA Outstanding
Maturity Date of Existing BAs:	25-Nov-04	25-Nov-04	25-Nov-04

CIBC	$35,500,000.00	$5,700,000.00	$41,200,000.00
Royal Bank of Canada	$35,400,000.00	$5,700,000.00	$41,100,000.00
The Bank of Nova Scotia	$33,300,000.00	$5,400,000.00	$38,700,000.00
Toronto-Dominion Bank	$33,300,000.00	$5,400,000.00	$38,700,000.00
Bank of Montreal	$33,300,000.00	$5,400,000.00	$38,700,000.00
National Bank of Canada	$29,100,000.00	$4,700,000.00	$33,800,000.00
Citibank NA, Canadian Branch	$29,100,000.00	$4,700,000.00	$33,800,000.00
HSBC Bank Canada	$0.00	$0.00	$0.00
Alberta Treasury Branches	$0.00	$0.00	$0.00
Total BA’S Outstanding by Maturity Date	$229,000,000.00	$37,000,000.00	$266,000,000.00

EnerMark Inc.	Pro-rata Allocation of Outstanding BAs:
	(As at the Effective Date: November 18, 2004)
	BA No. 1	BA No.2	Total BA Outstanding
BA Maturity Date:	25-Nov-04	25-Nov-04	25-Nov-04

CIBC	$23,100,000.00	$3,600,000.00	$26,700,000.00
Royal Bank of Canada	$32,900,000.00	$5,300,000.00	$38,200,000.00
The Bank of Nova Scotia	$30,000,000.00	$4,900,000.00	$34,900,000.00
Toronto-Dominion Bank	$27,200,000.00	$4,400,000.00	$31,600,000.00
Bank of Montreal	$30,000,000.00	$4,900,000.00	$34,900,000.00
National Bank of Canada	$30,000,000.00	$4,900,000.00	$34,900,000.00
Citibank N.A., Canadian Branch	$27,200,000.00	$4,400,000.00	$31,600,000.00
HSBC Bank Canada	$14,300,000.00	$2,300,000.00	$16,600,000.00
Aiberta Treasury Branches	$14,300,000.00	$2,300,000.00	$16,600,000.00
Total	$229,000,000.00	$37,000,000.00	$266,000,000.00

EnerMark Inc.	BA No.1	BA No. 2	Net Change of BA Outstandlng
	25-Nov-04	25-Nov-04	25-Nov-04
CIBC	($12,400,000.00)	($2,100,000.00)	($14,500,000.00)
Royal Bank of Canada	($2,500,000.00)	($400,000.00)	($2,900,000.00)
The Bank of Nova Scotia	($3,300,000.00)	($500,000.00)	($3,800,000.00)
Toronto-Dominion Bank	($6,100,000.00)	($1,000,000.00)	($7,100,000.00)
Bank of Montreal	($3,300,000.00)	($500,000.00)	($3,800,000.00)
National Bank of Canada	$900,000.00	$200,000.00	$1,100,000.00)
Citibank N.A., Canadian Branch	($1,900,000.00)	($300,000.00)	($2,200,000.00)
HSBC Bank Canada	$14,300,000.00	$2,300,000.00	$16,600,000.00
Alberta Treasury Branches	$14,300,000.00	$2,300,000.00	$16,600,000.00

Total	$0.00	$0.00	$0.00

M-1

EnerMark Inc.
	BA No. 1	BA No. 2	Total	Net (Pay)/Receive
Stamping Fee Rate Effective Nov. 18, 2004	0.6500%	0.6500%	0.6500%	Less 20% Capital Allocation
BA Maturity Date	25-Nov-04	25-Nov-04	25-Nov-04	18-Nov-04
Term to Maturity from Nov. 18, 2004	7	7	7

CIBC	($1,545.75)	($261.77)	($1,807.52)	($1,446.02)
Royal Bank of Canada	($311.64)	($49.86)	($361.50)	($289.21)
The Bank of Nova Scotia	($411.37)	($62.33)	($473.70)	($378.96)
Toronto-Dominion Bank	($760.41)	($124.66)	($885.07)	($708.06)
Bank of Montreal	($411.37)	($62.33)	($473.70)	($378.96)
National Bank of Canada	$112.19	$24.93	$137.12	$109.70
Citibank N.A., Canadian Branch	($236.85)	($37.40)	($274.25)	($219.40)
HSBC Bank Canada	$1,782.60	$286.71	$2,069.31	$1,655.46
Alberta Treasury Branches	$1,782.60	$286.71	$2,069.31	$1,655.46

Balance	($0.00)	($0.00)	$0.00	$0.00

Existing Hedging Agreements:

Existing Hedging Agreements are as disclosed in the press release of Enerplus Resources Fund dated November 5, 2004 entitled "Enerplus Resources Fund Announces Third Quarter Results in Line with Expectations" which is available on the website of the System for Electronic Document Analysis and Retrieval <http://www.sedar.com>.

M-2

FIRST AMENDING AGREEMENT

This First Amending Agreement made as of October 14, 2005

BETWEEN:

Enermark Inc. as Borrower (the "**Borrower**")

- and -

Enerplus Resources Fund as Guarantor and Covenantor (the "**Fund**")

- and -

The Financial Institutions Signatories Hereto as Lenders (the "**Lenders**")

- and -

WHEREAS the Borrower, the Fund, the Lenders and the Agent are parties to a Credit Agreement dated as of November 18, 2004 (the "**Credit Agreement**") and wish to amend the Credit Agreement;

2. The Credit Agreement is amended by:

   (a) deleting the pricing grid in the definition of Applicable Margin and replacing the same with the following:

Consolidated Senior Debt to EBITDA Ratio	**≤ 1.0:1.0**	**> 1.0:1.0 ≤ 1.5:1.0**	**> 1.5:1.0 ≤ 2.0:1.0**	**>2.0:1.0 ≤2.5:1.0**	**> 2.5:1.0 ≤ 3.0:1.0**	**>3.0:1.0**
Prime Rate Margin	0.0	0.0	0.0	0.0	0.0	15
U.S. Base Rate Margin	0.0	0.0	0.0	0.0	0.0	15
LIBOR Margin	60	65	70	75	85	115
BA Rate	60	65	70	75	85	115
Letter of Credit Rate	60	65	70	75	85	115
Standby Fee Rate	12.5	13.5	15	17.5	20	25

- 3 -

ENERMARK INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ENERPLUS RESOURCES FUND, by ENERMARK INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent

Per: ______________________
Name: Warren Lobo
Title: Director

Per: ______________________
Name: Marc St-Onge
Title: Executive Director

- 4 -

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF CANADA

Per: ______________________________
Name: David A. Foltz
Title: Authorized Signatory

Per: ______________________________
Name:
Title:

BANK OF MONTREAL

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

- 4 -

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF MONTREAL

Per: ______________________
Name: R.P. Heinrichs
Title: Vice-President

Per: ______________________
Name:
Title:

- 5 -

NATIONAL BANK OF CANADA

Per: ________________________
Name: Anne Collins
Title: Manager, Corporate Banking

Per: ________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

CITIBANK, N.A., Canadian Branch

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

- 5 -

NATIONAL BANK OF CANADA

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: [signature]
Name: Brian Williamson
Title: Director

Per: [signature]
Name: Michael Linder
Title: Associate

CITIBANK, N.A., Canadian Branch

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

- 5 -

NATIONAL BANK OF CANADA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CITIBANK, N.A., Canadian Branch

Per: [signature]
Name:
Title: JAMES K.G. CAMPBELL

Per: ____________________________
Name:
Title:

- 6 -

THE TORONTO-DOMINION BANK

Per: [signature]
Name: Loretta Palandri
Title: Vice President & Director
Corporate Credit

Per: [signature]
Name: Cathy McGee
Title: Associate

ALBERTA TREASURY BRANCHES

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

- 6 -

THE TORONTO-DOMINION BANK

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name: Eugene Czuczman
Title: Relationship Manager

Per: ______________________________
Name: Victor Martinez
Title: Account Manager

HSBC BANK CANADA

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

- 6 -

THE TORONTO-DOMINION BANK

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

HSBC BANK CANADA

Per: ____________________________
Name: Greg Gannett
Title: Associate Director, Corporate & Institutional Banking

Per: ____________________________
Name: Sarah Yee
Title: Analyst, Corporate & Institutional Banking

- 8 -

Per: __________________________
Name: Robert J. Waters
Title: [illegible] President and Chief Financial Officer

Per: __________________________
Name:
Title:

Per: __________________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

MARLCO, INC.

Per: __________________________
Name: GORDON J. KERR
Title: PRESIDENT & CEO

Per: __________________________
Name: CHRISTINA MEEUWSEN
Title: CORPORATE SECRETARY

- 9 -

OILTEX, INC.

Per:
Name:
Title: GORDON J. KERR
PRESIDENT & CEO

Per:
Name:
Title: CHRISTINA MEEUWSEN
A – CORPORATE SECRETARY

DUGITE RESOURCES INC.

Per:
Name:
Title: GORDON J. KERR
PRESIDENT & CEO

Per:
Name:
Title: CHRISTINA MEEUWSEN
A CORPORATE SECRETARY

1030467 ALBERTA LTD.

Per:
Name: David A. McCoy
Title: VP General Counsel &
Corporate Secretary

- 10 -

ENERPLUS ENERGY LTD.

Per:
Name: David A. McCoy
Title: VP General Counsel & Corporate Secretary

ENERPLUS HOLDINGS II LTD.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

ENERPLUS ECT RESOURCES LTD.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

- 11 -

ENERPLUS GLOBAL ENERGY MANAGEMENT COMPANY

Per: ______________________

Name: Robert J. Waters

Title: Senior Vice President and Chief Financial Officer

Per: ______________________

Name: RODNEY D. GRAY

Title: VICE PRESIDENT, FINANCE

ENERMARK MANAGEMENT INC.

Per: ______________________

Name: Robert J. Waters

Title: Senior Vice President and Chief Financial Officer

Per: ______________________

Name: CHRISTINA MEEUWSEN

Title: CORPORATE SECRETARY

enerPLUS
RESOURCES FUND
(Alberta Trust)
100%
EnerMark Management Inc. (ABCA)
100%
Enerplus Global Energy Management Company (NSULC)
95% Royalty
100% Common
EnerMark Inc. (ABCA)
99% Royalty
99.9% (100% LP Units)
99% Royalty
100%
Enerplus Resources Corporation (ABCA)
100%
Enerplus Oil & Gas Ltd. (ABCA)
100%
1030467 Alberta Ltd. (ABCA)
100%
Enerplus Energy Ltd. (ABCA)
Enerplus Holdings II (ABCA)
0.1% GP
Enerplus Limited Partnership II (Alberta)
Enerplus ECT Resources Ltd. (ABCA)
Trustee
Enerplus Commercial Trust (Alberta Trust)
100%
Marico Inc. (Colorado)
100%
Oiltex Inc. (Texas)
100%
Dugite Resources Inc. (Texas)
100%
3104613 Nova Scotia Limited
100%
Enerplus Resources U.S. Inc. (Delaware)
100%
Enerplus Resources (USA) Corporation (formerly Lyco Energy Corporation)
100%
1209783 Alberta ULC (ABCA)

THIRD AMENDING AGREEMENT

This Third Amending Agreement made as of October 25, 2007 (the "Effective Date")

BETWEEN:

Enermark Inc. as Borrower (the "Borrower")

- and -

Enerplus Resources Fund as Guarantor and Covenantor (the "Fund")

- and -

The Financial Institutions Signatories Hereto as Lenders (the "Lenders")

- and -

Canadian Imperial Bank of Commerce as Administrative Agent (the "Administrative Agent")

WHEREAS the Borrower, the Fund, the Lenders (other than the New Lender (as hereinafter defined)) and the Administrative Agent are parties to a Credit Agreement dated as of November 18, 2004 as amended by a First Amending Agreement dated October 14, 2005, a Waiver dated February 3, 2006 and a Second Amending Agreement dated October 20, 2006 (as amended, the "Credit Agreement") and, together with the New Lender, wish to further amend the Credit Agreement (the Credit Agreement as amended hereby being the "Amended Credit Agreement");

NOW THEREFORE in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

1.	Capitalized terms used herein and which are not otherwise defined herein shall have the same meaning as is given to them in the Credit Agreement.

2.	(a)
Effective as of the Effective Date, the Syndicated Facility Limit is increased to Cdn. $925,000,000, the Swingline Limit is increased to Cdn. $75,000,000 and Union Bank of California, Canada Branch (the "New Lender") is hereby made a Lender under the Syndicated Facility with a Syndicated Facility Commitment as set out in Exhibit 1 hereto.  The New Lender agrees to be bound by the provisions of the Amended Credit Agreement applicable to a Lender under the Syndicated Facility and to perform its obligations as a Lender thereunder.  The Syndicated Facility Commitment of each Lender and the Swingline Commitment of the Swingline Lender from and after the Effective Date is as set out in Exhibit 1 hereto which replaces Schedule B to the Credit Agreement.  Each Lender under the Syndicated Facility and the Swingline Lender agrees that its Commitment, from and after the Effective Date, is as set out in Exhibit 1 hereto.

(b)	The address for service of notices for the New Lender is as follows:

Union Bank of California, Canada Branch
440 - 2nd Avenue SW, Suite 730
Calgary, Alberta T2P 5E9

Attention: Vice President
Facsimile: (403) 264-2770

(c)
In order to give effect to the increase in the Syndicated Facility Limit and the Syndicated Facility Commitments as provided for herein, the Outstanding Principal of the Syndicated Facility shall be adjusted (by the Administrative Agent in accordance with its normal practices) as follows:

(i)
on the Effective Date, all Outstanding Principal shall be adjusted to ensure each Lender is owed its amended Proportionate Share of all Outstanding Principal; and after the Effective Date, all Advances shall be made on the basis of the amended Proportionate Share of each Lender; provided that no such adjustment in the Outstanding Principal shall be made to any Lender's share of any Bankers' Acceptance outstanding on the Effective Date (the "Existing BAs");

(ii)
for certainty, if and to the extent the Existing BAs are subject to a Rollover or Conversion on or after the Effective Date, all Lenders shall fund their amended Proportionate Share of such Rollover or Conversion;

(iii)
while the Existing BAs are outstanding, no Lender shall participate in any other Advance under the Syndicated Facility to the extent that such participation would result in such Lender exceeding its Syndicated Facility Commitment or being owed more than its amended Proportionate Share of all outstanding  Advances under the Syndicated Facility; and

(iv)
for so long as the Lenders' respective shares of outstanding Advances under the Syndicated Facility do not match their respective Proportionate Shares as a result of the foregoing provisions, the applicable provisions of the Amended Credit Agreement, relating to determination and payment of amounts owing to the Lenders in accordance with the Proportionate Share of each Lender shall be adjusted accordingly.

The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Administrative Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Advances) to give effect to the increase in the Syndicated Facility Limit and to ensure that the aggregate Outstanding Principal owing to each Lender under the Syndicated Facility is outstanding in proportion to each Lender's Proportionate Share of all such Outstanding Principal after giving effect to such increase and the Rollover or Conversion of the Existing BAs.

(d)	All outstanding letters of credit issued by CIBC and described on Exhibit 3 hereto shall, on the Effective Date, be continued as and constitute Letters of Credit under the Swingline Facility.

3.	The Credit Agreement is amended as follows:

(a)	by deleting the second paragraph after the pricing matrix in the definition of Applicable Margin and replacing it with the following:

With respect to Letters of Credit which are not Direct Credit Substitutes (as determined by the Swingline Lender or the applicable LC Fronting Lender, acting reasonably), the Applicable Margin shall be 66 ⅔% of the rates applicable to Letters of Credit as indicated above; provided that if any such Letter of Credit is determined by the Office of the Superintendent of Financial Institutions Canada to be a Direct Credit Substitute after the issuance thereof, the Applicable Margin shall be adjusted to 100% of the rates applicable to Letters of Credit as indicated above with retroactive effect to the date of issuance of the applicable Letter of Credit and the incremental Letter of Credit Fee payable for the period from the date of issuance to the date of such determination shall be payable on the first Business Day of the next Fiscal Quarter.  Any Letters of Credit issued by the Swingline Lender are subject to the Swingline Lender's minimum charges, as amended from time to time.

(b)	by deleting paragraph (b) at the end of the definition of Applicable Margin and replacing it with the following:

(b)
with respect to outstanding LIBOR Advances, BA Advances, BA Equivalent Advances and Letter of Credit Advances made prior to the Effective Date, by the Administrative Agent calculating the Bankers' Acceptance Fee payable in respect of each outstanding BA Advance and BA Equivalent Advance, the interest payable in respect of any outstanding LIBOR Advance and the Letter of Credit Fee payable in respect of any outstanding Letter of Credit Advance, on the basis of the Applicable Margins effective prior to such Effective Date and the Applicable Margins effective from and after such Effective Date;

(c)	by inserting "Letter of Credit Advances" before "BA Advances" on the fourth line of the definition of Available Credits;

(d)	by deleting "and Toronto, Ontario" in paragraph (c) of the definition of Banking Day and replacing it with ", Toronto, Ontario and New York, New York";

(e)	by inserting "or Swingline Lender" after "LC Fronting Lender" in paragraph (c) of the definition of Face Amount;

(f)	by deleting the definition of Lenders' Counsel and replacing it with the following:

"Lenders' Counsel" means Burnet, Duckworth & Palmer LLP or such other firm of legal counsel as the Administrative Agent may from time to time designate.

(g)	by inserting "the Swingline Lender or" before "the applicable LC Fronting Lender" in the definition of Letter of Credit;

(h)	by inserting "or the Swingline Lender" after "LC Fronting Lender" in the definition of Letter of Credit Advance;

(i)	by inserting "by an LC Fronting Lender" after "issued" in the first line of the definition of Letter of Credit Fronting Fee;

(j)	by deleting the definition of Letter of Credit Limit and replacing it with the following:

"Letter of Credit Limit" means the maximum aggregate Face Amount of the issued and outstanding Letters of Credit issued by the LC Fronting Lenders or the Swingline Lender, as applicable, on behalf of the Borrower under this Agreement.  As of October 25, 2007, the Letter of Credit Limit under the Syndicated Facility is Cdn. $50,000,000 or the U.S. Dollar equivalent thereof and under the Swingline Facility is Cdn. $5,000,000 or the U.S. Dollar equivalent thereof.

(k)	by deleting the definition of Swingline Advance and replacing it with the following:

"Swingline Advance" means a borrowing by the Borrower by way of a Prime Rate Advance, a U.S. Base Rate Advance, a Letter of Credit Advance or (subject to availability) a BA Advance with a term to maturity of less than 30 days and, subject to the provisions hereof, including deemed Advances, Conversions and Rollovers of existing Swingline Advances, and any reference relating to the amount of Swingline Advances means the sum of the principal amount of all Prime Rate Advances and U.S. Base Rate Advances outstanding under the Swingline Facility, plus the Face Amount of all Bankers' Acceptances and Letters of Credit outstanding under the Swingline Facility.

(l)
by adding "or increased" after "reduced" in the definition of Syndicated Facility Limit and by deleting "Cdn. $800,000,000" from the definition of Syndicated Facility Limit and replacing it with "Cdn. $925,000,000";

(m)	by adding "or increased" after "reduced" in the definition of Total Commitment and by deleting "Cdn. $850,000,000" from the definition of Total Commitment and replacing it with "Cdn. $1,000,000,000";

(n)	by adding the following as Section 2.7:

Increase of Total Commitment

The Borrower may at any time and from time to time add additional financial institutions hereunder as Lenders or, with the consent of the applicable Lender, increase the Total Commitment of such Lender and thereby increase the Syndicated Facility Limit and/or Swingline Commitment and the Total Commitment provided that at the time of any such addition:

a)	no Default or Event of Default has occurred and is continuing;

b)	the Total Commitment does not exceed Cdn. $1,200,000,000;

c)
the Administrative Agent and each LC Fronting Lender has consented to such financial institution becoming a Lender, if it is not already a Lender, such consent not to be unreasonably withheld or delayed;

d)
concurrently with the addition of a financial institution as an additional Lender or the increase of a Lender's Commitment, such financial institution or Lender, as the case may be, shall purchase from each Lender such portion of the Outstanding Principal of each such Lender (or provide usual and customary indemnities, as applicable) as is necessary to ensure that all Outstanding Principal of all Lenders and including therein such additional financial institution, are in accordance with the Proportionate Share of all such Lenders (including the new financial institution) and such financial institution shall execute such documentation as is required by the Administrative Agent, acting reasonably, to novate such financial institution as a Lender hereunder;

e)
the Fund and each Restricted Subsidiary which has provided a Guarantee and Subordination Agreement shall have ratified and confirmed that its Guarantee and Subordination Agreement remains in full force and effect after giving effect to the increase in the Total Commitment; and

f)
the Borrower has provided to the Administrative Agent a certified copy of a directors' resolution (or similar authorization) of the Borrower, the Fund and each Restricted Subsidiary authorizing any such increase in the Total Commitment and the ratification and confirmation of its Subsidiary Guarantee and Subordination Agreement (which may be the original directors' resolution  or other similar authorization authorizing the Facility and each such Guarantee and Subordination Agreement) together with a legal opinion with respect  thereto in substantially the same form as the opinions delivered in connection with the closing of this Agreement.

(o)	by renumbering the current 4.3 as 4.3 (a) and inserting the following as 4.3 (b):

(b)
The Borrower shall pay the applicable Letter of Credit Fee with respect to each Letter of Credit issued under the Swingline Facility to the Swingline Lender, for the period from and including the date of issuance of the Letter of Credit to and including the stated expiry date thereof, calculated on the Face Amount of the Letter of Credit and payable by the Borrower in advance on the date of the issuance of any Letter of Credit under the Swingline Facility.  Such Letter of Credit Fee shall be payable in the currency in which the applicable Letter of Credit is denominated.  In addition, the Borrower shall pay to the Swingline Lender all usual and customary fees of the Swingline Lender with respect to the administration of such Letter of Credit including any amendments to such Letter of Credit according to the then current fee schedule of the Swingline Lender.

(p)	by deleting Section 6.2 and replacing it with "Intentionally Deleted".

(q)	by inserting "and Letter of Credit Advances" after "BA Advances" in Section 6.5(a);

(r)	by adding the following at the end of Section 6.5(c):

"and no later than three Banking Days prior to the date of any Letter of Credit Advance under the Swingline Facility"

(s)	by adding "and the Swingline Lender" after "(in its name but on behalf of the Lenders under the Facility)" in Section 6.20;

(t)	by deleting Sections 6.21 to 6.27 inclusive and replacing them with the following:

6.21           LC Procedures and Limitations

The following provisions shall apply to Letter of Credit Advances:

a)	the maximum Face Amount of Letters of Credit that may be issued under the Facility is subject to the Letter of Credit Limit;

b)
the Swingline Lender or the applicable LC Fronting Lender shall not have any obligation to issue a Letter of Credit until such ancillary documents, including applications, as it normally requires for similar transactions have been executed and delivered to it; and

c)
all payments made by the Swingline Lender or the applicable LC Fronting Lender to any Person pursuant to a Letter of Credit shall, unless the Borrower reimburses the Swingline Lender or the applicable LC Fronting Lender for each such payment on or before the date it is made, be deemed as and from the date of such payment to be a Prime Rate Advance for payments made by the Swingline Lender or the applicable LC Fronting Lender in Canadian Dollars and U.S. Base Rate Advances for payments made by the Swingline Lender or the applicable LC Fronting Lender in U.S. Dollars, with the proceeds of such Prime Rate Advance or U.S. Base Rate Advance, as the case may be, being applied against the Borrower's obligations to reimburse the Swingline Lender or the applicable LC Fronting Lender for payments made under the Letter of Credit.

6.22           Payment Under Letters of Credit

The Borrower unconditionally and irrevocably authorizes the Swingline Lender and the applicable LC Fronting Lender to pay the amount of any draft or demand made on the Swingline Lender or the applicable LC Fronting Lender under and in accordance with the terms of any Letter of Credit on demand without requiring proof of the Borrower's agreement that the amount so demanded was due and notwithstanding that the Borrower may dispute the validity of any such draft, demand or payment.

None of the Swingline Lender or any LC Fronting Lender or any Lender shall have any responsibility or liability for, or any duty to inquire into, the authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any certificate or other document presented to the Swingline Lender or the applicable LC Fronting Lender pursuant to any Letter of Credit, and the Borrower fully and unconditionally assumes all risks with respect to the same and, without limiting the generality of the foregoing, all risks of the acts or omissions of any beneficiary of any Letter of Credit with respect to the use by any beneficiary of any Letter of Credit.  None of the Swingline Lender or any LC Fronting Lender or any Lender shall be responsible for:

a)
the validity of certificates or other documents delivered under or in connection with any Letter of Credit that appear on their face to be in order, even if such certificates or other documents should in fact prove to be invalid, fraudulent or forged;

b)	errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telefax or otherwise, whether or not they are in code;

c)	errors in translation or for errors in the interpretation of technical terms or for errors in the calculation of amounts demanded under any Letter of Credit;

d)
any failure or inability of the Swingline Lender or any LC Fronting Lender to make payment under any Letter of Credit as a result of any Applicable Laws or by reason of any control or restitution rightfully or wrongfully exercised by any Person asserting or exercising governmental or paramount powers; or

e)
any other consequences arising in respect of a failure by the Swingline Lender or any LC Fronting Lender to honour a Letter of Credit due to causes beyond the control of such Swingline Lender or LC Fronting Lender;

and none of the above shall affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrower under Section 6.23.  Without limiting the generality of the foregoing, it is agreed that any payment made by the Swingline Lender or any LC Fronting Lender in good faith under and in accordance with the terms of a Letter of Credit shall be binding upon the Borrower and shall not result in any liability of the Swingline Lender or any LC Fronting Lender or any of the Lenders to the Borrower and shall not lessen the obligations of the Borrower under Section 6.23.

Notwithstanding the provisions of this Section 6.22, the Borrower shall not be responsible for, and none of the Swingline Lender, any LC Fronting Lender or any Lender shall be relieved of responsibility for, any wilful misconduct or gross negligence of or by the Swingline Lender, any LC Fronting Lender or any other Lender.

6.23           Reimbursement Obligations of the Borrower

The Borrower shall reimburse the Swingline Lender and the applicable LC Fronting Lender on demand for any amounts paid by the Swingline Lender or such LC Fronting Lender from time to time as contemplated by Section 6.22 and, without limiting the generality of the foregoing, the Borrower shall indemnify and save the Swingline Lender and any LC Fronting Lender and the other Lenders harmless on demand from and against any and all other losses (other than lost profits), costs, damages, expenses, claims, demands or liabilities which any of them may suffer or incur arising in any manner whatsoever in connection with the making of any such payments (including, without limitation, in connection with proceedings to restrain the Swingline Lender or any LC Fronting Lender from making, or to compel the Swingline Lender or any LC Fronting Lender to make, any such payment).

6.24           Overdue Amounts and Indemnity

Without limiting any other provisions of this Agreement, if the Borrower shall fail to reimburse the Swingline Lender or the applicable LC Fronting Lender for any payments made by such Swingline Lender or the LC Fronting Lender under a Letter of Credit as contemplated in Section 6.23, the amount that the Borrower fails to reimburse such Swingline Lender or the LC Fronting Lender shall be deemed to be a Prime Rate Advance for payments made by such Swingline Lender or the LC Fronting Lender in Canadian Dollars and a U.S. Base Rate Advance for payments made by the such Swingline Lender or the LC Fronting Lender in U.S. Dollars to the Borrower.  Such LC Fronting Lender shall forthwith give notice of such Advance to the Borrower and to the Administrative Agent, which shall promptly give notice to the other Lenders following which each Lender shall deliver its Proportionate Share of such Advance to the Administrative Agent for the benefit of such LC Fronting Lender not later than 2:00 p.m. (Toronto time) on the next Banking Day after the day that such Advance is deemed to have been made.  If a Letter of Credit is issued with a maturity date that is later than a Non-Agreeing Lender Maturity Date:

a)	the applicable Non-Agreeing Lender will continue to be obligated to provide its Proportionate Share of any such Advance made on or before the Non-Agreeing Lender Maturity Date; and

b)
each Agreeing Lender will be obligated to provide its Proportionate Share (for greater certainty, calculated by excluding the Commitments of any Non-Agreeing Lenders that have expired) of any such Advance made after the Non-Agreeing Lender Maturity Date.

Interest shall be payable on such deemed Prime Rate Advance or U.S. Base Rate Advance from the date of such deemed Prime Rate Advance or U.S. Base Rate Advance in accordance with the terms of this Agreement.

6.25           Indemnification of LC Fronting Lender

Each Lender agrees to indemnify the applicable LC Fronting Lender (to the extent not reimbursed by the Borrower), according to its Proportionate Share of the Facility from and against any and all liabilities and obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against any LC Fronting Lender in any way relating to or arising out of the issuance of a Letter of Credit in accordance with this Agreement, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from any LC Fronting Lender's gross negligence or wilful misconduct.

6.26           Acceleration

Upon the Administrative Agent making a declaration under Section 9.2, the maximum amount of the contingent liability of the Swingline Lender and any LC Fronting Lender and the Lenders under any Letter of Credit which is then outstanding shall immediately become due and payable to the Administrative Agent notwithstanding that the Swingline Lender or the applicable LC Fronting Lender has not at such date been required to make payment under any such Letter of Credit.  Any such amount paid to the Administrative Agent for the account of the Lenders or the Swingline Lender, as applicable, shall be held by the Administrative Agent or the Swingline Lender, as applicable, for the account of the Lenders or the Swingline Lender, as applicable, in a separate collateral account of the Borrower as security for the repayment of future indebtedness of the Borrower to the applicable Lenders in respect of the applicable Letters of Credit which are drawn down and, pending the expiry of all outstanding Letters of Credit, any amounts paid to the Administrative Agent for the account of the Lenders or the Swingline Lender, as applicable, shall bear interest at the rate established by the Administrative Agent or the Swingline Lender, as applicable, from time to time as that payable in respect of 30 day certificates of deposit of the Administrative Agent or the Swingline Lender, as applicable, for monies of like amount.

6.27           Conflict with Applications

To the extent that any provision of any application for the issuance of a Letter of Credit in the standard form of the Swingline Lender or the applicable LC Fronting Lender or such other form as may be approved by the Swingline Lender or the applicable LC Fronting Lender is inconsistent with the provisions of Sections 6.21, 6.22, 6.23, 6.24 or 6.25, the provisions of such Sections of this Agreement shall apply.

4.	The Borrower confirms that as at the date hereof:

(a)	no Subsidiary of the Borrower or the Fund has been designated as a Non-Restricted Subsidiary; and

(b)	the Restricted Subsidiaries are as set out in Exhibit 2 hereto.

Schedule I (Disclosure Schedule) is deleted in its entirety and replaced with Exhibit 2 hereto.

5.
The Borrower and the Fund represent and warrant that as at the date hereof the representations and warranties made by each of them in the Credit Agreement, including therein this Third Amending Agreement as a Credit Document and the Disclosure Schedule as amended hereby, are true and correct and that no Default or Event of Default has occurred and is continuing or would result herefrom.

6.	The Maturity Date is extended to November 18, 2010, subject to further extension as provided for in the Credit Agreement.

7.
The obligations of the Lenders under this Agreement are subject to and conditional upon satisfaction of the following conditions and the receipt by the Administrative Agent, for and on behalf of the Lenders, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

a)	this Third Amending Agreement (including the Acknowledgement forming a part thereof) duly executed and delivered by the Borrower, the Fund and each Restricted Subsidiary which is a party thereto;

b)
the Administrative Agent and the Lenders shall have received favourable legal opinions of Borrower's Counsel relating to, inter alia, subsistence of the Fund, the Borrower and Restricted Subsidiaries and the authorization, execution, delivery and enforceability of the Third Amending Agreement and the continuing enforceability of the Amended Credit Agreement and the Guarantee and Subordination Agreements to which each is a party;

c)	the Borrower shall have paid all fees and expenses then due in respect of the Third Amending Agreement;

d)	the Administrative Agent and the Lenders shall have received favourable legal opinions of Lenders' Counsel dated on the date hereof; and

e)	the Administrative Agent and the Lenders shall have received in respect of each member of the Restricted Group (unless otherwise specified):

i.	a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Governmental/Judicial Body of the jurisdiction of organization of such Person;

ii.
a certified copy of their Constating Documents, and a certified copy of the resolutions of the board of directors (or similar authorization) of the Borrower and each Restricted Subsidiary and a resolution of the Borrower as administrator of the Fund with respect to the Fund authorizing the execution and delivery of the Third Amending Agreement and the transactions contemplated thereby and the performance by each of them of their obligations thereunder, together with a certificate of a Senior Officer of the Fund, the Borrower and each Restricted Subsidiary to the effect that all such documents are in full force and effect in such form with no proceedings pending to amend or rescind the same, and no agreements or other documents are in effect which restrict the powers of its board of directors (or where appropriate, its trustee), provided that the foregoing may be satisfied by a certification that the same have not changed since the date last certified and provided to the Lenders; and

iii.	a certificate of incumbency with specimen signatures of the individuals executing the Third Amending Agreement.

The conditions in this Section 7 are inserted for the sole benefit of the Lenders and the conditions set out herein may be waived by all of the Lenders in whole or in part (with or without terms or conditions).

8.
This Third Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

9.	This Third Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

10.
This Third Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed, shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

11.	The Credit Agreement, as amended by this Third Amending Agreement, is hereby ratified and confirmed.

IN WITNESS WHEREOF the parties hereto have executed this Third Amending Agreement effective as of the date first above written.

ENERMARK INC. Per: "Robert J. Waters" Name: Robert J. Waters Title: Senior Vice President and Chief Financial Officer Per: "Rodney D. Gray" Name: Rodney D. Gray Title: Vice President, Finance

ENERPLUS RESOURCES FUND, by
ENERMARK INC.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:         Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:         Vice President, Finance

CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent Per: "Joelle Chatwin" Name: Joelle Chatwin Title: Executive Director Per: "Chris Perks" Name: Chris Perks Title: Executive Director

CANADIAN IMPERIAL BANK OF COMMERCE as Lender Per: "Joelle Chatwin" Name: Joelle Chatwin Title: Executive Director Per: "Chris Perks" Name: Chris Perks Title: Executive Director
ROYAL BANK OF CANADA Per: "Mark Saar" Name: Mark Saar Title: Authorized Signatory Per: Name: Title:
BANK OF MONTREAL Per: "R.P. Heinrichs" Name: R.P. Heinrichs Title: Director Per: "Carol McDonald" Name: Carol McDonald Title: Associate

THE BANK OF NOVA SCOTIA Per: "Stacey Strike" Name: Stacey Strike Title: Director Per: "Eugenia Scarlett" Name: Eugenia Scarlett Title: Associate Director
HSBC BANK CANADA Per: "Greg Gannett" Name: Greg Gannett Title: Director Per: "Sarah Wong" Name: Sarah Wong Title: Relationship Manager
NATIONAL BANK OF CANADA Per: "Doug Ruzicki" Name: Doug Ruzicki Title: Senior Manager, Corporate Banking Per: "Greg Steidl" Name: Greg Steidl Title: Manager, Corporate Banking

THE TORONTO-DOMINION BANK Per: "Loretta Palandri" Name: Loretta Palandri Title: Vice President & Director, Corporate Credit Per: "David Radomsky" Name: David Radomsky Title: Vice President
UNION BANK OF CALIFORNIA, CANADA BRANCH Per: "Phil Taylor" Name: Phil Taylor Title: Senior Vice President Per: Name: Title:
ALBERTA TREASURY BRANCHES Per: "Eugene Czuczman" Name: Eugene Czuczman Title: Director, Energy Group Per: "Luke Puxley" Name: Luke Puxley Title: Associate Director

CITIBANK, N.A., Canadian Branch Per: "Matthew R. van Remmen" Name: Matthew R. van Remmen Title: Vice President Per: Name: Title:

ACKNOWLEDGEMENT

For good and valuable consideration (the receipt and sufficiency of which are conclusively acknowledged), each of the undersigned acknowledges the Third Amending Agreement and confirms and agrees that the Fund and Restricted Subsidiary Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Third Amending Agreement.  Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended.

ENERPLUS RESOURCES FUND, by ENERMARK INC.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance
Title:

ENERPLUS RESOURCES CORPORATION

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance

ENERPLUS OIL & GAS LTD.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance

ENERPLUS LIMITED PARTNERSHIP II by its
general partner ENERPLUS HOLDINGS II LTD.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance
Title:

ENERPLUS COMMERCIAL TRUST by its trustee
ENERPLUS ECT RESOURCES LTD.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance

ENERPLUS RESOURCES (USA) CORPORATION

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance

ENERPLUS RESOURCES U.S. INC.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance
Title:

3104613 NOVA SCOTIA LIMITED

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance

1209783 ALBERTA ULC Per: "Robert J. Waters" Name: Robert J. Waters Title: Senior Vice President and Chief Financial Officer Per: "Rodney D. Gray" Name: Rodney D. Gray Title: Vice President, Finance

ENERPLUS FINANCE LIMITED PARTNERSHIP by its
general partner 1239337 ALBERTA ULC

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:         Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:         Vice President, Finance

1239337 ALBERTA ULC

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:         Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance:
Title:

1239351 ALBERTA ULC

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance
Title:

1277149 ALBERTA LTD.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:         Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:          Vice President, Finance
Title:

KIRBY OIL SANDS PARTNERSHIP, by its managing
general partner ENERMARK INC.

Per:            "Robert J. Waters"
Name:        Robert J. Waters
Title:          Senior Vice President and Chief Financial Officer

Per:            "Rodney D. Gray"
Name:        Rodney D. Gray
Title:            Vice President, Finance
Title:

EXHIBIT 1
to the Third Amending Agreement dated October 25, 2007

SCHEDULE "B" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

COMMITMENTS OF LENDERS

A. Syndicated Facility

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
Canadian Imperial Bank of Commerce Credit Capital Markets 9th Floor, Bankers Hall East 855 - 2nd Street SW Calgary, AB T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	Cdn. $75,000,000
Royal Bank of Canada RBC Capital Markets Suite 1100, 888 - 3rd Street SW Calgary, AB T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3890	Cdn. $135,000,000
Bank of Montreal BMO Nesbitt Burns Suite 2200, 333 - 7th Avenue SW Calgary, AB T2P 2Z1 Attention: Manager Facsimile: (403) 515-3650	Cdn. $135,000,000
The Bank of Nova Scotia c/o Scotia Capital Corporate Banking - Oil, Gas & Pipelines 2000, 700 - 2nd Street SW Calgary, AB T2P 2N7 Attention: Managing Director Facsimile: (403) 221-6497	Cdn. $115,000,000

HSBC Bank Canada 2210, 777 - 8th Avenue SW Calgary, AB T2P 3R5 Attention: Senior Manager Facsimile: (403) 215-4433	Cdn. $115,000,000
National Bank of Canada Suite 2802, 450 - 1st Street SW Calgary, AB T2P 1H1 Attention: Senior Manager Facsimile: (403) 265-0543	Cdn. $100,000,000
The Toronto-Dominion Bank TD Securities Investment Banking Home Oil Tower 800, 324 - 8th Avenue SW Calgary, AB T2P 2Z2 Attention: Vice President & Director Facsimile: (403) 292-2772	Cdn. $100,000,000
Union Bank of California, Canada Branch 440 - 2nd Avenue SW, Suite 730 Calgary, AB T2P 5E9 Attention: Vice President Facsimile: (403) 264-2770	Cdn. $50,000,000
Alberta Treasury Branches 239 - 8th Avenue SW Calgary, AB T2P 1B9 Attention: Manager, Energy & CommercialBanking Facsimile: (403) 974-5784	Cdn. $50,000,000
Citibank, NA, Canadian Branch Suite 4301, 400 - 3rd Avenue SW Calgary, AB Assistant Vice President Facsimile: (403) 398-1693	Cdn. $50,000,000

B. Swingline Facility

Name and Address of Lender	Swingline F acility Commitment (Cdn. $)
Canadian Imperial Bank of Commerce
CIBC Corporate Client Support Centre
40 Dundas Street West, 5th Floor
Commerce Court Postal Station
Toronto, ON  M5L 1A2

Attention:         Corporate Credit Analyst
Facsimile:          (416) 980-5855
Cdn. $75,000,000

EXHIBIT 2
to the Third Amending Agreement dated October 25, 2007

SCHEDULE "I" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

DISCLOSURE INFORMATION RELATING TO
THE FUND, THE BORROWER AND RESTRICTED SUBSIDIARIES

Borrower:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

EnerMark Inc.	Alberta	Alberta	100% of common shares owned by 1239351 Alberta ULC

Restricted Subsidiaries:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

Enerplus Resources Corporation	Alberta	Alberta	100 % owned by the Borrower
Enerplus Oil & Gas Ltd.	Alberta	Alberta	100 % owned by Enerplus Resources Corporation
Enerplus Commercial Trust	Alberta	Alberta	100 % owned by Enerplus Limited Partnership II
Enerplus Limited Partnership II	Alberta	Alberta	100% of limited partner interest owned by the Fund and 100% of general partner interest owned by Enerplus Holdings II Ltd.
1209783 Alberta ULC	Alberta	Alberta	100% owned by the Borrower
Enerplus (Hungary) Kft	Hungary	Hungary	99% owned by the Borrower and 1% owned by 1209783 Alberta ULC
Enerplus Energy Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus Holdings II Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus ECT Resources Ltd.	Alberta	Alberta	100% owned by Enerplus Holdings II Ltd.
EnerMark Management Inc.	Alberta	Alberta	100% owned by the Fund
Enerplus Global Energy Management Company	Nova Scotia	Alberta	100% of common shares owned by EnerMark Management Inc.; 100% of Series 1 Preferred Shares owned by the Borrower
3104613 Nova Scotia Limited	Nova Scotia	Alberta	100% owned by the Borrower
Enerplus Resources U.S. Inc.	Delaware	Alberta	100% owned by 3104613 Nova Scotia Limited

Enerplus Resources (USA) Corporation	Delaware	Alberta	100% owned by Enerplus Resources U.S. Inc.
Enerplus Finance Limited Partnership	Alberta	Alberta	100% of limited partner interest owned by the Fund and 100% of general partner interest owned by 1239337 Alberta ULC
1239337 Alberta ULC	Alberta	Alberta	100% owned by the Fund
1239351 Alberta ULC	Alberta	Alberta	100% of common shares owned by Enerplus Finance Limited Partnership and 100% of preferred shares owned by the Fund
Marlco Inc.	Colorado	Alberta	100% owned by the Borrower
Oiltex Inc.	Texas	Alberta	100% owned by the Borrower
Dugite Resources Inc.	Texas	Alberta	100% owned by the Borrower
1030467 Alberta Ltd.	Alberta	Alberta	100% owned by Enerplus Oil & Gas Ltd.
Enerplus USA 2006 Acquisition Inc.	Delaware	Alberta	100% owned by Enerplus Resources U.S. Inc.
Kirby Oil Sands Partnership	Alberta	Alberta	99.9% of general partner interest owned by the Borrower and 0.1% of general partner interest owned by 1277149 Alberta Ltd.
1277149 Alberta Ltd.	Alberta	Alberta	100% owned by the Borrower

EXHIBIT 3
to the Third Amending Agreement dated October 25, 2007

OUTSTANDING LETTERS OF CREDIT

[Information Redacted]

FOURTH AMENDING AGREEMENT

This Fourth Amending Agreement dated as of February 13th, 2008 but effective as of the Effective Time

BETWEEN:

Enermark Inc. as Borrower (the "Borrower")

- and -

Enerplus Resources Fund as Guarantor and Covenantor (the "Fund")

- and -

Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank, HSBC Bank Canada, National Bank of Canada, Union Bank of California, Canada Branch, Alberta Treasury Branches and Citibank, N.A., Canadian Branch, (collectively, the "Existing Lenders")

- and -

Fortis Capital (Canada) Ltd., Société Générale (Canada Branch) and Sumitomo Mitsui Banking Corporation of Canada (collectively, the "New Lenders")

- and -

Canadian Imperial Bank of Commerce as Administrative Agent (the "Administrative Agent")

- with -

CIBC World Markets as Sole Lead Arranger and Sole Bookrunner

- and -

Royal Bank of Canada and Bank of Montreal as Co-Syndication Agents

- and -

The Bank of Nova Scotia as Documentation Agent

WHEREAS the Borrower, the Fund, the Existing Lenders and the Administrative Agent are parties to a Credit Agreement dated as of November 18, 2004 as amended by a First Amending Agreement dated October 14, 2005, a Waiver dated February 3, 2006, a Second Amending Agreement dated October 20, 2006 and a Third Amending dated October 25, 2007 (as amended, the "Credit Agreement") and, together with the New Lenders, wish to further amend the Credit Agreement (the Credit Agreement as amended by this Fourth Amending Agreement being the "Amended Credit Agreement");

NOW THEREFORE in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

1.	Definitions

Capitalized terms used herein and which are not otherwise defined herein shall have the same meaning as is given to them in the Credit Agreement.  In addition, "Effective Time" means the time (M.S.T.) on the date hereof upon which all conditions precedent set out in Section 11 hereof have been performed to the satisfaction of the Lenders or have been waived by the Lenders (as confirmed to the Borrower by the Administrative Agent) and this Agreement shall not be effective in any way until the Effective Time occurs.

2.	Amendments to Definitions

(a)	Section 1.1 of the Credit Agreement is amended by adding the following definitions in the appropriate alphabetical order of Section 1.1 of the Credit Agreement:

(i)
"Enermark BA Obligations" means the outstanding Bankers' Acceptances described in Schedule A hereto that were previously issued by the Borrower and accepted by the Existing Lenders at the request of the Borrower pursuant to the Credit Agreement;

(ii)	"FET Resources" means FET Resources Ltd. and its successors and assigns;

(iii)	"Focus" means Focus Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta;

(iv)
"Focus Arrangement" means the arrangement involving the Borrower, the Fund, Focus and FET Resources under the provisions of section 193 of the Business Corporations Act (Alberta) in accordance with the terms and conditions of the Focus Arrangement Agreement;

(v)	"Focus Arrangement Agreement" means the arrangement agreement dated effective December 2, 2007 among the Borrower, the Fund, Focus and FET Resources;

(vi)
"Focus BA Obligations" means the outstanding Bankers' Acceptances described in Schedule B hereto that were previously issued by FET Resources and accepted by the Focus Lenders at the request of FET Resources pursuant to the Focus Credit Agreement;

(vii)
"Focus Credit Agreement" means, collectively: (A) the credit agreement dated June 26, 2006, as amended on June 8, 2007 among FET Resources and Focus LP, as joint and several borrowers, the Focus Lenders and Royal Bank of Canada, as administrative agent for the Focus Lenders; and (B) the letter agreement dated June 26, 2006 between Royal and FET Resources and Focus LP providing for an operating facility, each as amended, supplemented or varied to and including the Effective Date;

(viii)
"Focus Lenders" means, as applicable, Royal Bank of Canada, Bank of Montreal, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia, as lenders under the Focus Credit Agreement described in paragraph (A) of the definition thereof and Royal Bank of Canada, as lender under the Focus Credit Agreement described in paragraph (B) of the definition thereof;

(ix)	"Focus LP" means Focus Limited Partnership, a limited partnership established under the laws of Alberta and its successors and assigns;

(x)
"Harvest Operations Guarantee" means the guarantee dated March 31, 2006 granted by Redearth Partnership to the Harvest Operations Lenders in respect of obligations, liabilities and indebtedness of Harvest Operations Corp. to the Harvest Operations Lenders as the same may be amended, modified, supplemented or replaced from time to time;

(xi)
"Harvest Operations Lenders" means the agent and the lenders from time to time pursuant to any credit agreement between Harvest Operations Corp., as borrower, and such agent and lenders and their successors and assigns in such capacity from time to time thereunder;

(xii)	"Redearth Partnership" means Redearth Partnership, a general partnership formed under the laws of Alberta by its partners, FET Resources and Harvest Operations Corp., and its successors and assigns;

(xiii)	"Royal" means Royal Bank of Canada; and

(xiv)
"Royal LCs" means the outstanding letters of credit described in Schedule C hereto issued by Royal at the request and for the account of FET Resources under the Focus Credit Agreement described in paragraph (b) of the definition thereof.

3.	Increase to Syndicated Facility Limit and Total Commitment and Addition of New Lenders

(a)
Effective at the Effective Time, the Total Commitment is hereby increased to Cdn. $1,400,000,000 and the Syndicated Facility Limit is hereby increased to Cdn. $1,325,000,000 and (i) each of the New Lenders is hereby made a Lender under the Syndicated Facility with a Syndicated Facility Commitment as set out in Exhibit 1 hereto and (ii) the Syndicated Facility Commitment of each Existing Lender (together with the Syndicated Facility Commitment of each New Lender) is as set out in Exhibit 1 hereto which replaces Schedule "B" to the Credit Agreement.  From and after the Effective Time, each New Lender agrees to be bound by the provisions of the Amended Credit Agreement applicable to a Lender under the Syndicated Facility and to perform its obligations as a Lender thereunder.

From and after the Effective Time, each Lender under the Syndicated Facility agrees that its Commitment is as set out in Exhibit 1 hereto.

(b)	The address for service of notices for the New Lenders are as follows:

Société Générale (Canada Branch)
1501 Ave. McGill College
Suite 1800
Montréal, Québec   H3A 3M8

Attention:  Loan Servicing Group
Facsimile:  (514) 841-6250

Sumitomo Mitsui Banking Corporation of Canada
Ernst & Young Tower
Toronto-Dominion Centre
Suite 1400, 222 Bay Street
Toronto, Ontario   M5K 1H6

Attention:  Vice President
Facsimile:  (416) 367-3565

Fortis Capital (Canada) Ltd.
2520, 707 - 8th Avenue S.W.
Calgary, Alberta   T2P 1H5

Attention:  Vice President, Global Energy
Facsimile:  (403) 514-6923

(c)
In order to give effect to the increase in the Total Commitment, the Syndicated Facility Limit and the Syndicated Facility Commitments as provided for herein, the Outstanding Principal of the Syndicated Facility (other than the One Day BA (as hereinafter defined)) shall be adjusted (by the Administrative Agent in accordance with its normal practices) at the Effective Time to ensure each Lender is owed its Proportionate Share (after giving effect to the increase in the Syndicated Facility Limit) of all such Outstanding Principal and, for certainty, the Enermark BA Obligations and the Focus BA Obligations shall be subject to the indemnity as provided for in Section 5.  From and after the Effective Time, all Advances shall be made on the basis of the Proportionate Share of each Lender as amended pursuant to the previous sentence except as otherwise provided in the Amended Credit Agreement.  The Lenders acknowledge that Bankers' Acceptances in the principal amount of approximately Cdn. $645,000,000 (the "One Day BA") will be issued by Enermark under the Credit Agreement and accepted prior to the Effective Time by the Existing Lenders on the date hereof with a term of one (1) day and that, assuming the Effective Time occurs on the date hereof, the One Day BA will be rolled-over under the Amended Credit Agreement on the day immediately following the date hereof (the "Rollover Date").  Notwithstanding the occurrence of the Effective Time, there will be no adjustment or indemnity in respect of the One Day BA under the Amended Credit Agreement and the One Day BA shall not be considered outstanding in accordance with the Proportionate Shares of the Lenders under the Amended Credit Agreement until the Rollover Date.

The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Administrative Agent or any of the Lenders (to evidence the assignment of interests in existing Advances other than the One Day BA) to give effect to the increase in the Total Commitment and the Syndicated Facility Limit and to ensure that the aggregate Outstanding Principal (other than the One Day BA) owing to each Lender under the Syndicated Facility is in proportion to each Lender's Proportionate Share of all such Outstanding Principal after giving effect to such increase.

4.	Assumption of Focus BA Obligations

Effective at the Effective Time, the Borrower hereby agrees to assume all of the obligations of FET Resources to the Focus Lenders under the Focus BA Obligations and the Focus BA Obligations shall be deemed to be BA Advances under the Amended Credit Agreement and shall form part of the Outstanding Principal.

5.	BA Indemnity

(a)
Each Lender (including, for certainty, the New Lenders) hereby undertakes, severally according to its Proportionate Share and not jointly or jointly and severally with any other Lender, to indemnify, effective at the Effective Time:

(i)
each Existing Lender from and against any and all losses or costs (other than loss of profits) paid or incurred by such Existing Lender with respect to such Proportionate Share of the Enermark BA Obligations, but excluding any losses or costs resulting from the gross negligence or wilful misconduct of such Existing Lender; and

(ii)
each Focus Lender from and against any and all losses or costs (other than loss of profits) paid or incurred by such Focus Lender with respect to such Proportionate Share of the Focus BA Obligations, but excluding any losses or costs resulting from the gross negligence or wilful misconduct of such Focus Lender.

(b)
The Borrower hereby consents to the terms of the foregoing indemnity and acknowledges that any payment made by the Lenders in good faith pursuant to the terms of this Section 5 shall form part of the Obligations.

(c)
Promptly after the Effective Time, the Existing Lenders (in respect of the Enermark BA Obligations) and the Focus Lenders (in respect of the Focus BA Obligations) each hereby agree to refund to the Administrative Agent on behalf of the Lenders 80% of the Bankers' Acceptance Fees previously paid to the Existing Lenders in respect of the Enermark BA Obligations and of the stamping fees previously paid to the Focus Lenders in respect of the Focus BA Obligations, respectively, in each case attributable to the number of days remaining in the term of such Bankers' Acceptances from and including the Effective Date but excluding any such fees attributable, as applicable, to each Existing Lender's Proportionate Share of the Enermark BA Obligations from and after the Effective Time and each Focus Lender's Proportionate Share of the Focus BA Obligations from and after the Effective Time.  The Administrative Agent shall, forthwith on receipt of such refund payments, distribute the same to the Lenders in accordance with each Lender's Proportionate Share.

6.	Royal LCs

Effective at the Effective Time, the Borrower hereby agrees to assume all of the obligations of FET Resources to Royal under the Royal LCs.  Solely for the purposes of the Royal LCs and only for so long as the Royal LCs are outstanding, Royal shall be considered to be a Swingline Lender with a Swingline Commitment equal to the undrawn amount of the Royal LCs and shall be entitled to all the rights and benefits of a Swingline Lender under the Amended Credit Agreement.  While the Royal LCs are outstanding, the Swingline Commitment of CIBC shall be reduced from time to time by an amount equal to the undrawn amount of the Royal LCs.  Royal agrees that it shall collect all fees with respect to the Royal LCs payable under the Amended Credit Agreement directly from the Borrower and shall forthwith advise the Administrative Agent and the Borrower of the cancellation of each Royal LC (either by way of a drawdown thereunder or the expiry or return thereof).

7.	Amendments to Credit Agreement

Effective at the Effective Time, the Credit Agreement is amended as follows:

(a)	by deleting the reference to "$1,200,000,000" and replacing it with "$1,550,000,000" in Section 2.7(b); and

(b)
by inserting "and other than the Harvest Operations Guarantee, provided the obligations pursuant to the Harvest Operations Guarantee are limited in recourse to Harvest Operations Corp. and its interest in the Redearth Partnership and the assets thereof and the Harvest Operations Lenders have no recourse to FET Resources and its interest in the Redearth Partnership and the assets thereof" in Section 8.6(a) in the last line thereof after "Hedge Provider".

8.	Amendments to Schedules to the Credit Agreement

(a)	Effective at the Effective Time, Schedule F (Permitted Encumbrances Schedule) of the Credit Agreement is amended by:

(i)	deleting "and" in the last line of paragraph (k);

(ii)	replacing "." in the last line of paragraph (l) and adding "; and "; and

(iii)	adding the following as paragraph (m):

"(m)
any Security Interest from time to time granted by Redearth Partnership to the Harvest Operations Lenders in respect of the assets of Redearth Partnership but only with respect to the undivided interests of the partner or partners of Redearth Partnership other than FET Resources in such partnership assets."

(b)	The Borrower confirms that as at the Effective Date:

(i)	no Subsidiary of the Borrower or the Fund has been designated as a Non-Restricted Subsidiary; and

(ii)	the Restricted Subsidiaries are as set out in Exhibit 2 hereto;

and that Schedule I (Disclosure Schedule) to the Amended Credit Agreement is deleted in its entirety and replaced with Exhibit 2 hereto.

9.	Restricted Subsidiaries

Effective at the Effective Time, the Borrower hereby designates each of FET Resources, FET Management Ltd., Focus Commercial Trust, Focus LP, FET Gas Production Ltd., Focus B.C. Trust, 1082123 Alberta Ltd., Tommy Lakes Partnership, FET Energy LP, FET Operating Partnership, 894248 Alberta Ltd., FET Energy Ltd. and 1154306 Alberta Ltd. (collectively, the "Focus Entities") as Restricted Subsidiaries and covenants and agrees to cause each Focus Entity to comply with the provisions of Section 4.5 of the Amended Credit Agreement and deliver a Restricted Subsidiary Guarantee and Subordination Agreement and the other documents, certificates and opinions as and when required by such Section 4.5.

10.	Fees

As consideration for the increased Commitment of each Existing Lender and the Commitment of each New Lender, the Borrower agrees to pay each Existing Lender and each New Lender, as applicable, a one time fee of 15 bps on the incremental amount of each Existing Lender's increased Commitment and on the amount of each New Lender's Commitment, in each case payable at the Effective Time.

11.	Conditions Precedent

The obligations of the Lenders under this Fourth Amending Agreement are subject to and conditional upon satisfaction of the following conditions and the receipt by the Administrative Agent, for and on behalf of the Lenders, of the following documents, each in full force and effect, and in form and substance satisfactory to the Administrative Agent or the Lenders, as applicable, acting reasonably:

(a)	there exists no Default or Event of Default (after taking into account completion of the Focus Arrangement) and the Administrative Agent has received a certificate of the Borrower to such effect;

(b)
the representations and warranties contained in the Credit Agreement, including therein this Fourth Amending Agreement as a Credit Document and the Disclosure Schedule as amended hereby, are true and correct after taking into account completion of the Focus Arrangement and the Administrative Agent has received a certificate of the Borrower to such effect;

(c)
the Focus Arrangement has been completed in accordance with the terms of the Focus Arrangement Agreement without any amendment thereto, other than any amendments thereto that have been consented to by the Administrative Agent and the Lenders and the Administrative Agent has received a certificate of the Borrower to such effect;

(d)
the Focus Credit Agreement shall have been terminated and all amounts owing thereunder (other than the Focus BA Obligations and the Royal LCs) shall have been repaid and a copy of the termination notice shall have been delivered to the Administrative Agent;

(e)
the Administrative Agent shall have received a release and discharge from Royal Bank of Canada as agent for the Focus Lenders releasing and discharging all of the Security Interests held by Royal Bank of Canada for and on behalf of the Focus Lenders in respect of Focus and its Subsidiaries, such release and discharge to be in form and substance satisfactory to the Administrative Agent, acting reasonably;

(f)	the Administrative Agent shall have received the following with respect to the Focus Arrangement:

(i)	a certified true copy of the Final Order;

(ii)	a certified true copy of the filed Articles of Arrangement; and

(iii)	the Certificate of Arrangement;

(g)	the Administrative Agent shall have received a duly executed copy of each of the following documents:

(i)	this Fourth Amending Agreement (including the Acknowledgement forming a part thereof) from the Borrower, the Fund and each Restricted Subsidiary which is a party thereto; and

(ii)
an agreement from the Harvest Operations Lenders (or their agent), in form and substance satisfactory to the Administrative Agent, acting reasonably, acknowledging that the recourse of the Harvest Operations Lenders against the Redearth Partnership under the Harvest Operations Guarantee and all security provided therefor is limited to Harvest Operations Corp. and its interest in the Redearth Partnership and the assets thereof and that the Harvest Operations Lenders have no recourse under the Harvest Operations Guarantee and the security therefor to FET Resources and its interest in the Redearth Partnership and the assets thereof;

(h)	the Administrative Agent and the Lenders shall have received in respect of each member of the Restricted Group (unless otherwise specified):

(i)	a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Governmental/Judicial Body of the jurisdiction of organization of such Person;

(ii)
a certified copy of their Constating Documents, and a certified copy of the resolutions of the board of directors (or similar authorization) of the Borrower and each Restricted Subsidiary and a resolution of the Borrower as administrator of the Fund with respect to the Fund authorizing the execution and delivery of this Fourth Amending Agreement and the transactions contemplated thereby and the performance by each of them of their obligations thereunder, together with a certificate of a Senior Officer of the Fund, the Borrower and each Restricted Subsidiary to the effect that all such documents are in full force and effect in such form with no proceedings pending to amend or rescind the same, and no agreements or other documents are in effect which restrict the powers of its board of directors (or where appropriate, its trustee), provided that the foregoing may be satisfied by a certification that the same have not changed since the date last certified and provided to the Lenders; and

(iii)	a certificate of incumbency with specimen signatures of the individuals executing this Fourth Amending Agreement and the documents contemplated hereby; and

(iv)	a certified copy of any Material Contracts not previously delivered to the Administrative Agent and any amendments to any Material Contracts previously provided in certified form;

(i)
the Administrative Agent and the Lenders shall have received favourable legal opinions of Borrower's Counsel relating to the subsistence of the Fund, the Borrower and the Restricted Subsidiaries and the authorization, execution, delivery and enforceability of this Fourth Amending Agreement and the continuing enforceability of the Amended Credit Agreement, the Fund Guarantee and Subordination Agreement and each Restricted Guarantee and Subordination Agreement;

(j)	the Administrative Agent and the Lenders shall have received favourable legal opinions of Lenders' Counsel; and

(k)	the Borrower shall have paid all fees and expenses then due in respect of this Fourth Amending Agreement.

The conditions in this Section 11 are inserted for the sole benefit of the Lenders and the conditions set out herein may be waived by all of the Lenders in whole or in part (with or without terms or conditions).

12.	Termination

Notwithstanding anything to the contrary contained herein, if the Focus Arrangement is not completed on or prior to February 28, 2008, this Fourth Amending Agreement shall terminate.

13.	Miscellaneous

(a)
This Fourth Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b)	This Fourth Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

(c)
This Fourth Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed, shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(d)	The Credit Agreement, as amended by this Fourth Amending Agreement, is hereby ratified and confirmed.

(e)
The Borrower hereby directs the Administrative Agent to debit the accounts of the Borrower maintained with the Administrative Agent for the fees payable pursuant to Section 10 hereof, together with the increased agency fee payable to the Administrative Agent as agreed by the Borrower.

(f)	Each of the Focus Lenders, in such capacity and as applicable, consents to the provisions hereof relating to the Focus BA Obligations and the Royal LCs.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Fourth Amending Agreement effective as of the date first above written.

ENERMARK INC.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS RESOURCES FUND, by ENERMARK INC.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent

Per:	"Joelle Chatwin"
Name:	Joelle Chatwin
Title:	Executive Director

Per:	"David J. Swain"
Name:	David J. Swain
Title:	Managing Director

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per:	"Joelle Chatwin"
Name:	Joelle Chatwin
Title:	Executive Director

Per:	"David J. Swain"
Name:	David J. Swain
Title:	Managing Director

ROYAL BANK OF CANADA

Per:	"Mark E. Saar"
Name:	Mark E. Saar
Title:	Authorized Signatory

Per:
Name:
Title:

BANK OF MONTREAL

Per:	"R.P. Heinrichs"
Name:	R.P. Heinrichs
Title:	Director

Per:
Name:
Title:

THE BANK OF NOVA SCOTIA

Per:	"Andrew Kellock"
Name:	Andrew Kellock
Title:	Director

Per:	"Eugenia Scarlett"
Name:	Eugenia Scarlett
Title:	Associate Director

THE TORONTO-DOMINION BANK

Per:	"Loretta Palandri"
Name:	Loretta Palandri
Title:	Vice President & Director, Corporate Credit

Per:	"David Radomsky"
Name:	David Radomsky
Title:	Vice President

HSBC BANK CANADA

Per:	"Greg Gannett"
Name:	Greg Gannett
Title:	Director

Per:	"Sarah Wong"
Name:	Sarah Wong
Title:	Relationship Manager

NATIONAL BANK OF CANADA

Per:	"Doug Ruzicki"
Name:	Doug Ruzicki
Title:	Authorized Signatory

Per:	"Greg Steidl"
Name:	Greg Steidl
Title:	Authorized Signatory

UNION BANK OF CALIFORNIA, CANADA BRANCH

Per:	"Larry Sagriff"
Name:	Larry Sagriff
Title:	Vice President

Per:
Name:
Title:

ALBERTA TREASURY BRANCHES

Per:	"Eugene Czuczman"
Name:	Eugene Czuczman
Title:	Director, Energy Group

Per:	"V. Martinez"
Name:	V. Martinez
Title:	Director

FORTIS CAPITAL (CANADA) LTD.

Per:	"Anil Nayak"
Name:	Anil Nayak
Title:	Assistant Vice President

Per:	"Brad Crilly"
Name:	Brad Crilly
Title:	Director

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per:	"David Baldoni"
Name:	David Baldoni
Title:	Managing Director

Per:	"Paul Primavesi"
Name:	Paul Primavesi
Title:	Vice President

CITIBANK, N.A., Canadian Branch

Per:	"Matthew van Remmen"
Name:	Matthew van Remmen
Title:	Vice President, Corporate Banking

Per:
Name:
Title:

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per:	"Alfred Lee"
Name:	Alfred Lee
Title:	Senior Vice President

Per:
Name:
Title:

ACKNOWLEDGEMENT

For good and valuable consideration (the receipt and sufficiency of which are conclusively acknowledged), each of the undersigned acknowledges the Fourth Amending Agreement and confirms and agrees that the Fund and Restricted Subsidiary Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Fourth Amending Agreement.  Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

ENERPLUS RESOURCES FUND, by ENERMARK INC.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS RESOURCES CORPORATION

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS OIL & GAS LTD.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS LIMITED PARTNERSHIP II by its general partner ENERPLUS HOLDINGS II LTD.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS COMMERCIAL TRUST by its trustee ENERPLUS ECT RESOURCES LTD.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS RESOURCES (USA) CORPORATION

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller

ENERPLUS RESOURCES U.S. INC.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

3104613 NOVA SCOTIA LIMITED

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

1209783 ALBERTA ULC

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

ENERPLUS FINANCE LIMITED PARTNERSHIP by its general partner 1239337 ALBERTA ULC

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"David A. McCoy"
Name:	David A. McCoy
Title:	Corporate Secretary

1239337 ALBERTA ULC

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"David A. McCoy"
Name:	David A. McCoy
Title:	Corporate Secretary

1239351 ALBERTA ULC

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"David A. McCoy"
Name:	David A. McCoy
Title:	Corporate Secretary

1277149 ALBERTA LTD.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

KIRBY OIL SANDS PARTNERSHIP, by its managing general partner ENERMARK INC.

Per:	"Rodney D. Gray"
Name:	Rodney D. Gray
Title:	Vice President, Finance

Per:	"Jodi Jenson Labrie"
Name:	Jodi Jenson Labrie
Title:	Controller, Finance

EXHIBIT 1
to the Fourth Amending Agreement dated February 11, 2008

SCHEDULE "B" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

COMMITMENTS OF LENDERS

A.           Syndicated Facility

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
Canadian Imperial Bank of Commerce Credit Capital Markets 9th Floor, Bankers Hall East 855 - 2nd Street SW Calgary, AB T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	Cdn. $110,000,000
Royal Bank of Canada RBC Capital Markets Suite 1100, 888 - 3rd Street SW Calgary, AB T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3890	Cdn. $165,000,000
Bank of Montreal BMO Nesbitt Burns Suite 2200, 333 - 7th Avenue SW Calgary, AB T2P 2Z1 Attention: Manager Facsimile: (403) 515-3650	Cdn. $165,000,000
The Bank of Nova Scotia c/o Scotia Capital Corporate Banking - Oil, Gas & Pipelines 2000, 700 - 2nd Street SW Calgary, AB T2P 2W1 Attention: Managing Director Facsimile: (403) 221-6497	Cdn. $145,000,000

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
The Toronto-Dominion Bank TD Securities Investment Banking Home Oil Tower 800, 324 - 8th Avenue SW Calgary, AB T2P 2Z2 Attention: Vice President & Director Facsimile: (403) 292-2772	Cdn. $125,000,000
HSBC Bank Canada 2210, 777 - 8th Avenue SW Calgary, AB T2P 3R5 Attention: Senior Manager Facsimile: (403) 215-4433	Cdn. $115,000,000
National Bank of Canada Suite 2802, 450 - 1st Street SW Calgary, AB T2P 1H1 Attention: Senior Manager Facsimile: (403) 265-0543	Cdn. $100,000,000
Union Bank of California, Canada Branch 440 - 2nd Avenue SW, Suite 730 Calgary, AB T2P 5E9 Attention: Vice President Facsimile: (403) 264-2770	Cdn. $75,000,000
Alberta Treasury Branches 239 - 8th Avenue SW Calgary, AB T2P 1B9 Attention: Manager, Energy & CommercialBanking Facsimile: (403) 974-5784	Cdn. $75,000,000
Fortis Capital (Canada) Ltd. 2520, 707 - 8th Avenue S.W. Calgary, Alberta T2P 1H5 Attention: Vice President, Global Energy Facsimile: (403) 514-6923	Cdn. $75,000,000

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
Société Générale (Canada Branch) 1501 Ave. McGill College Suite 1800 Montréal, Québec H3A 3M8 Attention: Loan Servicing Group Facsimile: (514) 841-6250	Cdn. $75,000,000
Citibank, NA, Canadian Branch Suite 4301, 400 - 3rd Avenue SW Calgary, AB T2P 4H2 Attention: Assistant Vice President Facsimile: (403) 398-1693	Cdn. $50,000,000
Sumitomo Mitsui Banking Corporation of Canada Ernst & Young Tower Toronto-Dominion Centre Suite 1400, 222 Bay Street Toronto, Ontario M5K 1H6 Attention: Vice President Facsimile: (416) 367-3565	Cdn. $50,000,000

B. Swingline Facility

Name and Address of Lender	Swingline Facility Commitment (Cdn. $)
Canadian Imperial Bank of Commerce
CIBC Corporate Client Support Centre
40 Dundas Street West, 5th Floor
Commerce Court Postal Station
Toronto, ON  M5L 1A2

Attention:           Corporate Credit Analyst
Facsimile:            (416) 980-5855
Cdn. $75,000,000

EXHIBIT 2
to the Fourth Amending Agreement dated February 11, 2008

SCHEDULE "I" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

DISCLOSURE INFORMATION RELATING TO
THE FUND, THE BORROWER AND RESTRICTED SUBSIDIARIES

Borrower:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

EnerMark Inc.	Alberta	Alberta	100% of common shares owned by 1239351 Alberta ULC

Restricted Subsidiaries:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

Enerplus Resources Corporation	Alberta	Alberta	100 % owned by the Borrower
Enerplus Oil & Gas Ltd.	Alberta	Alberta	100 % owned by Enerplus Resources Corporation
Enerplus Commercial Trust	Alberta	Alberta	100 % owned by Enerplus Limited Partnership II
Enerplus Limited Partnership II	Alberta	Alberta	100% of limited partner interest owned by the Fund and 100% of general partner interest owned by Enerplus Holdings II Ltd.
1209783 Alberta ULC	Alberta	Alberta	100% owned by the Borrower
Enerplus (Hungary) Kft	Hungary	Hungary	99% owned by the Borrower and 1% owned by 1209783 Alberta ULC
Enerplus Energy Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus Holdings II Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus ECT Resources Ltd.	Alberta	Alberta	100% owned by Enerplus Holdings II Ltd.
EnerMark Management Inc.	Alberta	Alberta	100% owned by the Fund
Enerplus Global Energy Management Company	Nova Scotia	Alberta	100% of common shares owned by EnerMark Management Inc.; 100% of Series 1 Preferred Shares owned by the Borrower
3104613 Nova Scotia Limited	Nova Scotia	Alberta	100% owned by the Borrower
Enerplus Resources U.S. Inc.	Delaware	Alberta	100% owned by 3104613 Nova Scotia Limited
Enerplus Resources (USA) Corporation	Delaware	Alberta	100% owned by Enerplus Resources U.S. Inc.

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder

Enerplus Finance Limited Partnership	Alberta	Alberta	100% of limited partner interest owned by the Fund and 100% of general partner interest owned by 1239337 Alberta ULC
1239337 Alberta ULC	Alberta	Alberta	100% owned by the Fund
1239351 Alberta ULC	Alberta	Alberta	100% of common shares owned by Enerplus Finance Limited Partnership and 100% of preferred shares owned by the Fund
Marlco Inc.	Colorado	Alberta	100% owned by the Borrower
Oiltex Inc.	Texas	Alberta	100% owned by the Borrower
Dugite Resources Inc.	Texas	Alberta	100% owned by the Borrower
1030467 Alberta Ltd.	Alberta	Alberta	100% owned by Enerplus Oil & Gas Ltd.
Enerplus USA 2006 Acquisition Inc.	Delaware	Alberta	100% owned by Enerplus Resources U.S. Inc.
Kirby Oil Sands Partnership	Alberta	Alberta	99.9% of general partner interest owned by the Borrower and 0.1% of general partner interest owned by 1277149 Alberta Ltd.
1277149 Alberta Ltd.	Alberta	Alberta	100% owned by the Borrower
Focus Limited Partnership	Alberta	Alberta	100% of Class A limited partnership units owned by Enerplus Resources Fund 100% of the Class B exchangeable limited partnership units owned by certain members of the public
FET Energy Ltd.	Alberta	Alberta	100% owned by Focus Limited Partnership
FET Operating Partnership	Alberta	Alberta	100% owned by FET Energy LP and 894248 Alberta Ltd.
FET Energy LP	Alberta	Alberta	100% of Class B units owned by Focus LP 100% of Class A units owned by FET Energy Ltd.
FET Resources Ltd.	Alberta	Alberta	100% of common shares owned by Focus Limited Partnership
Focus B.C. Trust	Alberta	Alberta	100% of trust units owned by Focus Limited Partnership
Tommy Lakes Partnership	Alberta	Alberta	99% owned by Focus B.C. Trust 1% owned by FET Resources Ltd.
FET Management Ltd.	Alberta	Alberta	100% of common shares owned by Enerplus Finance Limited Partnership
FET Gas Production Ltd.	Alberta	Alberta	100% owned by FET Resources Ltd.
1082123 Alberta Ltd.	Alberta	Alberta	100% owned by FET Resources Ltd.
894248 Alberta Ltd.	Alberta	Alberta	100% owned by FET Energy LP
Focus Commercial Trust	Alberta	Alberta	100% owned by FET Management Ltd.
1154306 Alberta Ltd.	Alberta	Alberta	100% owned by FET Energy LP

SCHEDULE A
to the Fourth Amending Agreement dated February 11, 2008

Enermark BA Obligations

Bankers' Acceptances issued by Enermark Inc. and accepted by the Existing Lenders in the aggregate principal amount of Cdn. $83,000,000 and maturing on February 25, 2008.

SCHEDULE B
to the Fourth Amending Agreement dated February 11, 2008

Focus BA Obligations

Bankers' Acceptances issued by FET Resources Ltd. and accepted by the Focus Lenders in the aggregate principal amount of Cdn. $182,000,000 and maturing on March 25, 2008.

SCHEDULE C
to the Fourth Amending Agreement dated February 11, 2008

Royal LCs

[Information Redacted]